As confidentially submitted to the Securities and Exchange Commission on April 17, 2015.

This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

AppFolio, Inc.

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	7372 (Primary Standard Industrial Classification Code Number) 50 Castilian Drive Goleta, California 93117 (805) 617-2167	26-0359894 (I.R.S. Employer Identification Number)

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Brian Donahoo, Chief Executive Officer

Ida Kane, Chief Financial Officer

AppFolio, Inc.

50 Castilian Drive

Goleta, California 93117

(805) 364-6093

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

C. Craig Carlson, Esq. Ryan C. Wilkins, Esq. Stradling Yocca Carlson & Rauth, P.C. 660 Newport Center Drive Newport Beach, California 92660 (949) 725-4000	Lisa A. Murison, Esq. Stradling Yocca Carlson & Rauth, P.C. 100 Wilshire Boulevard Santa Monica, California 90401 (424) 214-7000	Mark A. Bertelsen, Esq. Jose F. Macias, Esq. Wilson Sonsini Goodrich & Rosati, P.C. 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Class A Common Stock, $0.0001 par value per share	$	$

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes the aggregate offering price of additional shares that the underwriters have the option to purchase to cover over-allotments, if any.
(3)	Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)

Issued                     , 2015

             Shares

Class A Common Stock

AppFolio, Inc. is offering              shares of its Class A common stock. This is our initial public offering, and no public market currently exists for our shares. We anticipate that the initial public offering price will be between $         and $         per share.

Following this offering, we will have two classes of authorized common stock: the Class A common stock offered hereby and Class B common stock. The rights of the holders of our Class A common stock and Class B common stock will be identical, except with respect to voting and conversion rights. Each share of our Class A common stock will be entitled to one vote. Each share of our Class B common stock will be entitled to 10 votes and will be convertible at any time into one share of our Class A common stock. The holders of our outstanding Class B common stock, which include our executive officers, directors and principal stockholders, will hold approximately     % of the combined voting power of our outstanding capital stock following this offering.

We intend to apply to list our Class A common stock on the NASDAQ Global Market under the symbol “APPF.”

We are an “emerging growth company” as defined under the U.S. federal securities laws and, as such, have elected to comply with certain reduced public company reporting requirements. Investing in our Class A common stock involves risks. See “Risk Factors” beginning on page 17.

PRICE $             A SHARE

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds to AppFolio, Inc.
Per Share	$	$	$
Total	$	$	$

(1)	See “Underwriters” for a description of the compensation payable to the underwriters.

We have granted the underwriters the right to purchase up to an additional              shares of our Class A common stock to cover over-allotments.

The Securities and Exchange Commission and state regulators have not approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of our Class A common stock to purchasers on                     , 2015.

MORGAN STANLEY	CREDIT SUISSE

PACIFIC CREST SECURITIES	WILLIAM BLAIR

                    , 2015

In considering whether to purchase shares of our Class A common stock in this offering, you should rely only on the information contained in this prospectus and any free writing prospectus we file with the Securities and Exchange Commission, or SEC. Neither we nor the underwriters have authorized anyone to provide any information, or to make any representations, other than those contained in this prospectus or in any free writing prospectuses we file with the SEC. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may provide to you. This prospectus is an offer to sell only the shares of our Class A common stock offered hereby, but only under the circumstances and in the jurisdictions where it is lawful to do so.

The information contained in this prospectus is accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or any sale of our Class A common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside of the United States: Neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus outside of the United States.

Through and including                     , 2015 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

i

PROSPECTUS SUMMARY

This summary highlights certain information appearing elsewhere in this prospectus. This summary does not contain all the information you should consider in making a decision to invest in our Class A common stock. You should carefully read this entire prospectus, including the sections entitled “Risk Factors,” “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and the related notes included elsewhere in this prospectus, before making an investment decision.

Unless otherwise stated in this prospectus, references to “AppFolio,” “we,” “us,” and “our” refer to AppFolio, Inc. and its consolidated subsidiaries.

APPFOLIO, INC.

Our Mission

Our mission is to revolutionize the way small and medium-sized businesses grow and compete by enabling their digital transformation.

Overview

We provide industry-specific, cloud-based software solutions for small and medium-sized businesses, or SMBs, in the property management and legal industries, or verticals. Our platform is designed to be the system of record to automate essential business processes and the system of engagement to enhance business interactions between our customers and their clients and vendors. Our mobile-optimized software solutions have a user-friendly interface across multiple devices, enabling our customers to work at any time and from anywhere. Our property management software provides small and medium-sized property managers with an end-to-end solution to their business needs, enabling them to manage properties quickly and easily in a single, integrated environment. Our legal software provides solo practitioners and small law firms with a streamlined practice and case management solution, allowing them to manage their practices and case load within a flexible system. We also offer optional, but often mission-critical, Value+ services, such as our professionally designed websites and electronic payment services, which are seamlessly built into our core solutions.

SMBs face numerous issues that divert limited time and resources away from serving their clients and growing their businesses. The business activities of SMBs are complex and their day-to-day operations are often managed through inefficient manual processes and disparate software systems. The lack of automation and integrated technology places a significant administrative burden on these businesses, particularly in industries that involve unique workflows, relationships among multiple industry participants, significant data inputs, and compliance or regulatory requirements. While larger enterprises and consumers have been experiencing a transformational shift into the digital age, the legacy systems currently used by many SMBs are lagging behind in terms of technological sophistication and ease of use.

Business management software, which initially served to differentiate competitors, is now critical to any business’s survival and success in an increasingly connected and online world. The ability of SMBs to capitalize on the power of software to interact with their clients, vendors and other industry participants, and to mine the data and insights gleaned from these relationships, is integral to their ability to compete more effectively in commerce today, not only with other SMBs but also with larger enterprises. SMBs need an intuitive, reliable and fully integrated software solution that brings superior technology and services to their specific industry workflows and meets their key operational requirements.

We have custom-tailored our business to enable us to revolutionize the way that SMBs grow and compete. We refer to our approach to addressing similar, fundamental business needs of SMBs across our targeted verticals as our AppFolio Business System. At the center of our AppFolio Business System is a common technology platform, which provides functionality across our software solutions in our targeted verticals. We apply a disciplined approach of using market validation to select and develop new core functionality and Value+ services for our existing markets and to identify the most suitable adjacent markets and new verticals to pursue. Based on the results of our market validation process, we deploy exceptional cloud-based technology designed to improve the efficiency and productivity of businesses. We use in-bound marketing, participation at customer and industry events, and in-app messaging to educate new and existing customers on how our software solutions can transform their businesses. Based on the foundation created by our marketing activities, our sales team quickly builds relationships with potential customers, assesses their business challenges and demonstrates the benefits of our core functionality and Value+ services. We partner with our customers to navigate their digital transformation by streamlining the on-boarding process and providing ongoing advice on best practices. We continuously expand our core functionality and add new Value+ services based on feedback from our customers, which is collected across our organization and used by our research and product development team to release frequent updates to our software solutions. Our customer-centric culture fosters long-term relationships with our customers and helps to facilitate their business success.

Our core solutions address common business functions and interactions of SMBs in our targeted verticals by providing key functionality, including accounting, document management, real-time interactive search, data analytics and communication options. We currently offer AppFolio Property Manager, or APM, for property managers and MyCase for law firms. APM is a comprehensive solution for the operational requirements of small and medium-sized property managers, including activities such as posting and tracking tenant vacancies, handling the entire leasing process electronically, administering maintenance and repairs with their vendor networks, managing accounting and reporting to property owners. MyCase is a flexible practice and case management solution for solo practitioners and small law firms, providing time tracking, billing and payments, client communication, coordination with other lawyers and support staff, legal document management and assembly, and general office administration. As MyCase is in an earlier stage of development than APM, we are continuing to expand its core functionality.

In addition to our core solutions, we offer a range of optional, but often mission-critical, Value+ services. Our Value+ services are available on an as-needed basis and enable our customers to adapt our platform to their specific operational requirements. Today, we offer certain Value+ services to both our property manager and law firm customers, namely, professionally designed websites and electronic payment services. In addition, we offer the following Value+ services to our property manager customers: resident screening; tenant liability insurance; and our contact center to resolve or route incoming maintenance requests. Over time, we anticipate offering similar and additional Value+ services across our targeted verticals.

Due to our strong leadership, talented team and investments across our organization, we have experienced significant growth. Our senior management has a proven track record, averaging over 15 years of experience as pioneers in the cloud-based software industry, many of whom have worked together since 1999. For the years ended December 31, 2013 and 2014, our revenue was $26.5 million and $47.7 million, respectively, representing year-over-year growth of 80%. We increased our employee headcount from 254 employees as of December 31, 2013 to 377 employees as of December 31, 2014. As a result of these investments, we incurred net losses of $7.3 million and $8.6 million for the years ended December 31, 2013 and 2014, respectively. We have invested, and intend to continue to invest, heavily in our business to capitalize on our market opportunity.

Industry Background

Small and Medium-Sized Businesses Are a Large and Important Segment of the Economy

SMBs represent a significant proportion, and are an essential driver, of the U.S. economy. In particular, SMBs spark innovation, create jobs, and provide opportunities for success. According to the U.S. Small Business Administration’s Office of Advocacy, in 2012, there were more than 28 million SMBs and, of those, the non-sole proprietor businesses employed approximately 56 million employees. Since the end of the U.S. recession, SMBs generated approximately 60% of net new jobs from mid-2009 through mid-2013.

Small and Medium-Sized Businesses Are Complex and Resource-Constrained

The business processes of SMBs are complex and involve a variety of participants, from employees to a myriad of external clients and vendors. Keeping track of communications and transactions with multiple industry participants has historically been time consuming, and establishing and managing these external relationships often requires a hands-on approach. SMBs must accomplish these tasks with fewer employees and limited financial resources available to invest in additional business infrastructure. SMBs need intuitive software solutions to improve business efficiency and productivity.

Small and Medium-Sized Businesses Still Rely on Manual Processes or a Patchwork of Legacy Software

While business today is increasingly conducted using cloud-based software, many SMBs have not adopted integrated, web-optimized technology solutions to unify and manage their business operations. Many of these companies still use manual processes or work with a variety of disparate systems. SMBs require a fully integrated software solution that meets their specific workflow needs in order to replace time-consuming manual processes and consolidate limited-use point solutions.

Cloud-Based Software Is Particularly Well-Suited to Meet the Needs of Small and Medium-Sized Businesses

Historically, only larger enterprises have had the funding and expertise to purchase and configure software to support their business processes. However, the shift to cloud-based software has made it possible to provide SMBs with access to enterprise-grade solutions with quick deployment and access across multiple devices, typically on a subscription or pay-as-you-go basis. Cloud computing also facilitates continuous software updates to enable technology to be easily adapted to the evolving needs of SMBs.

Mobility and Consumerization of IT Drive Expectations of Small and Medium-Sized Businesses and Their Clients

Technological advances have driven increased adoption of smartphones, tablets and other mobile devices, not only by consumers but also by businesses. In many cases, and particularly for interactions with SMBs, mobile devices have become the primary platform for conducting business and consuming information. Compared to enterprises, which employ mostly desk-based workers, SMB owners and employees are highly mobile. In addition, increased use by consumers of websites such as Google, and widespread mobile adoption of social media applications such as Facebook and Twitter, have created expectations on the part of the clients of SMBs that consumer-like mobile applications will be available for use in their commercial interactions to facilitate delivery of service anytime, anywhere.

Vertical Cloud-Based Software Delivers Tailored Solutions to Small and Medium-Sized Businesses

While providers of horizontal cloud-based solutions have focused on developing software that can be applied across multiple verticals, vertical cloud-based solution providers have embraced mass customization by tailoring their applications to address the business needs of specific industries. As a result, vertical cloud-based solution providers have built significant domain expertise and close relationships with their customers, capitalizing on a customer feedback loop to better inform their product roadmaps and go-to-market strategy than their horizontal peers. Vertical cloud-based solution providers are also well-positioned to take advantage of big data analytics by leveraging the data inherent in their customer base to deliver value-added functionality.

Small and Medium-Sized Businesses Are Constantly Evolving and Demand “Living Software”

The needs of SMBs are constantly evolving, and business management software is expected to keep pace by responding rapidly with new functionality. Developers have been able to capitalize on recent technological advances, lower development costs, greater social acceptance of technology and deeper industry knowledge to provide continuous software updates. In turn, technical expertise in software development, including the ability to reduce the time-to-market of a potentially disruptive solution, can assist SMBs to become leaders in their respective industries.

Small and Medium-Sized Businesses Need a Trusted Adviser to Help Navigate Their Digital Transformation

Owners and managers of SMBs have to balance a variety of different functions as part of their jobs. When they are using disparate systems to accomplish their daily tasks, frequently with little to no IT support, their everyday activities can quickly become onerous. SMBs need a strategic partner to outline digital initiatives and the framework within which to bring them into the digital future. Customer service can serve as a key differentiator for cloud-based solution providers by easing the on-boarding process, providing ongoing advice on best practices, and channeling customer feedback into the continuous development of the platform.

Our Market Opportunity

We believe that the lack of comprehensive, industry-specific, cloud-based software solutions for SMBs in many industries is a significant opportunity for us. According to Parallels, the cloud market for SMBs was $62 billion in 2013 and will double by 2016, growing to $125 billion. Additionally, according to Parallels, the U.S. SMB cloud market alone represented $24 billion in 2014 and is estimated to grow to $38 billion in 2017. We currently offer our cloud-based solutions to SMBs in the property management and legal verticals and believe our AppFolio Business System can be leveraged to develop, market, and sell business management software to SMBs in other industries.

For the property management vertical, based on our internal analysis and industry experience, we estimate the total addressable market in the United States to be at least $5.0 billion for SMBs (which we define as companies with 20 to 3,000 rental units under management, consisting of residential, commercial and homeowner association, or HOA, units). For the legal vertical, based on our internal analysis and industry experience, we estimate the total addressable market in the United States to be at least $2.0 billion for SMBs (which we define as law firms with less than 20 employees).

Our AppFolio Business System

Since our founding, we have established our culture and designed our business to meet the specific needs of SMBs in their particular industries. We refer to our approach to addressing the specific needs of SMBs across our targeted verticals as our AppFolio Business System. Our AppFolio Business System has been explicitly developed to find, evaluate and serve verticals in which we can deliver a transformative, easy-to-use software solution that can handle the key operational requirements of SMBs at a low overall cost of ownership.

Key elements of our AppFolio Business System include:

•	Disciplined Market Validation Process. Since our founding, we have worked closely with our customers, partners and other industry participants to inform our product roadmap. We have consistently applied a disciplined market validation process to select and develop new core functionality and Value+ services, and to identify the most suitable adjacent markets and new verticals to target. This approach facilitates faster and more focused product development, with higher confidence that our software solutions will rapidly find market acceptance within our targeted verticals.

•	AppFolio Technology Platform. At the center of our AppFolio Business System is our modern, cloud-based technology platform, which encompasses a wide variety of reusable core functionality and Value+ services that can be leveraged to provide continuous updates across our software solutions in our targeted verticals. The functionality of our platform has been developed with a view to improving business efficiency and productivity for SMBs.

•	Innovative Marketing Approach. We believe a key element of our AppFolio Business System is efficiently creating and delivering industry-specific content and educating SMBs in our targeted verticals to build our market presence. Our go-to-market strategy across our targeted verticals leverages in-bound marketing techniques, including content marketing, search engine optimization, or SEO, and search engine marketing, or SEM. Our marketing programs, including our participation at customer and industry events, are used by our sales development team to further nurture potential sales leads. We also use in-app messaging to remind existing customers of our Value+ services at natural points in their workflow, making it easy for our customers to increase usage and find out about new Value+ services.

•	Efficient Sales Process. Based on the foundation created by our marketing programs and sales development team, we are able to quickly build relationships with potential customers, assess their business challenges and demonstrate the benefits of our core functionality. Following on-boarding of our core solution, our sales team identifies specific Value+ services that enable our customers to further streamline and grow their businesses. Our transparent pricing model is designed to simplify the sales process by pricing subscriptions in a uniform manner based on the size of our customers’ businesses.

•	Customer Service as a Partnership. Our customer service team partners with our customers to assist them with on-boarding and help ensure they are optimally using our software solution early in their relationship with us. We believe this process is critical to our customers’ success and plays an important role in customer retention. We also provide ongoing training and support, and regularly provide advice on best practices. Our customer service is an essential component of our AppFolio Business System, serving to deepen our relationships with our customers, maximize the value of our software solutions for their businesses, and encourage word-of-mouth referrals from satisfied customers.

•	Customer Feedback Loop. We are committed to listening to and understanding our customers based on proactive customer dialogue and feedback about our software solutions. This provides valuable insight into the operations of SMBs in our targeted verticals. Our product management team routinely engages with our customer service and sales and marketing organizations, as well as our customers, partners and other industry participants, to provide guidance to our engineering team. Our agile, team-based engineering approach and continual integration of customer feedback allows us to release frequent updates to our software solutions quickly and seamlessly.

These components of our AppFolio Business System strengthen our brands and customer loyalty, resulting in customer promotion and feedback that we leverage in developing, marketing and selling our software solutions across our targeted verticals.

Our Solutions

We provide SMBs with cloud-based business management software solutions that are designed and developed with our customers’ industry-specific business needs in mind.

•	All-in-One System. Our core solutions have been designed and developed to suit the specific workflows of SMBs in our targeted verticals. We believe that, by focusing on specific industries, we are better able to provide our customers with broad functionality that meets their key business needs and eliminates their need for a myriad of disparate point solutions. Our vision for each vertical software solution includes fully integrated functionality that provides a single system of record to automate routine processes and a system of engagement to optimize business interactions among our customers and their clients and vendors.

•	Essential Value+ Services. Our software solutions include optional, but often mission-critical, Value+ services that our customers can adopt to enhance our core solutions. These services range from upfront professional website design to ongoing high-volume transactional services, such as electronic payment services, in addition to industry-specific services, such as resident screening, for our property manager customers.

•	Modern Cloud-Based Solutions. We have designed and developed our software solutions on a modern cloud-based platform, allowing for rapid and cost-effective deployment of our enterprise-class software solutions and frequent updates to help ensure our software solutions incorporate the latest technological advances and adapt to industry trends.

•	Built for Any Device, Anytime, Anywhere. We recognize that SMBs handle multiple responsibilities that require them to be available 24/7, and they demand flexible software solutions that are compatible with the laptops, tablets and smartphones they already own to allow them to work at any time and from anywhere. Our software solutions are designed to enable users to move seamlessly from one device to another, to run on multiple operating systems and to launch in a variety of browsers.

•	User-Friendly Interface. We invest significant time and resources in streamlining and rationalizing our functionality to enable an intuitive and user-friendly customer experience. Our users are often able to benefit immediately from our software solutions with little to no training. We designed our interface to resemble the social media applications our customers already use, making it easy to transition their businesses to our platform because of a preexisting familiarity.

•	Ever-Evolving Functionality. We direct our investment in research and product development based on our market validation findings and customer feedback loop, which inform the development of new core functionality and Value+ services that are directly relevant to our customers’ businesses and foster best practices based on deep industry knowledge.

•	Vertical Data Analytics. As a vertical cloud-based solution provider, we are uniquely positioned to capture data across our customer base, forming a new source of industry-specific business data. Our customers benefit from data analytics in the form of business performance management through a wide variety of customizable reports and business optimization through aggregated benchmarking data, which provides visibility across their industries.

Benefits of Our Solutions

•	Benefits to Our SMB Customers. Our cloud-based business management software solutions enable our customers to eliminate manual processes and collapse a myriad of point solutions into a single system of record and system of engagement, all at a lower cost than an inflexible on-premise software product. Our software solutions facilitate the automation of recurring transactions to improve efficiency, vertical data analytics to provide visibility, and seamless communication, which combine to produce tangible time savings, reduced expenses and increased revenue.

•	Benefits to Clients of SMBs. Our software solutions help ensure clients of SMBs experience high quality, professional service, improved responsiveness and easy access to useful information. Clients of SMBs are able to interact with the owners and managers of SMBs through our intuitive, consumer-like interfaces and to complete a variety of tasks online.

•	Benefits to Vendors of SMBs. Our software solutions enable vendors of SMBs to streamline transactions with the owners and managers of SMBs by automating processes and facilitating communications.

Our Competitive Strengths

We believe that our significant growth within our targeted verticals is based on the following key competitive strengths:

•	AppFolio Business System. We believe that our AppFolio Business System, including our experience in market validation, as well as our consistent, multi-functional approach to using our customers’ feedback, serves to differentiate us from our competitors. We strive to develop exceptional cloud-based technology capable of transforming our customers’ businesses, and our product management team coordinates closely with our sales and marketing, customer service and engineering teams to continuously update and improve our user experience with new core functionality and Value+ services. By re-using key elements of our platform across our software solutions and leveraging a common business strategy, we can more easily enter adjacent markets and new verticals.

•	Deep Domain Expertise. We have developed considerable industry-specific domain expertise within our targeted verticals. Our domain expertise within our targeted verticals allows us to address the unique workflows of our customers and differentiate ourselves from horizontal software competitors. This industry-specific knowledge enables us to offer a broad range of tightly integrated core functionality and Value+ services that would otherwise require the purchase and use of multiple disparate point solutions, such as accounting, payment, customer relationship management and business intelligence software. Our AppFolio Business System, including our disciplined market validation approach and customer feedback loop, positions us to build our industry expertise efficiently as we enter adjacent markets and new verticals.

•	Focus on Vertical Cloud-Based Solutions for SMBs. We recognized at the outset that SMBs have software needs and face challenges that are different from those of larger enterprises. We have focused exclusively on creating cost-effective, cloud-based solutions for SMBs, enabling us to create a full customer experience tailored to their unique needs. We believe we can more easily identify prospective customers and adapt our marketing strategies accordingly, resulting in lower customer acquisition costs and faster market penetration. We also utilize data captured across our customer base to deliver innovative new functionality and inform our product roadmap. We believe we can leverage our experience serving SMBs to address similar, fundamental business needs across our targeted verticals.

•	Customer Obsessed. We are intensely focused on customer happiness and success. By thoroughly understanding our customers’ needs, we are able to deliver an exceptional customer experience. We continuously monitor customer satisfaction, seek feedback from our customers on our core solutions and Value+ services, and design and develop our offerings to deliver meaningful impact to our customers. Our strong value proposition is validated through our customer reviews and real-time feedback that is published unfiltered on our website.

•	Predictable Revenue Model. We employ a business model that produces predictable revenues. We achieve this by charging recurring subscription fees for our core solutions and providing a number of Value+ services that are generally recurring in nature. Our business management software solution is a critical element of the day-to-day operations of our customers, leading to lasting customer relationships. We employ success-based pricing for our software solutions with a view to increasing our revenues over time as our customers’ businesses grow and they increasingly adopt Value+ services.

•	Experienced Management Team. The members of our senior management team have a proven track record, averaging over 15 years of experience as pioneers in the cloud-based software industry, many of whom have worked together since 1999. This level of expertise enables our management team to effectively manage the challenges associated with building a lasting company.

Our Growth Strategy

Our growth strategy is to provide increasingly valuable cloud-based business management software solutions to SMBs across the specific verticals we choose to target. We have managed, and plan to continue to manage, our business towards the achievement of long-term growth that we believe will positively impact long-term stockholder value, and not towards the realization of short-term financial or business metrics, or short-term stockholder value. Key components of our growth strategy include:

•	Maintain Product and Technology Leadership. We have made, and will continue to make, significant investments in research and product development to expand our core functionality and add new Value+ services through our continuous product innovation efforts. We intend to continue using market validation techniques and our close relationships with our customers as a key source of feedback to inform and direct our product roadmap. We may also choose to acquire technologies to accelerate our time-to-market for certain functionality or entry into adjacent markets or new verticals.

•	Keep Our Existing Customers Happy. Customer success is essential to our long-term success. We place significant emphasis on customer service to differentiate our software solutions from competing products and this will continue to be a critical component of our business strategy in the future. We do not separately charge our customers for ongoing training and support, which we believe is a key factor in retaining our existing customers and deepening their understanding of our core functionality and Value+ services. We believe that maintaining our focus on customer satisfaction will drive greater adoption and utilization of our software solutions, including through referrals from existing customers to potential new customers within our targeted verticals.

•	Expand Adoption and Use by Existing Customers. We intend to expand our core functionality and add new Value+ services to meet the evolving needs and requirements of our customers. We believe that, as our customers save time and money using our software solutions, they will have the opportunity to invest newly available resources to grow their businesses. As our customers grow, we expect they will use our technology to manage their larger businesses on our platform and increasingly adopt and use additional Value+ services.

•	Target New Customers. We plan to grow our customer base through our sophisticated sales and marketing programs, including industry thought leadership and education, and the referral power of satisfied customers promoting our software solutions within our targeted verticals. We believe that the market for cloud-based business management software is large and underserved both within the industries in which we currently operate and the broader SMB market. We believe that our prominent online presence and efficient sales and marketing infrastructure will continue to attract new customers in our targeted verticals.

•	Enter New Adjacent Markets. We currently participate in a number of markets within our existing verticals and are constantly evaluating adjacent markets based on our deliberate market validation strategy and customer feedback. We believe that, while we are continuously developing our software solution within one market, we can apply the product enhancements and learnings from that market as we extend our platform into each successive adjacent market.

•	Expand into New Verticals. We consistently review potential opportunities to expand into additional verticals. We plan to enforce a disciplined approach to growth by using market validation techniques to assess the scope and nature of business challenges faced by SMBs in any potential new vertical, their likelihood of purchasing a cloud-based solution to solve their problems and their potential spend on such solutions. Any new vertical will also need to fit within our proven business strategy, including our management team’s assessment of available alternatives, such as the number and size of potential adjacent market opportunities, and the relative risk and return of these opportunities.

Risks Associated with Our Business

Our business is subject to numerous risks and uncertainties of which you should be aware before you decide to invest in our Class A common stock. These risks may prevent us from achieving our business objectives, and may materially and adversely affect our business, financial condition, results of operations and prospects. These risks are discussed in greater detail in the section entitled “Risk Factors” immediately following this prospectus summary. Some of these risks are:

•	If we are unable to enter new verticals, or if our software solution for any new vertical fails to achieve market acceptance, our operating results could be adversely affected and we may be required to reconsider our growth strategy;

•	We have a limited operating history and have incurred significant operating losses. As a result of continuing investments across our organization to grow our business, we do not expect to be profitable for the foreseeable future;

•	We manage our business towards the achievement of long-term growth that we believe will positively impact long-term stockholder value, and not towards the realization of short-term financial or business metrics, or short-term stockholder value;

•	Actual or perceived security vulnerabilities in our software solutions, breaches of our security controls, or other unauthorized access to our customers’ data could reduce market acceptance of our software solutions and cause us to lose customers;

•	Service outages and other performance problems associated with our technology infrastructure or software solutions could harm our reputation;

•	We face a number of risks in our payment processing business that could adversely affect our operating results;

•	Our quarterly results may fluctuate significantly and period-to-period comparisons of our results may not be meaningful;

•	Business management software for SMBs is a relatively new and developing market and, if the market develops more slowly than we expect or declines, our operating results could be adversely affected;

•	If we are unable to introduce successful enhancements, including new and innovative core functionality and Value+ services for our existing verticals, or new products for adjacent markets and additional verticals, our business could be adversely affected;

•	Our business depends on existing customers renewing their subscriptions with us and expanding their use of our Value+ services, and a decline in customer renewal rates, or failure to convince existing customers to adopt and utilize our Value+ services, would harm our operating results; and

•	The dual class structure of our common stock has the effect of concentrating voting control with those stockholders who held our capital stock prior to the completion of this offering, including our executive officers, directors and principal stockholders, which will limit your ability to influence corporate matters. The holders of our outstanding Class B common stock will hold approximately % of the combined voting power of our outstanding capital stock following this offering.

Corporate Information

We were formed in 2006 as a Delaware limited liability company and converted to a Delaware corporation in 2007. Our principal executive offices are located at 50 Castilian Drive, Goleta, California 93117, and our telephone number is (805) 617-2167. Our website is www.appfolioinc.com. The information contained on or accessed through our website does not constitute part of this prospectus, and you should not consider information contained on or accessed through our website in deciding whether to invest in our Class A common stock. References to our website address in this prospectus are inactive textual references only.

“AppFolio,” “MyCase,” the AppFolio logo, the MyCase logo, and other trademarks and trade names of AppFolio and MyCase appearing in this prospectus are our property. All other trademarks or trade names appearing in this prospectus are the property of their respective owners. Solely for convenience, the trademarks and trade names in this prospectus are referred to without the ® and ™ symbols. We do not intend our use or display of the trademarks, trade names or service marks of other parties to imply a relationship with, or endorsement or sponsorship of us by, such other parties.

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting requirements and may be relieved of other significant requirements that are otherwise generally applicable to public companies. These provisions include:

•	an exemption from compliance with the auditor attestation requirement on the effectiveness of our internal control over financial reporting;

•	an exemption from compliance with any requirement that the Public Company Accounting Oversight Board may adopt regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

•	reduced disclosure about our executive compensation arrangements; and

•	exemptions from the requirements to obtain a non-binding advisory vote on executive compensation or stockholder approval of any golden parachute arrangements.

We will remain an emerging growth company until the earliest to occur of:

•	the last day of the fiscal year in which our annual gross revenue is $1.0 billion or more;

•	the day we qualify as a “large accelerated filer” under applicable SEC rules and regulations;

•	the issuance, in any three-year period, by us of more than $1.0 billion in non-convertible debt securities; and

•	the last day of the fiscal year ending after the fifth anniversary of the completion of this offering.

We have irrevocably elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the JOBS Act. However, we intend to take advantage of the other exemptions discussed above. Accordingly, the information contained in this prospectus may be different from the information you receive from other public companies in which you have invested.

THE OFFERING

Class A common stock offered by us	shares

Class A common stock to be outstanding immediately after this offering	shares

Class B common stock to be outstanding immediately after this offering	shares

Total Class A common stock and Class B common stock to be outstanding immediately after this offering	shares

Option to purchase additional shares of our Class A common stock

The underwriters have an option to purchase up to an additional              shares of our Class A common stock from us. The underwriters can exercise this option at any time within 30 days from the date of this prospectus.

Use of proceeds

We estimate that we will receive net proceeds from this offering of $         million, or $         million if the underwriters exercise in full their option to purchase additional shares of our Class A common stock, assuming an initial public offering price of $         per share, which is the midpoint of the price range on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to obtain additional capital, enhance our financial flexibility and create a public market for our Class A common stock. We intend to use the net proceeds from this offering for working capital and other general corporate purposes. In addition, we may in the future enter into arrangements to acquire or invest in complementary businesses, services, technologies or intellectual property rights. However, we have no agreements or commitments with respect to any such acquisitions or investments at this time.

See the section entitled “Use of Proceeds” for additional information.

Voting rights

Shares of our Class A common stock are entitled to one vote per share. Shares of our Class B common stock are entitled to 10 votes per share.

Holders of our Class A common stock and Class B common stock will vote together as a single class, unless otherwise required by law or our amended and restated certificate of incorporation. The holders of our outstanding Class B common stock, which include our executive officers, directors and principal stockholders, will hold approximately     % of the

combined voting power of our outstanding capital stock following this offering and will have the ability to control the outcome of matters submitted to our stockholders for approval, including the election of our directors and the approval of any change-in-control transaction.

See the sections entitled “Principal Stockholders” and “Description of Capital Stock” for additional information.

Risk factors	Investing in our Class A common stock involves risks. See the section entitled “Risk Factors” for a discussion of factors you should carefully consider before deciding to invest in our Class A common stock.

Proposed NASDAQ symbol	“APPF”

Upon the completion of this offering, our amended and restated certificate of incorporation will provide for two classes of common stock: Class A common stock and Class B common stock. All shares of our existing common stock and convertible preferred stock outstanding immediately prior to the completion of this offering will be converted and reclassified into shares of our Class B common stock. In addition, all options to purchase shares of our common stock outstanding immediately prior to the completion of this offering will become exercisable for shares of our Class B common stock. Throughout this prospectus, we refer to our common stock outstanding prior to the completion of this offering as our existing common stock.

The total number of shares of our Class A common stock and Class B common stock to be outstanding immediately after this offering, after giving effect to the conversion and reclassification of all outstanding shares of our existing common stock and convertible preferred stock into shares of our Class B common stock in connection with this offering, is based upon no shares of our Class A common stock and 104,196,556 shares of our Class B common stock outstanding as of December 31, 2014, and excludes:

•	4,866,995 shares of our Class B common stock issuable upon the exercise of outstanding options to purchase shares of our Class B common stock under our 2007 Stock Incentive Plan, or the 2007 Plan, as of December 31, 2014, at a weighted average exercise price of $0.78 per share;

•	682,700 shares of our Class B common stock issuable upon the exercise of outstanding options to purchase shares of our Class B common stock under the 2007 Plan granted after December 31, 2014, with an exercise price of $1.41 per share;

•	100,000 shares of our Class B common stock issued pursuant to restricted stock awards under the 2007 Plan granted after December 31, 2014, at a purchase price of $1.41 per share;

•	shares of our Class A common stock reserved for future issuance under our 2015 Stock Incentive Plan, or the 2015 Plan, which will become effective on the day immediately prior to the date of completion of this offering; and

•	shares of our Class A common stock reserved for future issuance under our 2015 Employee Stock Purchase Plan, or the ESPP, which will become effective on the day immediately prior to the date of completion of this offering.

The 2015 Plan and the ESPP each provide for automatic annual increases in the number of shares reserved thereunder. We have determined not to make any further awards under the 2007 Plan upon completion of this offering. See the section entitled “Executive Compensation—Stock Incentive Plans” for additional information.

Except as otherwise indicated, the information in this prospectus assumes:

•	the filing and effectiveness of our amended and restated certificate of incorporation, and the effectiveness of our amended and restated bylaws, each of which will occur in connection with the completion of this offering;

•	the reclassification of all outstanding shares of our existing common stock into an equivalent number of shares of our Class B common stock, which will occur immediately prior to the completion of this offering;

•	the conversion and reclassification of all outstanding shares of our convertible preferred stock into an aggregate of 68,026,659 shares of our Class B common stock, which will occur immediately prior to the completion of this offering; and

•	no exercise of the underwriters’ option to purchase up to an additional shares of our Class A common stock.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following tables summarize our historical consolidated financial data for the periods indicated. We have derived the summary consolidated statements of operations data for the fiscal years ended December 31, 2013 and 2014 and the summary consolidated balance sheet data as of December 31, 2013 and 2014 from our audited consolidated financial statements included elsewhere in this prospectus. We have derived the summary consolidated statements of operations data for the fiscal year ended December 31, 2012 and the summary consolidated balance sheet data as of December 31, 2012 from our audited consolidated financial statements, which are not included in this prospectus. Our historical results are not necessarily indicative of the results we expect in the future.

The following summary consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

	Year Ended December 31,
	2012	2013	2014
	(in thousands, except per share data)
Consolidated Statements of Operations Data:

Revenue	$12,706	$26,542	$47,671

Costs and operating expenses:
Cost of revenue (exclusive of depreciation and amortization)(1)	8,211	13,616	22,555
Sales and marketing(1)	8,001	10,337	16,876
Research and product development(1)	4,067	5,057	6,505
General and administrative(1)	2,736	2,286	6,489
Depreciation and amortization	2,079	2,850	3,805

Total costs and operating expenses	25,094	34,146	56,230

Operating loss	(12,388)	(7,604)	(8,559)
Other income (expense), net	—	287	(121)
Interest income, net	72	12	59

Net loss	$(12,316)	$(7,305)	$(8,621)

Net loss per share, basic and diluted(2)	$(0.38)	$(0.22)	$(0.25)

Weighted average common shares outstanding, basic and diluted	32,418	33,749	35,027

Pro forma net loss per share, basic and diluted (unaudited)(2)			$(0.08)

Pro forma weighted average common shares, basic and diluted (unaudited)			103,054

(1)	Includes stock-based compensation expense as follows:

Cost of revenue (exclusive of depreciation and amortization)	$49	$63	$68
Sales and marketing	41	39	48
Research and product development	48	49	19
General and administrative	110	96	757

Total stock-based compensation expense	$248	$247	$892

(2)	See Note 2 of the notes to our consolidated financial statements for an explanation of the basic and diluted net loss per share of our common stock, and the pro forma basic and diluted net loss per share.

	As of December 31,
	2012	2013	2014
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$3,943	$11,269	$5,412
Total assets	22,109	27,707	25,434
Deferred revenue	2,289	2,943	3,780
Convertible preferred stock	51,288	63,166	63,166
Total stockholders’ deficit	(36,984)	(43,959)	(51,467)

RISK FACTORS

An investment in our Class A common stock involves risks. You should carefully consider the risks and uncertainties described below, together with all of the other information included in this prospectus, including our consolidated financial statements and the related notes included elsewhere in this prospectus, before investing in our Class A common stock. If any of the following risks are realized, our business, financial condition, operating results and prospects could be materially and adversely affected. In that case, the trading price of our Class A common stock may decline, and you may lose all or part of your investment.

Risks Related to Our Business and Our Industry

If we are unable to enter new verticals, or if our software solution for any new vertical fails to achieve market acceptance, our operating results could be adversely affected and we may be required to reconsider our growth strategy.

Our growth strategy is dependent, in part, on leveraging our AppFolio Business System, including our common technology platform, to expand into new verticals. However, we may be unable to identify new verticals that meet our criteria for selecting industries that cloud-based solutions are ideally suited to address. In addition, our market validation process may not support entry into selected verticals due to our perception of the overall market opportunity or of the willingness of market participants within those verticals to adopt our software solutions. Further, we may prefer to pursue alternative growth strategies, such as entry into markets that are adjacent to the markets in which we currently participate within our existing verticals.

Even if we choose to enter new verticals, our market validation process does not guarantee our success in any particular vertical. We may be unable to develop a software solution for a new vertical in time to take advantage of the identified market opportunity, and any delay in our time-to-market could expose us to additional competition or other factors that could impede our success. In addition, any software solution we develop for a new vertical may not provide the functionality required by potential customers and, as a result, may not achieve widespread market acceptance within the new vertical. To the extent we choose to enter new verticals, we may invest significant resources to develop and expand the functionality of our software solutions to meet the needs of customers in those verticals, which investments will occur in advance of our realization of revenue from them. If we elect not to enter new verticals in the future, or if we choose to enter new verticals and do so without achieving market acceptance for our software solutions, our reputation could be harmed, our operating results could be adversely affected, and we may be required to reconsider our growth strategy.

In addition, while we expedited our entry into the legal vertical through the acquisition of MyCase in 2012, our practice and case management solution is in an earlier stage of development than APM, our property management solution, and we are in the process of expanding the core functionality and Value+ services associated with our legal software. We face significant competition in the legal market from both vertical software vendors and cloud-based solution providers that offer one or more point solutions. There can be no assurance that we will be able to achieve market acceptance for our legal software at or near the levels achieved by our property management software. The success of our vertical market strategy depends, in part, on our ability to continue to significantly increase the number of our law firm customers and the revenue derived from them, and our failure to achieve these objectives could have an adverse impact on our operating results.

We have a limited operating history and have incurred significant operating losses. As a result of continuing investments across our organization to grow our business, we do not expect to be profitable for the foreseeable future.

We were formed in 2006 and launched our first product, APM, in 2008. We expedited our entry into the legal vertical through the acquisition of MyCase in 2012. As a result, we have a limited operating history and limited experience selling our software solutions, especially within the legal vertical. These and other factors combine to make it more difficult for us to accurately forecast our future operating results, which in turn makes it more difficult for us to prepare accurate budgets and to implement strategic plans. We expect that this uncertainty will continue to exist in our business for the foreseeable future, and will be exacerbated to the extent we introduce new functionality, or enter adjacent markets or new verticals.

We have incurred net losses in each fiscal period since our formation. We incurred net losses of $7.3 million and $8.6 million for the years ended December 31, 2013 and 2014, respectively. As of December 31, 2014, we had an accumulated deficit of $53.0 million. These losses and accumulated deficit reflect the substantial investments we have made across our organization to develop our software solutions and capitalize on our market opportunity. In order to implement our business strategy, we intend to continue to make substantial investments in, among other things:

•	our research and product development organization to enhance the ease of use and functionality of our software solutions by adding new core functionality, Value+ services and other improvements to address the evolving needs of our customers, as well as to develop new products for adjacent markets and new verticals;

•	our customer service organization to deepen our relationships with our customers, assist our customers in achieving success through the use of our software solutions, and promote customer retention;

•	our sales and marketing organization, including expansion of our direct sales organization and marketing programs, to increase the size of our customer base, increase adoption and utilization of Value+ services by our new and existing customers, and enter adjacent markets and new verticals;

•	maintaining and expanding our technology infrastructure and operational support, including data center operations, to promote the security and availability of our software solutions, and support our growth; and

•	our general and administrative functions, including hiring additional finance, IT, human resources and administrative personnel, to support our growth and assist us in achieving and maintaining compliance with public company reporting and compliance obligations.

As a result of our continuing investments to grow our business in these and other areas, we expect our expenses to increase significantly, and we do not expect to be profitable for the foreseeable future. Even if we are successful in increasing our customer base, and increasing revenue from new and existing customers, we may not be able to generate additional revenue in amounts that are sufficient to cover our expenses. We may incur significant losses in a particular period for a number of reasons, including as a result of the other risks and uncertainties described elsewhere in this prospectus. We cannot assure you that we will achieve profitability in the future or that, if we do become profitable, we will sustain profitability over any particular period of time. Any additional operating losses will have a negative impact on our stockholders’ deficit.

We manage our business towards the achievement of long-term growth that we believe will positively impact long-term stockholder value, and not towards the realization of short-term financial or business metrics, or short-term stockholder value.

As a private company, we have concentrated on the long term, and that has served us well. As a public company, this will not change. If opportunities arise that might cause us to sacrifice our performance with respect to short-term financial or business metrics, but that we believe are in the best interests of our stockholders, we will take those opportunities. Our priority will be to achieve long-term value for our stockholders.

We focus on growing our customer base by launching new and innovative core functionality and Value+ services to address our customers’ evolving business needs, developing new products for adjacent markets and additional verticals, and improving the experience of our users across our targeted verticals. We prioritize product innovation and user experience over short-term financial or business metrics. We will make product decisions that reduce our short-term operating results if we believe that these decisions are consistent with our strategic objective to achieve long-term growth. These decisions may not be consistent with the short-term expectations of certain investors, and may cause significant fluctuations in our operating results from period to period. In addition, notwithstanding our intention to make strategic decisions that positively impact long-term stockholder value, the decisions we make may not produce the long-term benefits we expect.

Following this offering, our executive officers, directors and principal stockholders will control a majority of the combined voting power of our outstanding capital stock. As a result, they will be able to continue to exercise significant influence and control over the establishment and implementation of our future business plans and strategic objectives, as well as control all matters submitted to our stockholders for approval. These persons may manage our business in ways with which you disagree and which may be adverse to your interests.

Actual or perceived security vulnerabilities in our software solutions, breaches of our security controls or other unauthorized access to our customers’ data could reduce market acceptance of our software solutions and cause us to lose customers.

In providing our software solutions, we store and transmit large amounts of our customers’ data, including sensitive and proprietary data. Our software solutions are typically the system of record and system of engagement for all or a portion of our customers’ businesses, and the data processed through our software solutions is critical to their businesses. Cyber-attacks and other malicious Internet-based activity continue to increase in frequency and magnitude as evidenced by the recent targeting of a number of media and technology companies. As our business grows, the number of users of our software solutions, as well as the amount of information we store, is increasing, and our brands are becoming more widely recognized. We believe these factors combine to elevate the risk that we will become a target for this type of malicious activity. Techniques used to sabotage, or to obtain unauthorized access to, systems or networks change frequently and generally are not recognized until launched against a target. Therefore, we may be unable to anticipate these techniques, react in a timely manner, or implement adequate preventive measures. In addition, some of our third-party partners also collect information from transactions with our customers, and these third parties are subject to similar threats of cyber-attacks and other malicious Internet-based activity.

If our security measures, or the security measures of our third-party partners, are breached as a result of negligence, wrongdoing or malicious activity on the part of our employees, our partners’ employees or our customers’ employees, or as a result of any error, product defect or otherwise, and this results in the disruption of the confidentiality, availability or integrity of our customers’ data, we could incur liability to our customers and to individuals or organizations whose information was being stored by our customers, as well as fines from payment processing networks, and regulatory action by governmental bodies. If we experience a widespread security breach, we cannot be certain that our insurance coverage will be sufficient to compensate us for liabilities actually incurred or that insurance will continue to be available to us on reasonable terms, or at all. In addition, any breaches of our security controls or other unauthorized access to our customers’ data could result in reputational damage, adversely affect our ability to attract new customers and cause existing customers to reduce or discontinue the use of our software solutions, all of which could harm our business and operating results. Furthermore, the perception by our current or potential customers that our software solutions could be vulnerable to security breaches, even in the absence of a particular problem or threat, could reduce market acceptance of our software solutions and cause us to lose customers.

Service outages and other performance problems associated with our technology infrastructure could harm our reputation.

We have experienced significant growth in the number of users and the amount of data that our technology infrastructure supports, and we expect this growth to continue. We seek to maintain sufficient excess capacity in our technology infrastructure to meet the needs of all of our customers, including to facilitate the expansion of existing customer deployments and the provisioning of new customer deployments. In addition, we need to properly manage our technology infrastructure in order to support version control, changes in hardware and software parameters, and the evolution of our software solutions. However, the provision of new hosting infrastructure requires significant lead-time.

We have experienced, and may in the future experience, website disruptions, service outages and other performance problems with our technology infrastructure. These problems may be caused by a variety of factors, including infrastructure changes, power or network outages, fire, flood or other natural disasters affecting our data centers, human or software errors, viruses, security breaches, fraud or other malicious activity, spikes in customer usage and denial of service issues. In some instances, we may not be able to identify the cause or causes of these service outages and performance problems within an acceptable period of time. If our technology infrastructure fails to keep pace with the increased number of users and amount of data, or if we are unable to avoid service outages and performance problems, or to resolve them quickly, it could adversely affect our ability to attract new customers, result in the loss of existing customers and harm our reputation, all of which could adversely affect our business and operating results.

Errors, defects or other disruptions in our software solutions could harm our reputation and result in significant expenditures to correct the problem.

Our customers use our software solutions to manage critical aspects of their businesses, and any errors, defects or other disruptions in the performance of our software solutions may result in loss of or damage to our customers’ data and disruption to our customers’ businesses, which could harm our reputation. We provide continuous updates to our software solutions and, while our software updates undergo extensive testing prior to their release, these updates may contain undetected errors when first introduced. In the past, we have discovered errors, failures, vulnerabilities and bugs in our software updates after they have been released, and similar problems may arise in the future. Real or perceived errors, failures, vulnerabilities or bugs in our software solutions could result in negative publicity, loss of customers, delay in market acceptance of our software solutions, loss of competitive position, withholding or delay of payment to us, claims by customers for losses sustained by them and potential litigation. In any such event, we may be required to expend additional resources in order to help correct the problem or, in order to address customer service or reputational concerns, we may choose to expend additional resources to take corrective action even where not required. The costs incurred in correcting any material errors, defects or other disruptions could be substantial and there may not be any corresponding increase in revenue to offset these costs. In addition, we may not carry insurance sufficient to compensate us for any losses that may result from claims arising from errors, defects or other disruptions in our software solutions.

We face a number of risks in our payment processing business that could adversely affect our operating results.

In connection with our electronic payment services, we process payments and subsequently submit these payments to our customers after varying clearing times established by us. These payments are settled through our sponsoring clearing bank and, in the case of electronic funds transfers, or EFT, through our Originating Depository Financial Institutions, or ODFIs, pursuant to agreements with one or more national banking institutions that we may contract with from time to time. Our electronic payment services subjects us to a number of risks, including, but not limited to:

•	liability for customer costs related to disputed or fraudulent transactions if those costs exceed the amount of the customer reserves we have during the clearing period or after payments have been settled to our customers;

•	electronic processing limits on the amounts that any single ODFI, or collectively all of our ODFIs, will underwrite;

•	reliance on sponsoring clearing banks, card payment processors and other electronic payment partners to process electronic transactions;

•	failure by us or our partners to adhere to applicable laws, regulations and standards that may legally or contractually apply to the provision of electronic payment services;

•	continually evolving and developing laws and regulations governing money transmission and anti-money laundering, the application or interpretation of which is not clear in some jurisdictions;

•	incidences of fraud, a security breach, an error, defect, failure, vulnerability or bug in our electronic payments platform, or our failure to comply with required external audit standards; and

•	our inability to increase our fees at times when our electronic payment partners increase their transaction processing fees.

If any of these risks related to our electronic payment services were to materialize, our business or operating results could be negatively affected. Although we attempt to structure and adapt our electronic payment services to comply with complex and evolving laws, regulations and standards, our efforts do not guarantee compliance. In the event that we are found to be in violation of our legal or contractual requirements, we may be subject to monetary fines or penalties, cease and desist orders, mandatory product changes, or other liabilities that could have an adverse effect on our operating results.

Additionally, with respect to the processing of EFTs, we are exposed to financial risk. EFTs between our customer and another user may be returned for various reasons such as insufficient funds or stop payment orders. These returns are charged back to the customer by us. However, if we or our sponsoring clearing bank is unable to collect such amounts from the customer’s account or if the customer refuses or is unable to reimburse us for the chargeback, we bear the risk of loss for the amount of the transfer. While we have not experienced material losses resulting from chargebacks in the past, there can be no assurance that we will not experience significant losses from chargebacks in the future.

Evolution and expansion of our electronic payment services may subject us to additional risks and regulatory requirements.

The evolution and expansion of our electronic payment services may subject us to additional risks and regulatory requirements, including laws and regulations governing money transmission and anti-money laundering. These requirements vary throughout the markets in which we operate, and several jurisdictions lack clarity in the application and interpretation of these rules. Our efforts to comply with these rules could require significant management time and effort, as well as significant expenditures, and will not guarantee our compliance with all regulatory requirements, especially given that the applicable regulatory frameworks are constantly changing and subject to evolving interpretation. While we maintain a compliance program focused on applicable laws and regulations throughout our applicable industries, there is no guarantee that we will not be subject to fines, penalties or other regulatory actions in one or more jurisdictions, or be required to adjust our business practices to accommodate future regulatory requirements.

Our quarterly results may fluctuate significantly and period-to-period comparisons of our results may not be meaningful.

Our quarterly results, including the levels of our revenue, costs and operating expenses, and operating margins, may fluctuate significantly in the future, and period-to-period comparisons of our results may not be meaningful. Accordingly, the results of any one quarter should not be relied upon as an indication of our future performance. In addition, our quarterly results may not fully reflect the underlying performance of our business.

Factors that may cause fluctuations in our quarterly results include, but are not limited to:

•	our ability to retain our existing customers, and to expand adoption and utilization of our core solutions and Value+ services by our existing customers;

•	our ability to attract new customers, the type of customers we are able to attract, the size and needs of their businesses, and the cost of acquiring these new customers;

•	our ability to convert customers who start their accounts on a free trial into paying subscribers;

•	the mix of our core solutions and Value+ services sold during the period;

•	variations in the timing of sales of our core solutions and Value+ services as a result of trends impacting the verticals in which we sell our software solutions;

•	the timing and market acceptance of new core functionality, Value+ services and other products introduced by us and our competitors;

•	changes in our pricing policies or those of our competitors;

•	the timing of our recognition of revenue;

•	the amount and timing of costs and operating expenses related to the maintenance and expansion of our business, infrastructure and operations;

•	the amount and timing of costs and operating expenses associated with assessing or entering adjacent markets or new verticals;

•	the amount and timing of costs and operating expenses related to the development or acquisition of businesses, services, technologies or intellectual property rights, and potential future charges for impairment of goodwill from these acquisitions;

•	the timing and impact of security breaches, service outages or other performance problems with our technology infrastructure and software solutions;

•	the timing and costs associated with legal or regulatory actions;

•	changes in the competitive dynamics of our industry, including consolidation among competitors, strategic partners or customers;

•	loss of our executive officers or other key employees;

•	industry conditions and trends that are specific to the verticals in which we sell or intend to sell our software solutions; and

•	general economic and market conditions.

Fluctuations in quarterly results may negatively impact the value of our Class A common stock, regardless of whether they impact or reflect the overall performance of our business. If our quarterly results fall below the expectations of investors or any securities analysts who follow our stock, or below any guidance we may provide, the price of our Class A common stock could decline substantially.

Business management software for SMBs is a relatively new and developing market and, if the market develops more slowly than we expect or declines, our operating results could be adversely affected.

We currently provide cloud-based business management software for SMBs in the property management and legal industries and, as part of our business strategy, we will assess entry into new verticals. While the overall market for cloud-based business management software is rapidly growing, it is not as mature as the market for legacy on-premise software applications. In addition, when compared to larger enterprises, SMBs have not historically purchased enterprise resource planning or other enterprise-wide software systems to manage their businesses due to the cost and complexity of implementing such systems, which generally did not address their industry-specific needs. Furthermore, a number of widely adopted cloud-based solutions have not traditionally targeted SMBs. As a result, many SMBs still run their businesses using manual processes and disparate software systems that are not web-optimized, while others may have invested substantial resources to integrate a variety of point solutions into their organizations to address one or more specific business needs and, therefore, may be reluctant to migrate to a vertical cloud-based solution designed to apply to their entire business. Because we derive, and expect to continue to derive, substantially all of our revenue from sales of our cloud-based business management software to SMBs in our targeted verticals, our success will depend, to a substantial extent, on the widespread adoption by SMBs in these verticals of cloud computing in general and of cloud-based business management software in particular.

The market for industry-specific, cloud-based business management software for SMBs, both generally, and specifically within the property management and legal industries, is evolving and, in comparison to the overall market for cloud-based solutions, is relatively small. The continued expansion of this market depends on numerous factors, including:

•	the cost and perceived value associated with cloud-based business management software relative to on-premise software applications and disparate point solutions;

•	the ability of cloud-based solution providers to offer SMBs the functionality they need to operate and grow their businesses;

•	the willingness of SMBs to transition from their existing software systems, or otherwise alter their existing businesses practices, to migrate their businesses to a vertical cloud-based business management software solution; and

•	the ability of cloud-based solution providers to address security, privacy, availability and other concerns.

If cloud-based business management software does not achieve widespread market acceptance among SMBs, our revenue may increase at a slower rate than we expect and may even decline, which could adversely affect our operating results. In addition, it is difficult to estimate the rate at which SMBs will be willing to transition to vertical cloud-based business management software in any particular period, which makes it difficult to estimate the overall size and growth rate of the market for cloud-based business management software for SMBs at any given point in time or to forecast growth in our revenue or market share.

Our estimates of market opportunity may prove to be inaccurate and, even if the markets in which we compete meet or exceed our size estimates, we could fail to increase our revenue or market share.

Market opportunity estimates are subject to significant uncertainty and are based on assumptions and estimates, including our internal analysis and industry experience. Assessing the market for industry-specific, cloud-based business management software for SMBs is particularly difficult due a number of factors, including limited available information and rapid evolution of the market. Consequently, the estimates in this prospectus relating to the size of the SMB market for cloud-based business management software for the property management and legal industries may prove to be inaccurate.

In addition, even if the markets in which we compete meet or exceed the size estimates in this prospectus, our business could fail to grow in line with our forecasts, or at all, and we could fail to increase our revenue or market share. Our growth, and our ability to serve a significant portion of our target markets, will depend on many factors, including our success in executing our business strategy, which is subject to many risks and uncertainties, including the other risks and uncertainties described elsewhere in this prospectus. Accordingly, estimates of market opportunity in this prospectus should not be taken as indicative of our future growth.

If we are unable to introduce successful enhancements, including new and innovative core functionality and Value+ services for our existing verticals, or new products for adjacent markets or additional verticals, our business could be adversely affected.

The software industry in general, and in our targeted verticals in particular, is characterized by rapid technological advances, changing industry standards, evolving customer requirements and intense competition. Our ability to attract new customers, increase revenue from our existing customers, and expand into adjacent markets depends, in part, on our ability to enhance the functionality of our existing software solutions by introducing new and innovative core functionality and Value+ services that keep pace with technological developments, and provide functionality that addresses the evolving business needs of our customers. In addition, our growth over the long term depends, in part, on our ability to introduce new products for adjacent markets or additional verticals that we identify through our market validation process. Market acceptance of our current and future software solutions will depend on numerous factors, including:

•	the unique functionality of our software solutions and the extent to which our software solutions meet the business needs of our customers;

•	the perceived benefits of our cloud-based business management software solutions relative to on-premise software applications or other competitive products;

•	the pricing of our software solutions relative to competitive products;

•	perceptions about the security, privacy and availability of our software solutions relative to competitive products;

•	time-to-market of our new core functionality, Value+ services and products; and

•	perceptions about the quality and responsiveness of our customer service organization.

If we are unable to successfully enhance the functionality of our existing software solutions, including our core solutions and Value+ services, and develop new products that gain market acceptance in adjacent markets and additional verticals, our revenue may increase at a slower rate than we expect and may even decline, which could adversely affect our operating results.

Our business depends substantially on existing customers renewing their subscriptions with us and expanding their use of our Value+ services, and a decline in customer renewal rates, or failure to convince existing customers to adopt and utilize our Value+ services, would harm our operating results.

In order for us to maintain or increase our revenue and improve our operating results, it is important that our existing customers continue to pay subscription fees for the use of our core solutions, as well as increase their adoption and utilization of our Value+ services. Our customers that start their accounts using a free trial have no obligation to begin a paid subscription. In addition, our customers have no obligation to renew their subscriptions with us upon expiration of their subscription periods, which range from one month to one year. We cannot assure you that our customers will renew their subscriptions with us. In addition, although a significant portion of our revenue growth has historically resulted from the adoption and utilization of our Value+ services by our existing customers, we cannot assure you that our existing customers will continue to broaden their adoption and utilization of our Value+ services, or use our Value+ services at all. If our existing customers do not renew their subscriptions and increase their adoption and utilization of our existing or newly developed Value+ services, our revenue may increase at a slower rate than we expect and may even decline, which could adversely impact our operating results.

Word-of-mouth referrals represent a significant source of new customers for us and provide us with an opportunity to cost-effectively market and sell our software solutions. The loss of our existing customers, or the failure of our existing customers to adopt and use additional Value+ services, could have a significant impact on our reputation in our targeted verticals and our ability to acquire new customers cost-effectively. A reduction in the number of our existing customers, even if offset by an increase in new customers, could have the impact of reducing our revenue and operating margins.

In an effort to retain our customers and to expand our customers’ adoption and utilization of our Value+ services, we may choose to use increasingly costly sales and marketing efforts. In addition, we may make significant investments in research and product development to introduce Value+ services that ultimately are not broadly adopted by our customers, which could result in a significant increase in costs without a corresponding increase in revenue. Furthermore, we may fail to identify Value+ services that our customers need for their businesses, in which case we could miss opportunities to increase our revenue.

We expect to continue to derive a significant portion of our revenue from our property manager customers, and factors resulting in a loss of these customers could adversely affect our operating results.

Historically, most of our revenue has been derived from APM, our property management solution, and we expect that our property manager customers will continue to account for a significant portion of our revenue for the foreseeable future. The businesses of our property manager customers are typically significantly larger than those of our law firm customers. In addition, our property management solution has been available for longer, is more established within its vertical with a larger customer base, and currently offers a greater number of Value+ services. We could lose property manager customers as a result of numerous factors, including:

•	the expiration or termination of subscription agreements;

•	the introduction of competitive products or technologies;

•	changes in pricing policies by us or our competitors;

•	acquisitions or consolidations within the industry;

•	bankruptcies or other financial difficulties facing our customers; and

•	conditions or trends that are specific to the property management industry.

The loss of a significant number of our property manager customers, or the loss of even a small number of our larger property manager customers, could cause our revenue to increase at a slower rate than we expect or even decline. In addition, we may be unable to grow revenue from our existing property manager customers by increasing their adoption and utilization of our Value+ services. Even if we continue to experience significant growth in our customer base within the legal vertical, it may be insufficient to offset slower growth or a decline in the property management business, which could adversely affect our operating results.

Our growth depends in part on the success of our strategic relationships with third parties.

In order to grow our business, we anticipate that we will continue to depend on our relationships with third parties, including our data center operators, electronic payment partners and other third parties that support delivery of our software solutions. Identifying partners, negotiating agreements and maintaining relationships requires significant time and resources. Our competitors may be more effective than us in cost-effectively building relationships with third parties that enhance their products and services, allow them to provide more competitive pricing, or offer other benefits to their customers. In addition, acquisitions of our partners by our competitors could result in a decrease in the number of current and potential strategic partners willing to establish or maintain relationships with us, and could increase the price at which products or services are available to us. If we are unsuccessful in establishing or maintaining our relationships with third parties, our ability to compete in the marketplace or to grow our revenue could be impaired, which could negatively impact our operating results. Even if we are successful, we cannot assure you that these relationships will result in increased customer adoption and usage of our software solutions or improved operating results. Furthermore, if our partners fail to perform as expected, we may be subjected to litigation, our reputation may be harmed, and our business and operating results could be adversely affected.

We depend on data centers and computing infrastructure operated by third parties and any disruption in these operations could adversely affect our operating results.

We currently serve our customers through a combination of our own servers located in third-party data center facilities, and servers and data centers operated by Amazon. While we control and have access to our own servers and the other components of our network that are located in our external data centers, we do not control the operation of any of these third-party data center facilities. The owners of our data center facilities have no obligation to renew their agreements with us on commercially reasonable terms, or at all. If we are unable to renew these agreements on commercially reasonable terms, or if one of our third-party data center operators is acquired, we may be required to transfer our servers and other infrastructure to new data center facilities, and we may incur significant costs and possible service interruptions in connection with doing so.

Problems faced by our third-party data center operators, or with any of the service providers with whom we or they contract, could adversely affect the experience of our customers. Our third-party data center operators could decide to close their facilities without adequate notice. In addition, any financial difficulties, such as bankruptcy, faced by our third-party data center operators, or any of the service providers with whom we or they contract, may have negative effects on our business. Additionally, if our data centers are unable to keep up with our growing needs for capacity or any spikes in customer demand, it could have an adverse effect on our business. Any changes in third-party service levels at our data centers could result in loss of or damage to our customers’ stored information and service interruptions, which could hurt our reputation. These issues could also cause us to lose customers, harm our ability to attract new customers, or subject us to potential liability, any of which could adversely affect our operating results.

Our systems are not fully redundant, and we have not yet implemented a complete disaster recovery plan or business continuity plan. Although the redundancies we do have in place will permit us to respond, at least to some degree, to service outages, our third-party data centers are vulnerable in the event of failure. We do not yet have adequate structure or systems in place to recover from a data center’s severe impairment or total destruction, and recovery from the total destruction or severe impairment of any of our third-party data centers could be difficult and may not be possible at all.

We use third-party service providers for important payment processing and reporting functions and their failure to fulfill their contractual obligations could harm our reputation and disrupt our business.

We use payment processing organizations and other service providers to enable us to provide electronic payment services to our customers, including EFT, and access to various reporting tools, such as background and credit checks. As a result, we have significantly less control over these payment processing and reporting functions than if we were to maintain and operate them ourselves. In some cases, functions necessary to our business are performed on proprietary third-party systems and software to which we have no access. We also generally do not have long-term contracts with these organizations and service providers. In addition, some of these organizations and service providers compete with us by directly or indirectly selling payment processing or reporting services to customers. The failure of these organizations and service providers to renew their contracts with us or to fulfill their contractual obligations could harm our reputation, result in significant disruptions to our business, and adversely affect our operating results.

Our platform must integrate with a variety of devices, operating systems and browsers that are developed by others, and if we are unable to ensure that our software solutions interoperate with such devices, operating systems and browsers, our software solutions may become less competitive, and our operating results may be harmed.

We offer our software solutions across a variety of operating systems and through the Internet. We are dependent on the interoperability of our platform with third-party devices, desktop and mobile operating systems, as well as web browsers that we do not control. Any changes in such devices, systems or web browsers that degrade the functionality of our software solutions or give preferential treatment to competitive services could adversely affect adoption and usage of our software solutions. In addition, in order to deliver high quality software solutions, we will need to continuously enhance and modify our functionality to keep pace with changes in Internet-related hardware, mobile operating systems such as iOS and Android, browsers and other software, communication, network and database technologies. We may not be successful in developing enhancements and modifications that operate effectively with these devices, operating systems, web browsers and other technologies or in bringing them to market in a timely manner. Furthermore, uncertainties regarding the timing or nature of new network platforms or technologies, and modifications to existing platforms or technologies, could increase our research and product development expense. In the event that it is difficult for our customers to access and use our software solutions, our customer growth may be harmed, and our operating results could be adversely affected.

The markets in which we participate are intensely competitive and, if we do not compete effectively, our business could be harmed.

The overall market for business management software is global, highly competitive and continually evolving in response to changes in technology, operational requirements, and laws and regulations. Although earlier in its development, the market for cloud-based business management software is also highly competitive and subject to similar market factors.

While we focus on providing industry-specific, cloud-based business management software solutions to SMBs in our targeted verticals, we compete with other vertical cloud-based solution providers that serve companies of all sizes, as well as with horizontal cloud-based solution providers that provide broad cloud-based solutions across multiple verticals. Our competitors include established vertical software vendors, as well as newer entrants in the market. We also face competition from numerous cloud-based solution providers that focus almost exclusively on one or more point solutions. Continued consolidation among cloud-based providers could lead to significantly increased competition.

Although the domain expertise required to successfully develop, market and sell cloud-based business management software solutions in the property management and legal verticals may hinder new entrants that are unable to invest the necessary resources to develop and deploy cloud-based solutions with the same level of functionality as ours, many of our competitors and potential competitors are larger and have greater name recognition, longer operating histories, and significantly greater resources than we do. As a result, our competitors may be able to respond more quickly and effectively to new or changing opportunities, technologies, operational requirements and industry standards. Some of these competitors may have more established customer relationships or strategic partnerships with third parties that enhance their products and services. Other competitors may offer products or services that address one or a number of business functions on a standalone basis at lower prices or bundled as part of a broader product sale, or with greater depth than our software solutions. In addition, our current and potential competitors may develop, market and sell new technologies with comparable functionality to our software solutions, which could force us to decrease our prices in order to remain competitive. For all of these reasons, we may not be able to compete effectively against our current and future competitors, which could harm our business.

Pricing pressure may cause us to change our pricing model, which could hurt our renewal rates and adversely affect our operating results.

As the markets for our existing software solutions mature, or as current and future competitors introduce new products or services that compete with ours, we may experience pricing pressure and be unable to renew our subscription agreements with existing customers or attract new customers at prices that are consistent with our pricing model and operating budget. If this were to occur, it is possible that we would have to change our pricing model, offer price incentives or reduce our prices. In addition, our customers are SMBs, which are typically more price sensitive than larger enterprises. Changes to our pricing model could hurt our renewal rates and adversely affect our revenue and operating results.

If we lose key members of our management team, our business may be harmed.

Our success and future growth depend, in part, upon the continued services of our executive officers and other key employees. From time to time, there may be changes in our executive officers or other key employees resulting from the hiring or departure of these personnel, which may disrupt our business. Our executive officers and other key employees are generally employed on an at-will basis, which means that these personnel could terminate their employment with us at any time. Additionally, the equity awards held by many of our executive officers and other key employees will be close to fully vested at the time of the completion of this offering, and these employees may not have sufficient financial incentive to stay with us. The loss of one or more of our executive officers or other key employees, or the failure by our executive team to work effectively with our employees and lead our company, could have an adverse effect on our business.

Our corporate culture has contributed to our success and, if we cannot maintain this culture as we grow, we could lose the passion, creativity, teamwork, focus and innovation fostered by our culture.

We believe that our culture has been and will continue to be a key contributor to our success. If we do not continue to develop our corporate culture or maintain our core values as we grow and evolve, we may be unable to foster the passion, creativity, teamwork, focus and innovation we believe we need to support our growth. Any failure to preserve our culture could negatively affect our ability to recruit and retain personnel and to effectively focus on and pursue our strategic objectives. Moreover, liquidity available to our employee security holders following this offering could lead to disparities of wealth among our employees, which could adversely impact relations among employees and our culture in general. Our transition from a private company to a public company may result in a change to our corporate culture, which could harm our business.

We expect to experience rapid growth and if we fail to manage our growth effectively, we may be unable to execute our business plan.

We have experienced significant growth since our formation in 2006, and we anticipate that we will continue to experience growth and expansion of our operations. For example, since our incorporation, we have significantly increased the number of employees across our organization, introduced new Value+ services, including our electronic payment services and tenant liability insurance program, and entered a new vertical with the acquisition of MyCase. This growth in the size, complexity and diversity of our business has placed, and we expect that our continued growth will continue to place, a significant strain on our management, administrative, operational and financial resources, as well as our company culture. Our future success will depend, in part, on our ability to manage this growth effectively. To manage the expected growth of our operations and personnel, we will need to continue to develop and improve our operational and financial controls and our reporting systems and procedures, and to nurture and build on our company culture. Failure to effectively manage growth could adversely impact our business, including by resulting in errors or delays in deploying new core functionality to our customers, delays or difficulties in introducing new Value+ services or other products, declines in the quality or responsiveness of our customer service organization, increases in costs and operating expenses, and other operational difficulties. If any of these risks actually occurs, it could harm our reputation, adversely affect our operating results, and inhibit or preclude us from achieving our strategic objectives.

We depend on highly skilled personnel and, if we are unable to retain or hire additional qualified personnel, we may not be able to achieve our strategic objectives.

To execute our growth plan and achieve our strategic objectives, we must continue to attract and retain highly qualified and motivated personnel across our organization. In particular, in order to continue to enhance our software solutions, add new and innovative core functionality and Value+ services, as well as develop new products, it will be critical for us to substantially increase the size of our research and product development organization, including hiring highly skilled engineers with experience in designing, developing and testing cloud-based software solutions. Competition for software engineers is intense within our industry and there continues to be upward pressure on the compensation paid to these professionals. In addition, in order for us to achieve broader market acceptance of our software solutions, grow our customer base, and pursue adjacent markets and new verticals, we will need to continue to significantly increase the size of our sales and marketing organization. Identifying and recruiting qualified sales personnel and training them in the use of our platform requires significant time and expense, and it can be particularly difficult to retain these personnel.

Many of the companies with which we compete for experienced personnel have greater name recognition and financial resources than we have. If we hire employees from competitors or other companies, their former employers may attempt to assert that we or these employees have breached their legal obligations, resulting in a diversion of our time and resources. In addition, our headquarters are located in Santa Barbara, California, which is not generally recognized as a prominent commercial center, and it is challenging to attract qualified professionals due to our geographic location. As a result, we may have difficulty hiring and retaining suitably skilled personnel with the qualifications and motivation to expand our business. If we are unable to attract and retain the personnel necessary to execute our growth plan, we may be unable to achieve our strategic objectives and our operating results may suffer.

In addition, prospective and existing employees often consider the value of the equity awards they receive in connection with their employment. If the perceived value of our equity awards decline, or if the price of our Class A common stock experiences significant volatility, it may adversely affect our ability to recruit and retain highly skilled employees. If we fail to attract new personnel or to retain and motivate our current personnel, our future growth prospects could be adversely affected and our business could be harmed.

We have acquired, and may in the future acquire, other companies or technologies, which could divert our management’s attention, result in additional dilution to our stockholders and otherwise disrupt our operations.

We have acquired, and may in the future acquire, other companies or technologies to complement or expand our software solutions, optimize our technical capabilities, enhance our ability to compete in our targeted verticals, provide an opportunity to expand into an adjacent market or new vertical, or otherwise offer growth or strategic opportunities. For example, in 2012, we acquired MyCase, which allowed us to accelerate our time-to-market in the legal vertical. The pursuit of acquisitions may divert the attention of management and cause us to incur various expenses in identifying, investigating and pursuing suitable acquisitions, whether or not they are consummated.

We have limited experience acquiring other businesses. We may not be able to integrate acquired assets, technologies, personnel and operations successfully or achieve the anticipated synergies or other benefits from the acquired business due to a number of risks associated with acquisitions, including:

•	incurrence of acquisition-related costs;

•	difficulties integrating the assets, technologies, personnel or operations of the acquired business in a cost-effective manner, or inability to do so;

•	difficulties and additional expenses associated with supporting legacy products and services of the acquired business;

•	difficulty converting the customers of the acquired business to our software solutions and contract terms;

•	diversion of management’s attention from our business to address acquisition and integration challenges;

•	adverse effects on our existing business relationships with customers and strategic partners as a result of the acquisition;

•	cultural challenges associated with integrating employees from the acquired organization into our company;

•	the loss of key employees;

•	use of resources that are needed in other parts of our business;

•	use of substantial portions of our available cash to consummate the acquisition; and

•	unanticipated costs or liabilities associated with the acquisition.

If an acquired business fails to meet our expectations, our operating results, business and financial position may suffer. In addition, acquisitions could also result in dilutive issuances of equity securities or the incurrence of debt, which could adversely affect our operating results. Furthermore, a significant portion of the purchase price of companies we may acquire could be allocated to goodwill and other intangible assets, which must be assessed for impairment. In the future, if our acquisitions do not yield expected returns, we may be required to take charges to our operating results based on this impairment assessment process, which could adversely affect our operating results.

If our property manager customers stop requiring residents to provide proof of tenant liability insurance, if insurance premiums decline or if the insureds experience greater than expected losses, our operating results could be harmed.

We generate revenue by offering tenant liability insurance through a wholly owned subsidiary. Some of our property manager customers require residents to provide proof of tenant liability insurance and offer to enroll residents in their tenant liability insurance policy as additional insureds. If demand for rental housing declines, or if our property manager customers believe that it may decline, these customers may reduce their rental rates and stop requiring residents to provide proof of tenant liability insurance in order to reduce the overall cost of renting and make their rental offerings more competitive. If our property manager customers stop requiring residents to provide proof of tenant liability insurance or elect to enroll residents in insurance programs offered by competing providers, or if insurance premiums otherwise decline, our revenues from insurance services could be adversely affected.

Additionally, our tenant liability insurance policies are underwritten by us, and we are required by our insurance partner to maintain a reserve to cover potential claims under the policies. While our policies have a limit of $100,000 per occurrence, there is no limit on the dollar amount of claims that could be made against us in any particular period or in the aggregate. In the event that claims by the insureds increase unexpectedly, our reserve may not be sufficient to cover our resultant liability under the policies. To the extent we are required to pay out amounts to insureds that are significantly higher than our current reserves, it could have an adverse effect on our operating results.

Our tenant liability insurance business is subject to state governmental regulation, which could limit the growth of our insurance business and impose additional costs on us.

Our wholly owned subsidiary holds a license from the State of Hawaii Insurance Division of the Department of Commerce and Consumer Affairs and our third-party service providers maintain licenses with a number of other individual state departments of insurance. Collectively, we are subject to state governmental regulation and supervision in connection with the operation of our tenant liability insurance business. This state governmental supervision could limit the growth of our insurance business by increasing the costs of regulatory compliance, limiting or restricting the products or services we provide or the methods by which we provide them, or subjecting us to the possibility of regulatory actions or proceedings. Our continued ability to maintain these insurance licenses in the jurisdictions in which we are licensed depends on our compliance with the rules and regulations promulgated from time to time by the regulatory authorities in each of these jurisdictions. Furthermore, state insurance departments conduct periodic examinations, audits and investigations of the affairs of insurance companies, any of which could result in the expenditure of significant management time or financial resources.

In all jurisdictions, the applicable laws and regulations are subject to amendment or interpretation by regulatory authorities. Generally, such authorities are vested with relatively broad discretion to grant, renew and revoke licenses and approvals and to implement rules and regulations. Accordingly, we may be precluded or temporarily suspended from carrying on some or all of the activities of our insurance business or otherwise be fined or penalized in a given jurisdiction. No assurances can be given that our insurance business can continue to be conducted in any given jurisdiction as it has been conducted in the past or that we will be able to expand our insurance business in the future.

All of our revenues are generated by sales to customers in our targeted verticals, and factors that adversely affect the applicable industry could also adversely affect us.

Currently, all of our sales are to customers in the property management and legal industries. Demand for our software solutions could be affected by factors that are unique to and adversely affect our targeted verticals. In particular, the property management and legal industries are highly regulated, subject to intense competition and impacted by changes in general economic and market conditions. For example, changes in applicable laws and regulations could significantly impact the software functionality demanded by our customers and require us to expend significant resources to ensure our software solutions continue to meet their evolving needs. In addition, other industry-specific factors, such as industry consolidation or the introduction of competing technology, could lead to a significant reduction in the number of customers that use our software solutions within a particular vertical or the Value+ services demanded by these customers. Further, if the rental housing or legal markets decline, our customers may decide not to renew their subscriptions or they may cease using our Value+ services in order to reduce costs and remain competitive. As a result, our ability to generate revenue from our property manager and law firm customers could be adversely affected by specific factors that affect the property management or legal industries.

Our software solutions address functions within the heavily regulated property management and legal industries, and our customers’ failure to comply with applicable laws and regulations could subject us to litigation.

We sell our software solutions to customers within the property management and legal industries. Our customers use our software solutions for business activities that are subject to a number of laws and regulations, including state and local real property laws and legal ethics rules. Any failure by our customers to comply with laws and regulations applicable to their businesses, and in particular to the functions for which our software solutions are used, could result in fines, penalties or claims for substantial damages against our customers. To the extent our customers believe that such failures were caused by our software solutions or our customer service organization, our customers may make a claim for damages against us, regardless of whether we are responsible for the failure. We may be subject to lawsuits that, even if unsuccessful, could divert our resources and our management’s attention and adversely affect our business, and our insurance coverage may not be sufficient to cover such claims against us.

If we are unable to deliver effective customer service, it could harm our relationships with our existing customers and adversely affect our ability to attract new customers.

Our business depends, in part, on our ability to satisfy our customers, both by providing software solutions that address their business needs, and by providing on-boarding services and ongoing customer service, which contributes to retaining customers and increasing adoption and utilization of our Value+ services by our existing customers. Once our software solutions are deployed, our customers depend on our customer service organization to resolve technical issues relating to their use of our solutions. We may be unable to respond quickly to accommodate short-term increases in customer demand for support services or may otherwise encounter a customer issue that is difficult to resolve. If a customer is not satisfied with the quality or responsiveness of our customer service, we could incur additional costs to address the situation. As we do not separately charge our customers for support services, increased demand for our support services would increase costs without corresponding revenue, which could adversely affect our operating results.

In addition, our sales process is highly dependent on the ease of use of our software solutions, our reputation and positive recommendations from our existing customers. Any failure to maintain high-quality or responsive customer service, or a market perception that we do not maintain high-quality or responsive customer service, could harm our reputation, cause us to lose customers and adversely impact our ability to sell our software solutions to prospective customers.

If we are unable to maintain and promote our brands, or to do so in a cost-effective manner, our ability to achieve market acceptance of our software solutions and expand our customer base will be impaired.

We believe that maintaining and promoting our brands is critical to achieving widespread awareness and acceptance of our software solutions, and maintaining and expanding our customer base. We also believe that the importance of brand recognition will increase as competition in our targeted verticals increases. If we do not continue to build awareness of our brands, we could be placed at a competitive disadvantage to companies whose brands are, or become, more recognizable than ours. Maintaining and promoting our brands will depend, in part, on our ability to continue to provide new and innovative core functionality and Value+ services and best-in-class customer service, as well as the effectiveness of our sales and marketing efforts. If we fail to deliver products and functionality that address our customers’ business needs, or if we fail to meet our customers’ expectations for customer service, it could weaken the perception of our brands and harm our reputation. Additionally, the actions of third parties may affect our brands and reputation if customers do not have a positive experience using the services of our third-party partners that support our software solutions. Maintaining and enhancing our brands may require us to make substantial investments, and these investments may not result in commensurate increases in our revenue. If we fail to successfully promote and maintain our brands, or if we incur expenses in this effort that are not offset by increased revenue, our business and operating results could be adversely affected.

If we are unable to increase sales of our software solutions to larger customers while mitigating the risks associated with serving such customers, our business and operating results may suffer.

While we plan to continue to market and sell our software solutions to SMBs, our growth strategy is dependent, in part, upon increasing sales of our software solutions to larger customers within the SMB market. Sales to larger customers involve risks that may not be present, or that are present to a lesser extent, in sales to smaller businesses. As we seek to increase our sales to larger customers, we may invest considerably greater amounts of time and financial resources in our sales and marketing efforts. In addition, we may face longer sales cycles and experience less predictability and greater competition in completing some of our sales than we have in selling our software solutions to smaller entities. Although we generally have not configured our software solutions or negotiated our pricing for specific customers, which has historically resulted in reduced upfront selling costs, our ability to successfully sell our software solutions to larger customers may be dependent, in part, on our ability to develop functionality, or to implement pricing policies, that are unique to particular customers. It may also be dependent on our ability to attract and retain sales personnel with experience selling to larger organizations. Also, because security breaches or other performance problems with respect to larger customers may result in greater economic harm to these customers and more adverse publicity, there is increased financial and reputational risk associated with serving such customers. If we are unable to increase sales of our software solutions to larger customers, while mitigating the risks associated with serving such customers, our business and operating results may suffer.

Because we recognize revenue from subscriptions for our software solutions over the terms of the subscription agreements, downturns or upturns in new business may not be immediately reflected in our operating results.

We recognize revenue from customers ratably over the terms of their subscription agreements, which range from one month to one year. As a result, some of the revenue we report in each period is derived from the recognition of deferred revenue relating to subscription agreements entered into during previous periods. Consequently, a decline in new or renewed subscriptions in any one period may not be reflected in our revenue results for that period. However, any such decline will negatively affect our revenue in future quarters. Our subscription model also makes it difficult for us to rapidly increase our revenue through additional sales in any period, as revenue from new customers must be recognized over the applicable subscription period. Accordingly, the effect of downturns or upturns in our sales and the market acceptance of our software solutions, and potential changes in our customer retention rates, may not be apparent in our operating results until future periods.

Because our invoicing is generally for periods less than one year, we do not have significant deferred revenue and our growth is therefore heavily dependent on subscription sales and renewals in the current year.

Our growth is heavily dependent on subscription sales and renewals in the current year. We offer our core solutions and Value+ subscription services to customers pursuant to subscription agreements with relatively short terms ranging from one month to one year. We generally invoice our customers for subscription services in monthly, quarterly or annual installments, typically in advance of the subscription period. As a result, we do not have significant deferred revenue because invoicing is generally for periods less than one year. We do not currently intend to extend the terms of our subscription agreements, or to invoice our customers less frequently, and we expect that we will continue to depend on current-year sales and renewals to drive our growth.

Failure to protect our intellectual property rights could impair our ability to protect our proprietary technology and our brands.

We currently rely on patent, trademark, copyright and trade secret laws, trade secret protection and confidentiality or license agreements with our employees, customers, partners and others to protect our intellectual property rights. Our success and ability to compete depend, in part, on our ability to protect our intellectual property, including our proprietary technology and our brands. If we are unable to protect our proprietary rights adequately, our competitors could use the intellectual property we have developed to enhance their own products and services, which could harm our business.

In order to monitor and protect our intellectual property rights, we may be required to spend significant resources. Litigation brought to protect and enforce our intellectual property rights could be costly, time-consuming and distracting to management and could result in the impairment or loss of portions of our intellectual property, or require us to pay costly royalties. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights. Accordingly, we may not be able to prevent third parties from infringing upon or misappropriating our intellectual property. Our failure to secure, protect and enforce our intellectual property rights could adversely affect our business and operating results.

We may be sued by third parties for alleged infringement of their proprietary rights.

There is considerable patent, trademark, copyright, trade secret and other intellectual property development activity in our industry. Our success depends, in part, on our not infringing upon the intellectual property rights of others. Our competitors, as well as a number of other entities and individuals, may own or claim to own intellectual property relating to our technology or software solutions. From time to time, our competitors or other third parties may claim that we are infringing upon their intellectual property rights. However, we may be unaware of the intellectual property rights that others may claim cover some or all of our technology or software solutions. Any claims or litigation, regardless of merit, could cause us to incur significant expenses and, if successfully asserted against us, could require that we pay substantial damages, settlement costs or ongoing royalty payments, require that we comply with other unfavorable license and other terms, or prevent us from offering our software solutions in their current form. Even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the attention of our management and key personnel from our business operations and harm our operating results.

Our software solutions contain open source software, which may pose particular risks to our proprietary source code, and could have a negative impact on our business and operating results.

We use open source software in our software solutions and expect to continue to use open source software in the future. The terms of many open source licenses to which we are subject have not been interpreted by U.S. or foreign courts, and there is a risk that open source licenses could be construed in a manner that imposes unanticipated conditions, restrictions or costs on our ability to provide or distribute our software solutions. Additionally, we may from time to time face claims from third parties alleging ownership of, or demanding release of, the open source software or derivative works that we developed using such software, which could include our proprietary source code, or otherwise seeking to enforce the terms of the applicable open source license. These claims could result in litigation, which could be costly for us to defend, and could require us to make our source code freely available, purchase a costly license or cease offering the implicated core functionality and Value+ services unless and until we can re-engineer them to avoid infringement. This re-engineering process could require significant additional research and product development resources, and we may not be able to complete it successfully or in a timely manner. In addition to risks related to license requirements, usage of certain open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or controls on the origin of software. Many of these risks could be difficult to eliminate or manage, and could have a negative effect on our business and operating results.

Changes in laws and regulations related to the Internet or changes in the Internet infrastructure itself may diminish the demand for our software solutions, and could have a negative impact on our business.

The future success of our business depends upon the continued use of the Internet as a primary medium for commerce, communication and business services. Federal, state or foreign government bodies or agencies have in the past adopted, and may in the future adopt, laws or regulations affecting the use of the Internet as a commercial medium. Changes in these laws or regulations could require us to modify our software solutions in order to comply with these changes. In addition, government agencies or private organizations may begin to impose taxes, fees or other charges for accessing the Internet, or for the commerce conducted via the Internet. These laws or charges could limit the growth of Internet-related commerce or communications generally, result in reductions in the demand for Internet-based business services such as ours, and cause us to incur significant expenses.

The use of the Internet in general could be adversely affected by delays in the development or adoption of new standards and protocols to handle increased demands of Internet activity, accessibility, reliability, security, cost, ease of use and quality of service. In addition, the use of the Internet as a medium for commerce, communication and business services may have been, and may continue to be, adversely affected by concerns regarding network outages, software errors, viruses, security breaches, fraud or other malicious activity. If the use of the Internet is adversely affected by these issues, demand for our software solutions could suffer.

Privacy and data security laws and regulations could impose additional costs on us and reduce the demand for our software solutions.

Our customers store and transmit a significant amount of personal or identifying information through our technology platform. Privacy and data security have become significant issues in the United States and in other jurisdictions where we may offer our software solutions. The regulatory framework relating to privacy and data security issues worldwide is rapidly evolving and is likely to remain uncertain for the foreseeable future. Federal, state and foreign government bodies and agencies have in the past adopted, or may in the future adopt, laws and regulations regarding the collection, use, processing, storage and disclosure of personal or identifying information obtained from customers and other individuals. In addition to government regulation, privacy advocates and industry groups may propose various self-regulatory standards that may legally or contractually apply to our business. Because the interpretation and application of many privacy and data security laws, regulations and applicable industry standards are uncertain, it is possible that these laws, regulations and standards may be interpreted and applied in a manner inconsistent with our existing privacy and data management practices. As we expand into new jurisdictions or verticals, we will need to understand and comply with various new requirements applicable in those jurisdictions or verticals.

To the extent applicable to our business or the businesses of our customers, these laws, regulations and industry standards could have negative effects on our business, including by increasing our costs and operating expenses, and delaying or impeding our deployment of new core functionality, Value+ services and products. Compliance with these laws, regulations and industry standards requires significant management time and attention, and failure to comply could result in negative publicity, subject us to fines or penalties, or result in demands that we modify or cease existing business practices. In addition, the costs of compliance with, and other burdens imposed by, such laws, regulations and industry standards may adversely affect our customers’ ability or desire to collect, use, process and store personal information using our software solutions, which could reduce overall demand for them. Even the perception of privacy and data security concerns, whether or not valid, may inhibit market acceptance of our software solutions in certain verticals. Furthermore, privacy and data security concerns may cause our customers’ clients, vendors, employees and other industry participants to resist providing the personal information necessary to allow our customers to use our applications effectively. Any of these outcomes could adversely affect our business and operating results.

We may require additional capital to support our operations or the growth of our business, and we cannot be certain that this capital will be available on reasonable terms when required, or at all.

On occasion, we may need additional capital to grow our business and meet our strategic objectives. Our ability to obtain additional capital, if and when required, will depend on numerous factors, including investor and lender demand, our historical and forecasted financial and operating performance, our market position, and the overall condition of the capital markets. We cannot guarantee that additional financing will be available to us on favorable terms when required, or at all. In addition, if we raise additional funds through the issuance of equity securities, those securities may have powers, preferences or rights senior to the rights of our Class A common stock, and our existing stockholders may experience dilution. If we raise additional funds through the issuance of debt securities, we may incur interest expense or other costs to service the indebtedness, or we may be required to encumber certain assets, which could negatively impact our operating results. Furthermore, if we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support the growth of our business and the achievement of our strategic objectives could be significantly impaired and our operating results may be harmed.

Financing agreements we are party to or may become party to may contain operating and financial covenants that restrict our business and financing activities. Failure to comply with these covenants, or other restrictions, could result in default under these agreements.

Our existing credit agreement with Wells Fargo Bank, N.A. contains certain operating and financial restrictions and covenants, including limitations on dividends, dispositions, mergers or consolidations, incurrence of indebtedness and liens, and other corporate activities. These restrictions and covenants, as well as those contained in any future financing agreements that we may enter into, may restrict our ability to finance our operations, and to engage in, expand or otherwise pursue our business activities and strategic objectives. Our ability to comply with these covenants may be affected by events beyond our control, and breaches of these covenants could result in a default under our existing credit agreement and any future financial agreements that we may enter into. If not waived, defaults could cause our outstanding indebtedness under our existing credit agreement and any future financing agreements that we may enter into to become immediately due and payable.

Because our long-term growth strategy involves expansion of our sales to customers outside the United States, our business will be susceptible to the risks associated with international operations.

A component of our growth strategy involves the expansion of our international operations and worldwide customer base. To date, we have realized an immaterial amount of revenue from customers outside the United

States. Operating in international markets will require significant resources and management attention and will subject us to regulatory, economic, geographic and political risks that are different from those in the United States. Because of our limited experience with international operations and significant differences between the United States and international markets, our international expansion efforts may not be successful in creating demand for our software solutions outside of the United States or in effectively selling subscriptions to our software solutions in the international markets we enter. If we invest substantial time and resources to expand our international operations and are unable to do so successfully, our business and operating results could suffer.

We will incur significantly increased costs and devote substantial management time as a result of operating as a public company.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. We will be subject to certain requirements under the Securities Act of 1933, as amended, or the Securities Act, the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act and the related rules and regulations of the SEC. We will also be subject to the listing standards of the NASDAQ Global Market, or NASDAQ. We expect that the requirements of these laws, rules, regulations and listing standards will continue to increase our legal, accounting and financial compliance costs, make some activities more difficult and time consuming, and place significant strain on our personnel, systems and resources. We will need to hire additional accounting and financial personnel with appropriate public company experience and technical knowledge. We cannot predict with certainty the amount of additional costs we may incur as a result of becoming a public company or the timing of such costs, which will increase our general and administrative expense. We also expect that operating a public company will make it more difficult and expensive for us to obtain director and officer liability insurance on reasonable terms. As a result, it may be more difficult for us to attract and retain qualified people to serve on our board of directors or as executive officers.

We have identified material weaknesses in our internal control over financial reporting that, if not corrected, could result in material misstatements to our financial statements.

In connection with the audit of our consolidated financial statements as of and for the year ended December 31, 2014, our independent registered public accounting firm identified material weaknesses in our internal control over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements would not be prevented or detected on a timely basis. We have not designed or maintained an effective control environment with sufficient personnel with an appropriate level of accounting and financial reporting expertise with respect to the accounting for non-routine, complex transactions. This lack of an effective control environment contributed to a material weakness in our accounting policies and procedures designed to address the accounting for unusual or complex transactions. These material weaknesses resulted in audit adjustments in our 2014 financial statements and a revision to our 2012 and 2013 financial statements.

Neither we nor our independent registered public accounting firm has performed or was required to perform an evaluation of our internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. While we have begun the process of evaluating the design and operation of our internal control over financial reporting and implementing additional processes and controls, we are in the early phases and will not complete our implementation until after this offering is completed. During the course of our evaluation and implementation, we may identify additional control deficiencies, which could give rise to other material weaknesses, in addition to the material weaknesses described above. The material weaknesses described above or any newly identified material weakness could result in a material misstatement of our annual or interim consolidated financial statements that would not be prevented or detected.

If we fail to achieve and maintain an effective system of internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.

We are not currently required to comply with the rules and regulations of the SEC implementing Section 404 of the Sarbanes-Oxley Act and, therefore, are not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a public company, we will be required to comply with the SEC’s rules and regulations implementing Sections 302 and 404 of the Sarbanes-Oxley Act, which will require management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of our internal control over financial reporting. Though we will be required to disclose changes made in our internal controls and procedures on a quarterly basis, Section 404 of the Sarbanes-Oxley Act requires that we evaluate and determine the effectiveness of our internal control over financial reporting commencing with our second annual report on Form 10-K by providing a management report on internal control over financial reporting. Pursuant to the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting until the later of the year following our first annual report required to be filed with the SEC or the date we are no longer an emerging growth company.

If we continue to have a material weakness in our internal control over financial reporting, we may not detect errors on a timely basis and our financial statements may be materially misstated. Ineffective internal control over financial reporting, failure to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner and the inability to express an opinion as to the effectiveness of our internal control over financial reporting could cause investors to lose confidence in our reported financials and other information, which could have a negative effect on the market price of our Class A common stock. Additionally, it could lead to an investigation by the SEC, NASDAQ or other regulatory authorities, which could require additional financial and management resources.

We are an emerging growth company and our decision to comply with certain reduced reporting and disclosure requirements could make our Class A common stock less attractive to investors.

We qualify as an emerging growth company under the JOBS Act. An emerging growth company may take advantage of specified reduced reporting requirements and may be relieved of other significant requirements that are otherwise generally applicable to public companies. These provisions include:

•	an exemption from compliance with the auditor attestation requirement on the effectiveness of our internal control over financial reporting;

•	an exemption from compliance with any requirement that the Public Company Accounting Oversight Board may adopt regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

•	reduced disclosure about our executive compensation arrangements; and

•	exemptions from the requirements to obtain a non-binding advisory vote on executive compensation or stockholder approval of any golden parachute arrangements.

We have irrevocably elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the JOBS Act. However, we intend to take advantage of the other exemptions discussed above. Accordingly, the information contained in this prospectus may be different from the information you receive from other public companies in which you have invested.

We cannot predict if investors will find our Class A common stock less attractive as a result of our reliance on these exemptions. If some investors find our Class A common stock less attractive as a result of our reliance on these exemptions, there may be a less active trading market for our Class A common stock, the market price of our Class A common stock may be more volatile, and the trading price of our Class A common stock may be lower than that of comparable companies.

Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.

As of December 31, 2014, we had U.S. federal net operating loss carryforwards of approximately $56.3 million and state net operating loss carryforwards of approximately $40.2 million, which begin to expire in 2027 and 2017, respectively. As of December 31, 2014, we had U.S. federal credit carryforwards of approximately $2.0 million and state credit carryforwards of approximately $2.1 million. The federal credit carryforwards begin to expire in 2027 and the state credits carry forward indefinitely. Under Section 382 of the Internal Revenue Code of 1986, as amended, or the Code, if a corporation undergoes an “ownership change,” the corporation’s ability to use its pre-change net operating loss carryforwards and other pre-change tax attributes, such as research tax credits, to offset its post-change income and taxes may be limited. In general, an “ownership change” occurs if there is a cumulative change in our ownership by “5% shareholders” that exceeds 50 percentage points over a rolling three-year period. Similar rules may apply under state tax laws. It is possible that our existing net operating loss and/or credit carryforwards may be subject to limitations arising from previous ownership changes, and this offering or future issuances of our stock could cause an ownership change. Furthermore, our ability to utilize net operating loss and/or credit carryforwards of companies that we have acquired or may acquire in the future may be subject to limitations. Any such limitations on our ability to use our net operating loss carryforwards and other tax assets could adversely impact our business, financial condition and operating results.

Tax laws or regulations could be enacted or changed and existing tax laws or regulations could be applied to us or to our customers in a manner that could increase the costs of our software solutions and adversely impact our operating results.

The application of federal, state, local and foreign tax laws to services provided electronically is continuously evolving. New income, sales, use or other tax laws, statutes, rules, regulations or ordinances could be enacted or amended at any time, possibly with retroactive effect, and could be applied solely or disproportionately to services provided over the Internet. These enactments or amendments could adversely affect our sales activity due to the inherent cost increase the taxes would represent and ultimately result in a negative impact on our operating results.

In addition, existing tax laws, statutes, rules, regulations or ordinances could be interpreted, modified or applied adversely to us, possibly with retroactive effect, which could require us or our customers to pay additional tax amounts, as well as require us or our customers to pay fines or penalties, as well as interest on past amounts. If we are unsuccessful in collecting such taxes due from our customers, we could be held liable for such costs, thereby adversely impacting our operating results.

We may be subject to additional tax liabilities.

We are subject to income, sales, use, value added and other taxes in the United States and other jurisdictions in which we conduct business, and such laws and rates vary by jurisdiction. Certain jurisdictions in which we do not collect sales, use, value added or other taxes on our sales may assert that such taxes are applicable, which could result in tax assessments, penalties and interest, and we may be required to pay or collect such taxes in the future. If we receive an adverse determination as a result of an audit or related litigation, or we unilaterally determine that we have misinterpreted provisions of the tax regulations to which we are subject, there could be a material effect on our tax provision, net income or cash flows in the period or periods for which that determination is made.

Adverse economic conditions may negatively impact our business.

The growth of our business depends on the overall demand for business management software and on the economic health of our existing and prospective customers. Future economic changes could negatively impact the U.S. and global economy, which could cause customers to reduce or delay their information technology spending, or resist migrating from their existing software to our software solutions. This could in turn reduce demand for our software solutions and result in a loss of customers, reductions in subscription duration and value, slower adoption of new technologies, increased price competition, longer sales cycles and increased sales and marketing expenditures. Any of these events could have an adverse effect on our business and operating results.

Our reported financial results may be adversely affected by changes in accounting principles generally accepted in the United States.

Generally accepted accounting principles in the United States, or GAAP, are subject to interpretation by the Financial Accounting Standards Board, or FASB, the SEC and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant impact on our reported financial results, and could affect the reporting of transactions completed before the announcement of a change. For example, in May 2014, the FASB issued Accounting Standards Update, or ASU, No. 2014-09, Revenue from Contracts with Customers, which will replace most existing revenue recognition guidance under GAAP when it becomes effective for us in 2017, although the FASB has proposed rules to defer its effectiveness until 2018. We have not yet determined the effect of this guidance on our financial condition or results of operations.

Risks Related to Our Class A Common Stock and This Offering

The market price of our Class A common stock may be volatile, and you could lose all or part of your investment.

Prior to the completion of this offering, there has been no public market for shares of our Class A common stock. We cannot assure you that an active trading market for our Class A common stock will develop, or, if developed, that any market will be sustained following this offering. If trading in our Class A common stock is not active, you may not be able to sell your shares as quickly as you would prefer, or at all. The initial public offering price of our Class A common stock will be determined through negotiation between us and the underwriters. This price will not necessarily reflect the price at which investors in the market will be willing to buy and sell shares of our Class A common stock following this offering. In addition, the market price of our Class A common stock following this offering is likely to be highly volatile. Accordingly, the market price of our Class A common stock after this offering may be higher or lower than the initial public offering price of our Class A common stock and could be subject to wide fluctuations in response to various factors, many of which may be beyond our control and may not be related to our overall financial or operating performance.

Fluctuations in the price of our Class A common stock could cause you to lose all or part of your investment because you may not be able to sell your shares at or above the price you paid in this offering. There are numerous factors that could cause fluctuations in the market price of our Class A common stock, including:

•	price and volume fluctuations in the overall stock market from time to time;

•	volatility in the market prices and trading volumes of software company stocks;

•	changes in operating performance and stock market valuations of other software companies generally or those that sell cloud-based solutions within our targeted verticals in particular;

•	sales of shares of our Class A common stock by us or our stockholders, or perceptions that such sales may occur;

•	failure of securities analysts to maintain coverage of us, changes in financial estimates by securities analysts who follow us, or our failure to meet these estimates or the expectations of investors;

•	the guidance we may provide to the public, any changes in that guidance or our failure to meet that guidance;

•	announcements by us or our competitors of new products or services;

•	the public’s reaction to our press releases, other public announcements and filings with the SEC;

•	rumors and market speculation involving us or other software companies;

•	actual or anticipated changes in our operating results or fluctuations in our operating results;

•	actual or anticipated developments in our business, our competitors’ businesses or the competitive landscape generally;

•	litigation involving us, our industry or both, or investigations by regulators into our operations or those of our competitors;

•	developments or disputes concerning our intellectual property or other proprietary rights;

•	announced or completed acquisitions of businesses or technologies by us or our competitors;

•	new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

•	changes in accounting standards, policies, guidelines, interpretations or principles;

•	any significant change in our management; and

•	general economic conditions and trends, including slow or negative growth of our markets.

In addition, in the past, following periods of volatility in the overall market and the market price of a particular company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and adversely affect the price of our Class A common stock.

The dual class structure of our common stock has the effect of concentrating voting control with those stockholders who held our capital stock prior to the completion of this offering, including our executive officers, directors and principal stockholders, which will limit your ability to influence corporate matters.

Our Class B common stock has 10 votes per share, and our Class A common stock, which is the stock we are offering in this offering, has one vote per share. Upon the completion of this offering, the holders of the outstanding shares of our Class B common stock, including our executive officers, directors, and principal stockholders, will collectively hold approximately     % of the combined voting power of our outstanding capital stock. Because of the 10-to-one voting ratio between our Class B common stock and Class A common stock, the holders of our Class B common stock will collectively continue to control a majority of the combined voting power of our outstanding capital stock and will therefore be able to continue to exercise significant influence and control over the establishment and implementation of our future business plans and strategic objectives, as well as to control all matters submitted to our stockholders for approval. These persons may manage our business in ways with which you disagree and which may be adverse to your interests. This concentrated control may also have the effect of delaying, deterring or preventing a change-in-control transaction, depriving our stockholders of an opportunity to receive a premium for their capital stock or negatively affecting the market price of our Class A common stock.

Future transfers by holders of our Class B common stock will generally result in those shares converting to Class A common stock, subject to limited exceptions. The conversion of our Class B common stock to Class A common stock will have the effect, over time, of increasing the relative voting power of the holders of our Class B common stock who retain their shares over the long term.

Anti-takeover provisions contained in our amended and restated certificate of incorporation and amended and restated bylaws, as well as provisions of Delaware law, could impair a takeover attempt.

Our amended and restated certificate of incorporation that will be filed immediately prior to the completion of this offering, and our amended and restated bylaws that will be in effect immediately prior to the completion of this offering, contain provisions that could have the effect of rendering more difficult hostile takeovers, change-in-control transactions or changes in our board of directors or management. Among other things, these provisions:

•	authorize the issuance of preferred stock with powers, preferences and rights that may be senior to our common stock, which can be created and issued by our board of directors without prior stockholder approval;

•	provide for the adoption of a staggered board of directors whereby the board is divided into three classes, each of which has a different three-year term;

•	provide that the number of directors will be fixed by the board;

•	prohibit our stockholders from filling board vacancies;

•	provide for the removal of a director only for cause and then only by the affirmative vote of the holders of a majority of the combined voting power of our outstanding capital stock;

•	prohibit stockholders from calling special stockholder meetings;

•	prohibit stockholders from acting by written consent without holding a meeting of stockholders;

•	require the vote of at least two-thirds of the combined voting power of our outstanding capital stock to approve amendments to our certificate of incorporation or bylaws;

•	require advance written notice of stockholder proposals and director nominations; and

•	provide for a dual-class common stock structure, as discussed above.

As a Delaware corporation, we are also subject to provisions of Delaware law, including Section 203 of the Delaware General Corporation Law, or DGCL, which may delay, deter or prevent a change-in-control transaction. Section 203 imposes certain restrictions on mergers, business combinations and other transactions between us and holders of 15% or more of our common stock.

Any provision of Delaware law, our amended and restated certificate of incorporation, or our amended and restated bylaws, that has the effect of rendering more difficult, delaying, deterring or preventing a change-in-control transaction could limit the opportunity for our stockholders to receive a premium for their shares of our capital stock, and could also affect the price that some investors are willing to pay for our Class A common stock.

After this offering, a total of 104,196,556 shares of our outstanding capital stock will be restricted from immediate resale but may be sold in the near future, which could depress the market price of our Class A common stock.

Prior to this offering, there has been no public market for shares of our Class A common stock, and a liquid trading market for our Class A common stock may not develop or be sustained after this offering. Future sales of a substantial number of shares of our Class A common stock in the public market after this offering, or the perception that such sales could occur, could adversely affect the market price of our Class A common stock prevailing from time to time after this offering and could impair our ability to raise equity capital in the future.

Based on the number of shares of our existing common stock outstanding as of December 31, 2014, upon the completion of this offering, a total of              shares of our Class A common stock and 104,196,556 shares of our Class B common stock will be outstanding, after giving effect to the conversion and reclassification of all outstanding shares of our existing common stock and convertible preferred stock into shares of our Class B common stock immediately prior to the completion of this offering.

Our executive officers, directors and the holders of substantially all of the shares of our Class B common stock, and of options to purchase shares of our Class B common stock, are subject to lock-up agreements with the underwriters under which they have agreed, subject to specific exceptions, not to sell any of their shares of our Class B common stock for 180 days following the date of this prospectus.

The              shares of our Class A common stock to be sold in this offering will generally be freely tradable in the public market without restriction under the Securities Act, unless these shares are purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, or Rule 144. Subject to the lock-up agreements, and the provisions of Rule 144 and Rule 701 under the Securities Act, or Rule 701, as well as our insider trading policy, the 104,196,556 shares of our Class B common stock will be available for sale in the public market at various times beginning 181 days after the date of this prospectus.

Following the expiration of the lock-up agreements, stockholders holding approximately 68,026,659 shares of our Class B common stock will be entitled to registration rights with respect to the sale of the shares of our Class A common stock into which these shares are convertible.

In addition, we intend to file a registration statement under the Securities Act to register all of the shares of our common stock subject to options outstanding or reserved for issuance under the 2007 Plan, the 2015 Plan, and the ESPP. Shares registered under this registration statement will be freely tradable in the public market, subject to any vesting restrictions and lock-up agreements applicable to these shares.

Future sales of our Class A common stock could cause the market price of our Class A common stock to decline and make it more difficult for you to sell shares of our Class A common stock.

The purchase price of our Class A common stock might not reflect its value, and you may be diluted as a result of this offering and future equity issuances.

Based on the assumed initial public offering price of our Class A common stock of $         per share, which is the midpoint of the price range on the cover page of this prospectus, investors purchasing shares of our Class A common stock in this offering will experience immediate dilution in the pro forma net tangible book value per share of $         per share as of December 31, 2014. Investors purchasing shares of our Class A common stock in this offering will contribute approximately     % of the total amount invested by stockholders since our inception, but will only own approximately     % of the total number of shares of our common stock to be outstanding upon the completion of this offering. To the extent that, following the completion of this offering, any outstanding options to purchase shares of our Class B common stock are exercised, any new equity awards are issued under the 2015 Plan, or any shares are purchased under the ESPP, there will be further dilution to investors purchasing shares of our Class A common stock in this offering. In addition, in the future, we may choose to raise additional capital through the sale of shares of our Class A common stock, or other securities convertible into, or exercisable or exchangeable for, shares of our Class A common stock, due to our financial requirements, strategic considerations, general economic conditions, or otherwise. Any such issuance would result in further dilution to investors purchasing shares of our Class A common stock in this offering.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business, our market or our competitors, or if they adversely change their recommendations regarding our Class A common stock, the market price and trading volume of our Class A common stock could decline.

The trading market for our Class A common stock will be influenced by the research and reports that securities or industry analysts may publish about us, our business, our market or our competitors. If few analysts commence coverage of us, the market price for our Class A common stock could be negatively affected. If any of the analysts who may cover us adversely change their recommendations regarding our Class A common stock or provide more favorable recommendations about our competitors, the market price of our Class A common stock may decline. If any of the analysts who may cover us were to cease coverage of us or fail to publish reports on us regularly, visibility of our company in the financial markets could decrease, which in turn could cause the market price or trading volume of our Class A common stock to decline.

Our management team will have broad discretion over the use of proceeds and may invest or spend the proceeds of this offering in ways with which you may not agree or in ways which may not yield a return.

We intend to use the net proceeds to us from this offering for working capital and other general corporate purposes. Our management team will retain broad discretion over the allocation of the net proceeds from this offering, and investors will be relying on the judgment of our management regarding the application of these net proceeds. These net proceeds may be used for corporate purposes that do not favorably affect our operating results or in a way with which you disagree. In addition, until we use the net proceeds from this offering, we plan to invest them, and these investments may not yield a favorable rate of return or may lose value. If we do not invest or apply the net proceeds from this offering in ways that enhance stockholder value, we may fail to achieve our strategic objectives and expected financial results, which could cause our stock price to decline.

We do not expect to declare any dividends in the foreseeable future.

We have never declared or paid any cash dividends on our existing common stock. We do not anticipate declaring or paying any cash dividends to holders of our Class A common stock in the foreseeable future and intend to retain all future earnings for the growth of our business. In addition, the terms of our credit facility restrict our ability to pay dividends. Consequently, investors may need to rely on sales of our Class A common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment. Investors should not purchase our Class A common stock with the expectation of receiving cash dividends.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of the federal securities laws, which statements are subject to substantial risks and uncertainties. These forward-looking statements are principally contained in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” although we make forward-looking statements throughout this prospectus. Forward-looking statements include all statements that are not statements of historical facts and can be identified by words such as “anticipates,” “believes,” “seeks,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts, “projects,” “should,” “could,” “will,” “would” or similar expressions and the negatives of those expressions. In particular, forward-looking statements contained in this prospectus relate to, among other things, our future or assumed financial condition, results of operations, business forecasts and plans, strategic plans and objectives, product development plans, capital needs and financing plans, use of proceeds from this offering, competitive position, industry environment, potential growth opportunities, potential market opportunities, acquisitions or divestitures, compensation plans and objectives, governance structure and policies, and the price of our Class A common stock.

Forward-looking statements represent our management’s current beliefs and assumptions based on information currently available. While we do not make forward-looking statements unless we have a reasonable basis for doing so, we cannot guarantee their accuracy or completeness. Forward-looking statements involve numerous known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. We discuss these risks and uncertainties in greater detail in the section entitled “Risk Factors” and elsewhere in this prospectus. Given these risks and uncertainties, you should not place undue reliance on these forward-looking statements. You should read this prospectus, and the other documents that we have filed as exhibits to the registration statement of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from the results expressed or implied by these forward-looking statements.

Moreover, we operate in an evolving environment. New risks and uncertainties emerge from time to time and it is not possible for our management to predict all risks and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual future results to be materially different from those expressed or implied by any forward-looking statements.

Except as required by law, we assume no obligation to update any forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

We qualify all of our forward-looking statements by these cautionary statements.

INDUSTRY AND MARKET DATA

Unless otherwise indicated, certain information contained in this prospectus concerning our industry and the markets and verticals in which we operate, including our market opportunity, is based on data from various sources. In presenting this information, we have also made assumptions based on such data and other similar sources, and on our knowledge of, and our experience to date in, our industry and the markets and verticals in which we operate. This information involves a number of important estimates and limitations, and you are cautioned not to place undue reliance on such information. Although neither we nor the underwriters have independently verified the accuracy or completeness of any information provided by third parties, we believe the information included in this prospectus is reliable.

Our industry and the markets and verticals in which we operate are subject to a high degree of risk and uncertainty due to a variety of factors, including those described in the section entitled “Risk Factors.” These risks and uncertainties could cause assumptions made by us or third parties to be inaccurate, and could cause actual results to differ materially from those expressed in the estimates made by us or third parties.

Certain information in this prospectus is contained in independent industry publications. This information is identified with a superscript number. This information is contained in the following independent industry publications, which are publicly available:

(1)	Parallels, “SMB Cloud Insights for Global 2014,” February 2014;

(2)	Parallels, “SMB Cloud Insights for United States 2014,” February 2014; and

(3)	Deloitte, “Small Business, Big Technology: How the Cloud Enables Rapid Growth in SMBs,” September 2014.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of $         million, or $         million if the underwriters exercise in full their option to purchase additional shares of our Class A common stock, assuming an initial public offering price of $         per share, which is the midpoint of the price range on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share, which is the midpoint of the price range on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by $         million, assuming the number of shares of Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase (decrease) of 1.0 million shares in the number of shares of Class A common stock offered by us would increase (decrease) the net proceeds to us from this offering by $         million, assuming the assumed initial public offering price of $         per share remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to obtain additional capital, enhance our financial flexibility and create a public market for our Class A common stock. We intend to use the net proceeds to us from this offering for working capital and other general corporate purposes. In addition, we may in the future enter into arrangements to acquire or invest in complementary businesses, services, technologies or intellectual property rights. However, we have no agreements or commitments with respect to any such acquisitions or investments at this time.

As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the net proceeds from this offering. The amounts and timing of our actual uses of net proceeds will vary depending on numerous factors, including the factors described in the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.” As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering, and investors will be relying on our management’s judgment regarding the application of the net proceeds.

Pending the use of the net proceeds from this offering, consistent with our investment policy, we intend to invest the net proceeds in investment grade, short-term interest-bearing obligations, such as money-market funds, certificates of deposit, or direct or guaranteed obligations of the United States government, or hold the net proceeds as cash. We cannot predict whether any net proceeds invested will yield a favorable return.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock. We have no plans to declare or pay any dividends on our capital stock in the foreseeable future and intend to retain all future earnings, if any, generated by our operations for the growth of our business. Any future decision to declare or pay dividends will be made by our board of directors in its sole discretion and will depend upon our financial condition, results of operations, capital requirements, general economic conditions and other factors that our board of directors deems relevant at the time of its decision. Investors should not purchase our Class A common stock with the expectation of receiving cash dividends.

In addition, the terms of our credit facility restrict our ability to pay dividends. See the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” for additional information.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2014:

•	on an actual basis;

•	on a pro forma basis to give effect to the filing and effectiveness of our amended and restated certificate of incorporation and the conversion and reclassification of all outstanding shares of our existing common stock and convertible preferred stock into an aggregate of 104,196,556 shares of our Class B common stock, as if such filing, effectiveness, conversion and reclassification had occurred on December 31, 2014; and

•	on a pro forma as adjusted basis to give effect to (i) the pro forma adjustments set forth above and (ii) the issuance and sale by us of shares of our Class A common stock in this offering, and the receipt of the net proceeds from our sale of these shares at an assumed initial public offering price of $ per share, which is the midpoint of the price range on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The unaudited pro forma and pro forma as adjusted information below is illustrative only, and the actual cash and cash equivalents, total stockholders’ (deficit) equity and total capitalization upon the completion of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing.

You should read this table in conjunction with the sections entitled “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Description of Capital Stock,” as well as our consolidated financial statements and the related notes included elsewhere in this prospectus.

	As of December 31, 2014
	Actual	Pro Forma	Pro Forma as Adjusted
	(in thousands, except par value)
Cash and cash equivalents	$5,412	$5,412	$

Convertible preferred stock, par value $0.0001; 68,027 shares authorized, issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	63,166	—

Stockholders’ (deficit) equity:
Preferred stock, par value $0.0001; no shares authorized, issued and outstanding, actual; shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	—	—
Existing common stock, par value $0.0001; 123,000 shares authorized, 36,170 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	3	—
Class A common stock, par value $0.0001; no shares authorized, issued and outstanding, actual; shares authorized, no shares issued and outstanding, pro forma; shares authorized, shares issued and outstanding, pro forma as adjusted	—	—
Class B common stock, par value $0.0001; no shares authorized, issued and outstanding, actual; shares authorized, 104,197 shares issued and outstanding, pro forma and pro forma as adjusted	—	10
Additional paid-in capital	1,544	64,703
Accumulated deficit	(53,014)	(53,014)

Total stockholders’ (deficit) equity	(51,467)	11,699

Total capitalization	$11,699	$11,699	$

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share, which is the midpoint of the price range on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by $         million, assuming the number of shares of Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase (decrease) of 1.0 million shares in the number of shares of Class A common stock offered by us would increase (decrease) our pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by $         million, assuming the assumed initial public offering price of $         per share remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise in full their option to purchase additional shares of our Class A common stock, and assuming the assumed initial public offering price of $         per share, which is the midpoint of the price range on the cover page of this prospectus, remains the same, the pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization would increase by approximately $         million, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. In that event, we would have             shares of our Class A common stock issued and outstanding on a pro forma as adjusted basis.

The table and discussion above are based on no shares of our Class A common stock and 104,196,556 shares of our Class B common stock outstanding as of December 31, 2014, and exclude:

•	4,866,995 shares of our Class B common stock issuable upon the exercise of outstanding options to purchase shares of our Class B common stock under the 2007 Plan as of December 31, 2014, at a weighted average exercise price of $0.78 per share;

•	682,700 shares of our Class B common stock issuable upon the exercise of outstanding options to purchase shares of our Class B common stock under the 2007 Plan granted after December 31, 2014, with an exercise price of $1.41 per share;

•	100,000 shares of our Class B common stock issued pursuant to restricted stock awards under the 2007 Plan granted after December 31, 2014, at a purchase price of $1.41 per share;

•	shares of our Class A common stock reserved for future issuance under the 2015 Plan, which will become effective on the day immediately prior to the date of completion of this offering; and

•	shares of our Class A common stock reserved for future issuance under the ESPP, which will become effective on the day immediately prior to the date of completion of this offering.

DILUTION

If you invest in our Class A common stock in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of our Class A common stock and the pro forma as adjusted net tangible book value per share of our common stock upon completion of this offering.

Our historical net tangible book value (deficit) as of December 31, 2014 was $3.1 million, or $0.09 per share of our existing common stock. Historical net tangible book value per share represents the amount of our total tangible assets (total assets less intangible assets) reduced by the amount of our total liabilities and divided by the total number of shares of our existing common stock outstanding as of the date of the calculation.

On a pro forma basis, after giving effect to the conversion and reclassification of all outstanding shares of our existing common stock and convertible preferred stock into 104,196,556 shares of our Class B common stock immediately prior to the completion of this offering, our net tangible book value as of December 31, 2014 would have been $3.1 million, or $0.03 per share of our Class B common stock.

Investors purchasing shares of our Class A common stock in this offering will incur immediate and substantial dilution. After giving effect to the sale of our Class A common stock in this offering, assuming an initial public offering price of $         per share, which is the midpoint of the price range on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 31, 2014 would have been $         million, or $         per share of our common stock. This represents an immediate increase in pro forma as adjusted net tangible book value of $         per share to existing stockholders, and an immediate dilution of $         per share to investors purchasing shares of our Class A common stock in this offering.

The following table illustrates this per share dilution:

Assumed initial public offering price per share		$
Historical net tangible book value per share as of December 31, 2014	$0.09
Decrease in pro forma net tangible book value per share attributable to the conversion and reclassification of all outstanding shares of our existing common stock and convertible preferred stock into 104,196,556 shares of our Class B common stock immediately prior to the completion of this offering	(0.06)

Pro forma net tangible book value per share as of December 31, 2014	0.03
Increase in pro forma net tangible book value per share attributable to investors purchasing in this offering
Pro forma as adjusted net tangible book value per share upon the completion of this offering

Dilution in pro forma net tangible book value per share to investors purchasing in this offering		$

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share, which is the midpoint of the price range on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value per share upon the completion of this offering by $        , assuming that the number of shares of Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase (decrease) of 1.0 million shares in the number of shares of our Class A common stock offered by us would increase (decrease) our pro forma as adjusted net tangible book value per share after this offering by $         per share and increase (decrease) the dilution to new investors by $         per share, assuming the assumed initial public offering price of $         per share remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise in full their option to purchase additional shares of our Class A common stock, and assuming the assumed initial public offering price of $         per share, which is the midpoint of the price range on the cover page of this prospectus, remains the same, the pro forma as adjusted net tangible book value per share would be approximately $         per share, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes, as of December 31, 2014, on the pro forma as adjusted basis described above, the differences between the number of shares of our common stock purchased from us, after giving effect to the conversion and reclassification of all outstanding shares of our existing common stock and convertible preferred stock into shares of our Class B common stock immediately prior to the completion of this offering, the total cash consideration paid in this offering and the average price per share paid by our existing stockholders and by investors purchasing shares of our Class A common stock in this offering at an assumed initial public offering price of $         per share, which is the midpoint of the price range on the cover page of this prospectus, before deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders before this offering			%	$		%	$
Investors purchasing in this offering

Total		100.0%		$	100.0%

If the underwriters exercise in full their option to purchase additional shares of our Class A common stock, the number of shares of our common stock held by existing stockholders will be reduced to     % of the total number of shares of our common stock to be outstanding upon the completion of this offering, and the number of shares of our common stock held by investors purchasing in this offering will be increased to     % of the total number of shares of our common stock to be outstanding upon the completion of this offering.

The table and discussion above are based on no shares of our Class A common stock and 104,196,556 shares of our Class B common stock outstanding as of December 31, 2014, and exclude:

•	4,866,995 shares of our Class B common stock issuable upon the exercise of outstanding options to purchase shares of our Class B common stock under the 2007 Plan as of December 31, 2014, at a weighted average exercise price of $0.78 per share;

•	682,700 shares of our Class B common stock issuable upon the exercise of outstanding options to purchase shares of our Class B common stock under the 2007 Plan granted after December 31, 2014, with an exercise price of $1.41 per share;

•	100,000 shares of our Class B common stock issued pursuant to restricted stock awards under the 2007 Plan granted after December 31, 2014, at a purchase price of $1.41 per share;

•	shares of our Class A common stock reserved for future issuance under the 2015 Plan, which will become effective on the day immediately prior to the date of completion of this offering; and

•	shares of our Class A common stock reserved for future issuance under the ESPP, which will become effective on the day immediately prior to the date of completion of this offering.

To the extent that any outstanding options to purchase shares of our Class B common stock are exercised, any new equity awards are issued under the 2015 Plan, or any shares are purchased under the ESPP, there will be further dilution to investors purchasing shares of our Class A common stock in this offering. In addition, in the future, we may choose to raise additional capital through the sale of shares of our Class A common stock, or other securities convertible into, or exercisable or exchangeable for, shares of our Class A common stock, due to our financial requirements, strategic considerations, general economic conditions, or otherwise. Any such issuance would result in further dilution to investors purchasing shares of our Class A common stock in this offering.

SELECTED CONSOLIDATED FINANCIAL DATA

The following tables provide our historical selected consolidated financial data for the periods indicated. We have derived the selected consolidated statements of operations data for the fiscal years ended December 31, 2013 and 2014 and the selected consolidated balance sheet data as of December 31, 2013 and 2014 from our audited consolidated financial statements included elsewhere in this prospectus. We have derived the selected consolidated statements of operations data for the fiscal year ended December 31, 2012 and the selected consolidated balance sheet data as of December 31, 2012 from our audited consolidated financial statements, which are not included in this prospectus. Our historical results are not necessarily indicative of the results we expect in the future.

The following selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

	Year Ended December 31,
	2012	2013	2014
	(in thousands, except per share data)
Consolidated Statements of Operations Data:

Revenue	$12,706	$26,542	$47,671

Costs and operating expenses:
Cost of revenue (exclusive of depreciation and amortization)(1)	8,211	13,616	22,555
Sales and marketing(1)	8,001	10,337	16,876
Research and product development(1)	4,067	5,057	6,505
General and administrative(1)	2,736	2,286	6,489
Depreciation and amortization	2,079	2,850	3,805

Total costs and operating expenses	25,094	34,146	56,230

Operating loss	(12,388)	(7,604)	(8,559)
Other income (expense), net	—	287	(121)
Interest income, net	72	12	59

Net loss	$(12,316)	$(7,305)	$(8,621)

Net loss per share, basic and diluted(2)	$(0.38)	$(0.22)	$(0.25)

Weighted average common shares outstanding, basic and diluted	32,418	33,749	35,027

Pro forma net loss per share, basic and diluted (unaudited)(2)			$(0.08)

Pro forma weighted average common shares outstanding, basic and diluted (unaudited)			103,054

(1)	Includes stock-based compensation expense as follows:

Cost of revenue (exclusive of depreciation and amortization)	$49	$63	$68
Sales and marketing	41	39	48
Research and product development	48	49	19
General and administrative	110	96	757

Total stock-based compensation expense	$248	$247	$892

(2)	See Note 2 of the notes to our consolidated financial statements for an explanation of the basic and diluted net loss per share of our common stock, and the pro forma basic and diluted net loss per share.

	As of December 31,
	2012	2013	2014
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$3,943	$11,269	$5,412
Total assets	22,109	27,707	25,434
Deferred revenue	2,289	2,943	3,780
Convertible preferred stock	51,288	63,166	63,166
Total stockholders’ deficit	(36,984)	(43,959)	(51,467)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read together with the section entitled “Selected Consolidated Financial Data” and our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that are based on our current expectations and reflect our plans, estimates and anticipated future financial performance. These statements involve numerous risks and uncertainties. Our actual results may differ materially from those expressed or implied by these forward-looking statements as a result of many factors, including those set forth below and under the section entitled “Risk Factors.”

Overview

We provide industry-specific, cloud-based software solutions for SMBs in the property management and legal industries. Our platform is designed to be the system of record to automate essential business processes and the system of engagement to enhance business interactions between our customers and their clients and vendors. Our mobile-optimized software solutions have a user-friendly interface across multiple devices, enabling our customers to work at any time and from anywhere. Our property management software provides small and medium-sized property managers with an end-to-end solution to their business needs, enabling them to manage properties quickly and easily in a single, integrated environment. Our legal software provides solo practitioners and small law firms with a streamlined practice and case management solution, allowing them to manage their practices and case load seamlessly within a flexible system. We also offer optional, but often mission-critical, Value+ services, such as our professionally designed websites and electronic payment services, which are seamlessly built into our core solutions.

We were formed in 2006 with a vision to revolutionize the way that SMBs grow and compete. We initially chose to enter the market for property management because it met our criteria for selecting industries that cloud-based solutions are ideally suited to address, including the prevalence of unique workflows and relationships among multiple industry participants. We launched our first product, APM, a property management solution, in 2008. Recognizing that our customers would benefit from additional mission-critical services that they can purchase as needed, we launched our first Value+ service in 2009 by offering website design and hosting services to our property manager customers. Our websites give our customers a professional online presence and serve as the hub for our system of engagement. In 2010, we commenced the roll out of our electronic payments platform with the introduction of ACH payment processing and, in 2011, we launched resident screening as additional Value+ services. In 2012, we introduced our tenant liability insurance program as a further Value+ service. Also in 2012, after completing our market validation process, we decided to enter the legal market. We expedited our time-to-market by acquiring MyCase, a legal practice and case management solution, and we leveraged our AppFolio Business System, including our experience gained in the property management vertical, to advance our software solution in the legal vertical. In 2013, we extended our website design and hosting services to our law firm customers and expanded our electronic payments platform by allowing residents to pay rent by Electronic Cash Payment and credit or debit card. In 2014, we launched an additional Value+ service for our property manager customers with our contact center to resolve or route incoming maintenance requests. Through our disciplined market validation approach and ongoing investment in product development, we continuously update our software solutions through new and innovative core functionality and Value+ services, as well as assess opportunities in adjacent markets and new verticals.

We sell our core solutions and Value+ services through a direct sales force and online through free trials. We offer our core solutions to customers on a subscription basis, with subscription fees designed to scale to the size of their businesses. Customers who adopt our Value+ services pay either subscription fees or usage-based fees, depending on the Value+ service. We also charge one-time fees in connection with certain services, such as on-boarding and website design services. We do not separately charge customers for ongoing training and support, which we believe is critical to retaining customers and increasing adoption and utilization of our Value+ services.

Our property manager customers include third-party managers and owner-operators that manage single- and multi-family residences, commercial property and student housing, as well as mixed real estate portfolios. Our property manager customers typically manage portfolios ranging from 20 to 3,000 units. Our customers in the legal vertical are generally solo practitioners and small law firms with less than 20 lawyers. The businesses of our property manager customers are typically significantly larger than those of our law firm customers.

We have focused on growing our revenue by increasing the size of our customer base, retaining customers and increasing the adoption and utilization of our Value+ services by new and existing customers. We have achieved significant customer growth in a relatively short period of time. We define our customer base as the number of customers subscribing to our core solutions, exclusive of free trials, as identified by a unique customer identification code. We grew our property manager customers from 3,993 as of December 31, 2013 to 5,885 as of December 31, 2014, representing a year-over-year increase of 47%. We grew our law firm customers from 1,744 as of December 31, 2013 to 3,658 as of December 31, 2014, representing a year-over-year increase of 110%.

An important element of our ability to generate revenue is our success in maintaining and growing our relationships with our existing customers. We generate additional revenue primarily as a result of our customers purchasing our Value+ services and increasing their usage of our Value+ services. Our ability to maintain and grow relationships with our existing customers can be measured by our annual dollar-based net expansion rate for a given fiscal year, which compares the subscription and usage-based revenue we generated in that year and the preceding year (or base year) from our base customers. We establish our base customers by determining the customers from which we generated revenues during the month of December in the year preceding the base year. We then calculate our annual dollar-based net expansion rate for a given fiscal year by dividing (i) subscription and usage-based revenue generated in the given fiscal year from our base customers by (ii) subscription and usage-based revenue generated in the base year from our base customers. As of December 31, 2014, our annual dollar-based net expansion rate was 133% for our property manager customers and 100% for our law firm customers.

We evaluated the success of our business during the periods presented based on factors such as the development and launch of new and innovative core functionality and Value+ services, enhancements to user experience, customer satisfaction, growth in our revenue and customer base, fluctuations in costs and operating expenses as a percentage of revenue, operating loss or income and cash flows from operating activities. We have managed, and plan to continue to manage, our business towards the achievement of long-term growth that we believe will positively impact long-term stockholder value, and not towards the realization of short-term financial or business metrics, or short-term stockholder value.

We have invested in growth in a disciplined manner across our organization. As a result, our costs and operating expenses have increased significantly in absolute dollars primarily due to our significant growth in employees and personnel-related costs. For example, we increased our employee headcount from 254 employees as of December 31, 2013 to 377 employees as of December 31, 2014, representing a year-over-year increase of 48%. We intend to continue to invest across our organization. These investments to grow our business will continue to increase our costs and operating expenses on an absolute basis. Many of these investments will occur in advance of our realization of revenue or any other benefit and will make it difficult to determine if we are allocating our resources efficiently. We expect cost of revenue, research and product development expense, sales and marketing expense, and general and administrative expense to decrease as a percentage of revenue over the long term as revenue increases and we gain additional operating leverage in our business. As a result of this increased operating leverage, we expect our operating margins will improve over the long term.

To date, we have experienced rapid revenue growth due to our investments in research and product development, sales and marketing, customer service and support, and infrastructure. During the periods presented, we have derived more than 90% of our revenue from our property management solution, as it has been available for a longer period of time, is more established within its vertical with a larger customer base, and currently offers a greater number of Value+ services. For the years ended December 31, 2013 and 2014, our total revenue was $26.5 million and $47.7 million, respectively, representing year-over-year growth of 80%, and our total net losses were $7.3 million and $8.6 million, respectively.

Key Components of Results of Operations

Revenue

We charge our customers on a subscription basis for our core solutions and many of our Value+ services. Our subscription fees are designed to scale to the size of our customers’ businesses. We recognize subscription revenue ratably over the terms of the subscription agreements, which range from one month to one year. We generally invoice our customers for subscription services in monthly, quarterly or annual installments, typically in advance of the subscription period. As a result, we do not have significant deferred revenue because our invoicing is generally for periods less than one year. Revenue from subscription services is impacted by the change in the number and type of our customers, the size and needs of our customers’ businesses, our customer renewal rates, and the level of adoption of our Value+ subscription services by new and existing customers.

We also charge our customers usage-based fees for using certain Value+ services, although fees for electronic payment processing are generally paid by the clients of our customers. Usage-based fees are charged on a flat fee per transaction basis with no minimum usage commitments. We recognize revenue for usage-based services in the period the service is rendered. We generally invoice our customers for usage-based services on a monthly basis for services rendered in the preceding month. Revenue from usage-based services is impacted by the change in the number and type of our customers, the size and needs of our customers’ businesses, and the level of adoption and utilization of our Value+ usage-based services by new and existing customers.

We also offer our customers assistance with on-boarding and optimizing their use of our core solutions, as well as website design services. These services are generally purchased as part of a subscription agreement, and are typically performed within the first several months of the arrangement. We recognize revenue for these one-time services upon completion of the related service. We generally invoice our customers for one-time services in advance of the services being completed.

Costs and Operating Expenses

Cost of Revenue. Cost of revenue consists of personnel-related costs (including salaries, incentive-based compensation, benefits, and stock-based compensation) for our employees focused on customer service and the support of our operations, platform infrastructure costs (such as data center operations and hosting-related costs), fees paid to third-party service providers, payment processing fees, and allocated shared costs. We typically allocate shared costs across our organization based on headcount within the applicable part of our organization. Cost of revenue excludes amortization of capitalized software development costs and acquired technology. We intend to continue to invest in customer service and support, and the expansion of our technology infrastructure, as we grow the number of our customers and roll out additional Value+ services.

Sales and Marketing. Sales and marketing expense consists of personnel-related costs (including salaries, sales commissions, incentive-based compensation, benefits, and stock-based compensation) for our employees focused on sales and marketing, costs associated with sales and marketing activities, and allocated shared costs. Marketing activities include advertising, online lead generation, lead nurturing, customer and industry events, industry-related content creation and collateral creation. Sales commissions and other incremental costs to acquire customers and grow adoption and utilization of our Value+ services by new and existing customers are expensed as incurred. We focus our sales and marketing efforts on generating awareness of our software solutions, creating sales leads, establishing and promoting our brands, and cultivating an educated community of successful and vocal customers. We intend to continue to invest in sales and marketing to increase the size of our customer base and increase the adoption and utilization of Value+ services by our new and existing customers.

Research and Product Development. Research and product development expense consists of personnel-related costs (including salaries, incentive-based compensation, benefits, and stock-based compensation) for our employees focused on research and product development, fees for third-party development resources, and allocated shared costs. Our research and product development efforts are focused on enhancing the ease of use and functionality of our existing software solutions by adding new core functionality, Value+ services and other improvements, as well as developing new products. We capitalize the portion of our software development costs that meets the criteria for capitalization. Amortization of software development costs is included in depreciation and amortization expense. We intend to continue to invest in research and product development as we continue to introduce new core functionality, roll out new Value+ services, develop new products, and expand into adjacent markets and new verticals.

General and Administrative. General and administrative expense consists of personnel-related costs (including salaries, incentive-based compensation, benefits, and stock-based compensation) for employees in our executive, finance, information technology, or IT, human resources and administrative organizations. In addition, general and administrative expense includes fees for third-party professional services (including consulting, legal and audit services), other corporate expenses, and allocated shared costs. We intend to incur incremental costs associated with supporting the growth of our business, both in terms of increased headcount and to meet the increased reporting requirements and compliance obligations associated with our transition to, and operation as, a public company. Such costs will include increases in our finance, IT, human resources and administrative personnel, additional consulting, legal and audit fees, insurance costs, board of directors’ compensation, the cost of achieving and maintaining compliance with Section 404 of the Sarbanes-Oxley Act, and other costs associated with being a public company.

Depreciation and Amortization. Depreciation and amortization expense includes depreciation of property and equipment, amortization of capitalized software development costs and amortization of intangible assets. We depreciate or amortize property and equipment, software development costs and intangible assets over their expected useful lives on a straight-line basis, which approximates the pattern in which the economic benefits of the assets are consumed. Accounting guidance for internal-use software costs require that we capitalize and then amortize qualifying internal-use software costs, rather than expense costs as incurred, which has the impact of shifting these expenses to a future period and reducing the impact of these costs on our financial results in the current period. As we continue to invest in our research and product development organization and the development or acquisition of new technology, we expect to have increased capitalized software development costs and incremental amortization.

Results of Operations

The following table sets forth our results of operations for the years presented in dollars (in thousands) and as a percentage of revenue:

	Year Ended December 31,
	2013		2014
	Amount	%	Amount	%
Consolidated Statements of Operations Data:
Revenue	$26,542	100%	$47,671	100%
Costs and operating expenses:
Cost of revenue (exclusive of depreciation and amortization)	13,616	51	22,555	47
Sales and marketing	10,337	39	16,876	35
Research and product development	5,057	19	6,505	14
General and administrative	2,286	9	6,489	14
Depreciation and amortization	2,850	11	3,805	8

Total costs and operating expenses	34,146	129	56,230	118

Operating loss	(7,604)	(29)	(8,559)	(18)
Other income (expense), net	287	1	(121)	—
Interest income, net	12	—	59	—

Net loss	$(7,305)	(28)%	$(8,621)	(18)%

Comparison of Years Ended December 31, 2013 and 2014

Revenue

	Year Ended December 31,		Change
	2013	2014	Amount	%
	(dollars in thousands)
Revenue	$26,542	$47,671	$21,129	80%

Revenue increased $21.1 million, or 80%, in 2014 compared to 2013, reflecting mainly increased revenue from our property manager customers. The overall increase was primarily a result of an increase in revenue from our core solutions from $14.4 million to $22.4 million, or 56%, driven by growth in the number of our customers and strong customer renewal rates, and an increase in revenue from our Value+ services from $10.1 million to $22.5 million, or 123%, primarily attributable to the expansion of our electronic payments platform at the end of 2013 to allow residents to pay rent by credit or debit card. In 2013 and 2014, we derived more than 90% of our revenue from our property manager customers.

Cost of Revenue (Exclusive of Depreciation and Amortization)

	Year Ended December 31,		Change
	2013	2014	Amount	%
	(dollars in thousands)
Cost of revenue (exclusive of depreciation and amortization)	$13,616	$22,555	$8,939	66%

Cost of revenue (exclusive of depreciation and amortization) increased $8.9 million, or 66%, in 2014 compared to 2013. The increase was primarily a result of an increase in third-party costs of $4.6 million incurred to support the delivery of our software solutions, an increase in personnel-related costs of $2.9 million, and an increase in allocated costs of $0.8 million. The increase in third-party costs primarily relates to increased expenditures associated with increased adoption and utilization of certain Value+ services by our new and existing customers. The increase in personnel-related costs was primarily due to a substantial increase in headcount within our customer service and support organization. The increase in allocated costs primarily relates to an increase in overhead costs, such as facility and IT costs, as we continued to expand our operations to support our growth.

Sales and Marketing

	Year Ended December 31,		Change
	2013	2014	Amount	%
	(dollars in thousands)
Sales and marketing	$10,337	$16,876	$6,539	63%

Sales and marketing expense increased $6.5 million, or 63%, in 2014 compared to 2013. The increase was primarily a result of an increase in personnel-related costs of $3.4 million, an increase in marketing program costs of $2.0 million, and an increase in allocated costs of $0.7 million. The increase in personnel-related costs was primarily due to a substantial increase in headcount within our sales and marketing organization, an increase in sales commissions due to our revenue growth, and other incentive-based compensation. The increase in marketing program costs was primarily due to an expansion of online lead generation marketing programs to acquire new customers and marketing programs designed to expand adoption and utilization of our Value+ services by new and existing customers. The increase in allocated costs primarily relates to an increase in overhead costs, such as facility and IT costs, as we continued to expand our operations to support our growth.

Research and Product Development

	Year Ended December 31,		Change
	2013	2014	Amount	%
	(dollars in thousands)
Research and product development	$5,057	$6,505	$1,448	29%

Research and product development expense increased $1.4 million, or 29%, in 2014 compared to 2013. The increase was primarily a result of an increase in personnel-related costs, net of capitalized software development costs, of $0.9 million, and an increase in allocated costs of $0.3 million. The increase in personnel-related costs was primarily due to a substantial increase in headcount within our research and product development organization. The increase in allocated costs primarily relates to an increase in overhead costs, such as facility and IT costs, as we continued to expand our operations to support our growth.

General and Administrative

	Year Ended December 31,		Change
	2013	2014	Amount	%
	(dollars in thousands)
General and administrative	$2,286	$6,489	$4,203	184%

General and administrative expense increased $4.2 million, or 184%, in 2014 compared to 2013. The increase was primarily a result of an increase in personnel-related costs of $2.6 million, and an increase in other costs of $1.6 million. The increase in personnel-related costs was primarily due to one-time cash bonuses plus applicable tax withholdings, an increase in stock-based compensation, and a substantial increase in headcount within our finance, IT and administrative organizations. The increase in other costs primarily relates to an increase in overhead costs, such as facility and IT costs, as we continued to expand our operations to support our growth.

Depreciation and Amortization

	Year Ended December 31,		Change
	2013	2014	Amount	%
	(dollars in thousands)
Depreciation and amortization	$2,850	$3,805	$955	34%

Depreciation and amortization expense increased $1.0 million, or 34%, in 2014 compared to 2013. The increase was primarily due to increased amortization expense of $0.5 million associated with higher capitalized software development costs and increased depreciation expense of $0.4 million related to capital purchases.

Liquidity and Capital Resources

As of December 31, 2014, our principal sources of liquidity were cash and cash equivalents totaling $5.4 million, which were held for working capital purposes. From inception to date, we have financed our operations primarily through private placements of equity securities in the form of convertible preferred stock, resulting in total cash proceeds of approximately $61.6 million, net of issuance costs. As of December 31, 2014, we had a working capital deficit of $5.7 million, compared to working capital of $6.9 million as of December 31, 2013. The decrease in our working capital was primarily due to our continued operating loss performance, increases in accrued expenses and the change in classification of contingent consideration described under “—Contractual Obligations and Other Commitments,” which is scheduled to be paid in the second quarter of 2015, from long-term to current liabilities.

In March 2015, we entered into a $12.5 million five-year term loan and revolving credit facility with Wells Fargo Bank, N.A., which matures in 2020. Borrowings bear interest at a fluctuating rate per annum equal to, at our option, (i) a base rate equal to the highest of (a) the federal funds rate plus  1⁄2 of 1%, (b) the London Interbank Offer Rate, or LIBOR, for a one-month interest period plus 1.0% and (c) the rate of interest in effect for such day as publicly announced from time to time by Wells Fargo Bank, N.A. as its “prime rate,” in each case plus an applicable margin of 5%, or (ii) LIBOR for the applicable interest period plus an applicable margin of 6%. The applicable margin is subject to step-downs upon achievement of certain senior leverage ratios. As of March 31, 2015, the outstanding borrowings under our credit facility were $10.0 million. Borrowings are secured by substantially all of our assets. Our credit facility also contains various covenants, including covenants requiring the delivery of financial and other information and the maintenance of financial ratios, as well as covenants limiting dividends, dispositions, mergers or consolidations, incurrence of indebtedness and liens, and other corporate activities. As of March 31, 2015, we were in compliance with all of the financial covenants under our credit facility.

We believe that our existing cash and cash equivalents balance, together with borrowings available under our credit facility will be sufficient to meet our working capital and capital expenditure requirements for at least the next 12 months.

Our future capital requirements will depend on many factors, including the change in the number of our customers, the adoption and utilization of our Value+ services by new and existing customers, the timing and extent of the introduction of new core functionality and Value+ services in our existing markets and verticals, the timing and extent of our expansion into adjacent markets or new verticals, the timing and extent of our investments across our organization, and the continued market acceptance of our software solutions. In addition, we may in the future enter into arrangements to acquire or invest in complementary businesses, services, technologies or intellectual property rights. For example, in April 2015, we acquired RentLinx, LLC, an advertising aggregator, which we believe will allow us to offer additional Value+ services to our property manager customers.

We may be required to seek additional equity or debt financing in order to meet these future capital requirements. If we are unable to raise additional capital when desired, or on terms that are acceptable to us, our business, operating results and financial condition could be adversely affected.

Cash Flows

The following table summarizes our cash flows for the years indicated:

	Year Ended December 31,
	2013	2014
	(in thousands)
Cash (used in) provided by operating activities	$(4,370)	$475
Cash used in investing activities	(265)	(6,476)
Cash provided by financing activities	11,961	144

Net increase (decrease) in cash and cash equivalents	$7,326	$(5,857)

Cash (Used in) Provided by Operating Activities

The primary source of operating cash inflows is cash collected from our customers for subscription and usage-based services. Our primary uses of cash from operating activities are for personnel-related expenditures and third-party costs incurred to support the delivery of our software solutions.

During the year ended December 31, 2014, cash provided by operating activities was $0.5 million resulting from our net loss of $8.6 million, adjusted by non-cash charges of $4.9 million and a net increase of $4.2 million in our operating assets and liabilities. The net increase in our operating assets and liabilities was primarily the result of a $1.8 million increase in accounts payable, a $1.1 million increase in accrued employee expenses related to an overall increase in personnel-related costs, a $1.0 million increase in accrued expenses due to an overall increase in expenditures associated with the growth of our business, and a $0.8 million increase in deferred revenue as a result of increased subscription sales, offset by a $0.4 million decrease in accounts receivable as a result of improved collections.

During the year ended December 31, 2013, cash used in operating activities was $4.4 million resulting from our net loss of $7.3 million, adjusted by non-cash charges of $1.5 million and a net increase of $1.4 million in our operating assets and liabilities. The net increase in our operating assets and liabilities was primarily the result of a $1.2 million increase in accrued employee expenses related to an overall increase in personnel-related costs, a $0.8 million increase in deferred revenue as a result of increased subscription sales, and a $0.3 million increase in accrued expenses due to an overall increase in expenditures associated with the growth of our business, offset by a $0.5 million decrease in accounts receivable as a result of improved collections.

Cash Used in Investing Activities

During the year ended December 31, 2014, investing activities used $6.5 million in cash primarily as a result of an increase in capitalized software development costs of $4.6 million, and an increase in capital expenditures of $1.9 million to purchase property and equipment.

During the year ended December 31, 2013, investing activities used $0.3 million in cash primarily as a result of an increase in capitalized software development costs of $2.4 million, and an increase in capital expenditures of $1.3 million to purchase property and equipment, offset by maturities of investments in marketable securities of $3.4 million.

Cash Provided by Financing Activities

During the year ended December 31, 2014, financing activities provided $0.1 million in cash primarily as a result of proceeds from the exercise of stock options.

During the year ended December 31, 2013, financing activities provided $12.0 million in cash primarily as a result of proceeds from the sale of convertible preferred stock, net of issuance costs, and the exercise of stock options.

Contractual Obligations and Other Commitments

Our principal commitments consist of contractual obligations under our capital and operating leases for office space, and contingent consideration liability related to our acquisition of MyCase, Inc. The following table summarizes our contractual obligations and other commitments as of December 31, 2014:

	Payments Due by Period
	Total	Less than 1 year	1 to 3 years	3 to 5 years	After 5 years
	(in thousands)
Capital lease obligations	$71	$37	$34	$—	$—
Operating lease obligations	3,002	1,043	1,959	—	—
Contingent consideration liability	2,429	2,429	—	—	—

Total	$5,502	$3,509	$1,993	$—	$—

Off-Balance Sheet Arrangements

Through December 31, 2014, we did not have any relationships with unconsolidated organizations or financial partnerships, such as structured finance or special purpose entities that have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Qualitative and Quantitative Disclosure about Market Risk

Interest Rate Risk

We had cash and cash equivalents of $5.4 million as of December 31, 2014, consisting of bank deposits and money market funds. We had $0 of outstanding debt for each of the years presented. We do not enter into investments for trading or speculative purposes and have not used any derivative financial instruments to manage our interest rate risk exposure. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in interest rates. A hypothetical 10% change in interest rates during either of the years presented would not have had a material impact on our consolidated financial statements.

Inflation Risk

We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in inflation rates.

Critical Accounting Policies and Estimates

Our consolidated financial statements and the related notes included elsewhere in this prospectus are prepared in accordance with GAAP. The preparation of our consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, costs and operating expenses, provision for income taxes and related disclosures. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. However, actual results could differ significantly from the estimates made by our management. We evaluate our estimates and assumptions on an ongoing basis. To the extent that there are material differences between these estimates and actual results, our future financial statement presentation, financial condition, results of operations and cash flows will be affected.

We believe that the following critical accounting policies involve a greater degree of judgment or complexity than our other accounting policies. Accordingly, these are the policies we believe are the most critical to a full understanding and evaluation of our consolidated financial condition and results of operations. See Note 2 of the notes to our consolidated financial statements for additional information.

Revenue Recognition

We charge our customers on a subscription basis for our core solutions and many of our Value+ services. Our subscription fees are designed to scale to the size of our customers’ businesses. Our core solutions refer to the base subscriptions for our cloud-based property management and legal software solutions. Value+ services recognized on a subscription basis include website hosting, insurance and contact center services. Subscription fees for our core solutions are charged on a per-unit per-month basis for our property management software solution and on a per-user per-month basis for our legal software solution. Website hosting fees are charged based on the number of websites hosted per month. Insurance and contact center fees are charged on a per-unit per-month basis. We recognize subscription revenue ratably over the terms of the subscription agreements, which range from one month to one year. We offer customers a free-trial period to try our software. Revenue is not recognized until the free-trial period is complete and the customer has entered into a subscription agreement with us. We generally invoice our customers for subscription services in monthly, quarterly or annual installments, typically in advance of the subscription period. As a result, we do not have significant deferred revenue because our invoicing is generally for periods less than one year.

We also charge our customers usage-based fees for using certain Value+ services, although fees for electronic payment processing are generally paid by the clients of our customers. Usage-based services include background and credit checks and electronic payment services. Usage-based fees are charged on a flat fee per transaction basis with no minimum usage commitments. We recognize revenue for usage-based services in the period the service is rendered. We generally invoice our customers for usage-based services on a monthly basis for services rendered in the preceding month.

We also offer our customers assistance with on-boarding and optimizing their use of our core solutions, as well as website design services. These services are generally purchased as part of a subscription agreement, and are typically performed within the first several months of the arrangement. We recognize revenue for these one-time services upon completion of the related service. We generally invoice our customers for one-time services in advance of the services being completed.

We recognize revenue when (i) there is persuasive evidence of an arrangement, (ii) our software solutions have been made available or delivered, or services have been performed, (iii) the amount of fees is fixed or determinable, and (iv) collectability is reasonably assured. Evidence of an arrangement generally consists of either a signed customer contract or an online click-through agreement. We consider that delivery of a solution or website has commenced once we provide the customer with access to use the solution or website. Fees are fixed based on rates specified in the subscription agreements, which do not provide for any refunds or adjustments. If collectability is not considered reasonably assured, revenue is deferred until the fees are collected. Some of our subscription agreements contain minimum cancellation fees in the event that the customer cancels the subscription early.

As customers do not have the right to the underlying software code for our software solutions, our revenue arrangements are outside the scope of software revenue recognition guidance.

Multiple-Deliverable Arrangements

The majority of customer arrangements include multiple deliverables. We therefore recognize revenue in accordance with ASU 2009-13, Revenue Recognition (Topic 605)—Multiple—Deliverable Revenue Arrangements—a Consensus of the Emerging Issues Task Force, or ASU 2009-13.

For multiple-deliverable arrangements, we first assess whether each deliverable has value to the customer on a standalone basis. We have determined that the subscription services related to our core solutions have value on a standalone basis because, once access is provided, they are fully functional and do not require additional development, modification or customization. Subscription services related to website hosting, insurance services and contact center services have value on a standalone basis as the services are sold separately by other vendors and not essential to the functionality of the other deliverables. Usage-based services have value to the customer on a standalone basis as they are sold separately by other vendors and are not essential to the functionality of the other deliverables. The usage-based services are typically entered into subsequent to the initial customer arrangement. In multiple-deliverable arrangements that contain usage-based services, the customer has the option to purchase the services on an ad hoc basis, and payments are made when the services are rendered. The one-time services to assist our customers with on-boarding and optimizing our core solutions, as well as website design services, have value on a standalone basis as these services do not require highly specialized or skilled individuals to perform them, are not essential to the functionality of our software solutions and may be performed by the customer or another vendor.

Based on the standalone value of the deliverables, and since our customers do not have a general right of return, we allocate revenue among the separate non-contingent deliverables in a multiple-deliverable arrangement under the relative selling price method using the selling price hierarchy established in ASU 2009-13. Usage-based services are not included in the relative revenue allocation at the inception of the arrangement as they are contingent on the customer’s use of the applicable Value+ service. Usage-based services do not contain any significant incremental discounts. The ASU 2009-13 selling price hierarchy requires the selling price of each deliverable in a multiple-deliverable arrangement to be based on, in descending order, (i) vendor-specific objective evidence of fair value, or VSOE, (ii) third-party evidence of fair value, or TPE, or (iii) management’s best estimate of the selling price, or BESP.

For our core solutions, we have established VSOE based on our consistent historical pricing and discounting practices for customer renewals where the customer only subscribes to our core solutions. In establishing VSOE, the substantial majority of the selling prices for our core solutions fall within a reasonably narrow pricing range.

For our Value+ services and services relating to on-boarding and optimizing our core solutions, as well as website design services, we were not able to determine VSOE because they are not sold by us separately from other deliverables. In addition, we considered whether TPE existed for these services and determined TPE existed for our website hosting based on prices charged by other companies selling similar services separately. For our remaining services, the selling prices of other deliverables are based on BESP. The determination of BESP requires us to make significant judgments and estimates. We consider numerous factors, including the nature of the deliverables themselves, the market conditions and competitive landscape for the sale, internal costs, and our published pricing and discounting practices. We maintain pricing transparency and adhere to our published price lists in selling these services to our customers. We update our estimates of BESP on an ongoing basis as events and circumstances may require.

After the contract value is allocated to each non-contingent deliverable in a multiple-deliverable arrangement based on the relative selling price, revenue is recognized for each deliverable based on the pattern in which the revenue is earned. For subscriptions services, revenue is recognized on a straight-line basis over the subscription period. For usage-based services, revenue is recognized as the services are rendered. For one-time services, revenue is recognized upon completion of the related services.

We record amounts collected from our customers in advance of recognizing revenue as deferred revenue. Deferred revenue that will be recognized as revenue within one year from the respective balance sheet date is recorded as current deferred revenue and the remaining portion, if any, is recorded as noncurrent.

Internal-Use Software

We account for the costs of computer software obtained or developed for internal use in accordance with Accounting Standards Codification, or ASC, 350, Intangibles—Goodwill and Other, or ASC 350. These include costs incurred in connection with the development of our internal-use software solutions when (i) the preliminary project stage is completed, (ii) management has authorized further funding for the completion of the project and (iii) it is probable that the project will be completed and perform as intended. These capitalized costs include personnel and related expenses for employees who are directly associated with and who devote time to internal-use software projects and, when material, interest costs incurred during the development. Capitalization of these costs ceases once the project is substantially complete and the software is ready for its intended purpose. Costs incurred for significant upgrades and enhancements to our software solutions are also capitalized. Costs incurred for post-configuration training, maintenance and minor modifications or enhancements are expensed as incurred. Capitalized software development costs are amortized using the straight-line method over an estimated useful life of three years. We do not transfer ownership of our software, or lease our software, to third parties.

Impairment of Long-Lived Assets

We assess the recoverability of our long-lived assets when events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Such events or changes in circumstances may include a significant adverse change in the extent or manner in which a long-lived asset is being used, a significant adverse change in legal factors or in the business climate that could affect the value of a long-lived asset, an accumulation of costs significantly in excess of the amount originally expected for the acquisition or development of a long-lived asset, current or future operating or cash flow losses that demonstrate continuing losses associated with the use of a long-lived asset, or a current expectation that, more likely than not, a long-lived asset will be sold or otherwise disposed of significantly before the end of its previously estimated useful life. Impairment testing is performed at an asset level that represents the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. We assess recoverability of long-lived assets by determining whether the carrying value of an asset can be recovered through projected undiscounted cash flows over its remaining life. If the carrying value of an asset exceeds the forecasted undiscounted cash flows, an impairment loss is recognized, measured as the amount by which the carrying value exceeds estimated fair value. An impairment loss is charged to operations in the period in which management determines such impairment.

Business Combinations

The results of a business acquired in a business combination are included in our consolidated financial statements from the date of acquisition. We allocate the purchase price, including the fair value of contingent consideration, to the identifiable assets and liabilities of the acquired business at their acquisition date fair values. The excess of the purchase price over the amount allocated to the identifiable assets and liabilities, if any, is recorded as goodwill.

Determining the fair value of assets acquired and liabilities assumed requires management to make significant judgments and estimates, including the selection of valuation methodologies, estimates of future revenue and cash flows, discount rates and selection of comparable companies.

When we issue awards to an acquired company’s stockholders, we evaluate whether the awards are contingent consideration or compensation for post-acquisition services. The evaluation includes, among other things, whether the vesting of the awards is contingent on the continued employment of the selling stockholder beyond the acquisition date. If continued employment is required for vesting, the awards are treated as compensation for post-acquisition services and recognized as an expense over the requisite service period.

Acquisition-related transaction costs are not included as a component of consideration transferred, but are accounted for as an expense in the period in which the costs are incurred.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of net assets acquired in a business combination. We test goodwill for impairment in accordance with the provisions of ASC 350. Goodwill is tested for impairment at least annually at the reporting unit level or whenever events or changes in circumstances indicate that goodwill might be impaired. Events or changes in circumstances which could trigger an impairment review include a significant adverse change in legal factors or in the business climate, unanticipated competition, loss of key personnel, significant changes in the use of the acquired assets or our strategy, significant negative industry or economic trends, or significant underperformance relative to expected historical or projected future results of operations.

ASC 350 provides that an entity has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, an entity determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then additional impairment testing is not required. However, if an entity concludes otherwise, then it is required to perform the first of a two-step impairment test.

The first step involves comparing the estimated fair value of a reporting unit with its book value, including goodwill. If the estimated fair value exceeds book value, goodwill is considered not to be impaired and no additional steps are necessary. If, however, the fair value of the reporting unit is less than book value, then the carrying amount of the goodwill is compared with its implied fair value. The estimate of implied fair value of goodwill may require valuations of certain internally generated and unrecognized intangible assets. If the carrying amount of goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to the excess.

We have one reporting unit and we test for goodwill impairment annually during the fourth quarter of the calendar year. Our qualitative goodwill assessment during the fourth quarter of 2014 concluded there were no indications of impairment based on a number of factors considered, including the improvement in key operating metrics over the prior year, the increase in the fair value of our common stock, and continued execution against our strategic objectives.

Stock-Based Compensation

We account for stock-based compensation awards granted to employees and directors by recording compensation expense based on the awards’ grant-date estimated fair value, in accordance with ASC 718, Compensation—Stock Compensation, or ASC 718. We estimate the fair value of restricted stock awards based on the fair value of our common stock. We estimate the fair value of stock options using the Black-Scholes option-pricing model. Determining the fair value of stock-based compensation awards under this model requires highly subjective assumptions, including the fair value of the underlying common stock, the risk-free interest rate, the expected term of the award, the expected volatility of the price of our common stock, and the expected dividend yield of our common stock. These estimates involve inherent uncertainties and the application of management’s judgment. If we had made different assumptions, our stock-based compensation expense and our net loss could have been materially different.

These assumptions and estimates are as follows:

•	Fair Value of Common Stock. Because there is no public market for our common stock, our board of directors has determined the fair value of our common stock at the time of the grant of stock options and restricted stock awards by considering a number of objective and subjective factors. The fair value of the underlying common stock will be determined by our board of directors until such time as our common stock is listed on an established stock exchange or national market system. The fair value has been determined in accordance with applicable elements of the practice aid issued by the American Institute of Certified Public Accountants titled Valuation of Privately Held Company Equity Securities Issued as Compensation. Our board of directors grants stock options with exercise prices equal to the fair value of our common stock on the date of grant.

•	Risk-Free Interest Rate. The risk free interest rate assumption is based upon observed interest rates on United States government securities appropriate for the expected term of the stock option.

•	Expected Term. Given we do not have sufficient exercise history to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior, we determine the expected term using the simplified method, which is calculated as the midpoint of the stock option vesting term and the expiration date of the stock option.

•	Expected Volatility. We determine the expected volatility based on the historical average volatilities of publicly traded industry peers. We intend to continue to consistently apply this methodology using the same or similar public companies until a sufficient amount of historical information regarding the volatility of our own common stock price becomes available, unless circumstances change such that the identified companies are no longer similar to us, in which case, more suitable companies whose stock prices are publicly available would be utilized in the calculation.

•	Expected Dividend Yield. We have not paid and do not anticipate paying any cash dividends in the foreseeable future and, therefore, we use an expected dividend yield of zero.

The following table summarizes information relating to our stock options granted in the years ended December 31, 2013 and 2014:

	Year Ended December 31,
	2013	2014
Stock options granted (in thousands)	502	2,803
Weighted average exercise price per share	$0.45	$1.15
Weighted average Black-Scholes model assumptions:
Risk-free interest rate	1.24%	1.86%
Expected term (in years)	6.0	6.2
Expected volatility	51%	48%
Expected dividend yield	—	—

In addition to the assumptions used in the Black-Scholes option-pricing model, we also estimate a forfeiture rate to calculate our stock-based compensation expense for our awards. The forfeiture rate is based on an analysis of actual forfeitures. We will continue to evaluate the appropriateness of the forfeiture rate based on actual forfeiture experience, analysis of employee turnover, and other factors. Changes in the estimated forfeiture rate can have a significant impact on our stock-based compensation expense as the cumulative effect of adjusting the rate is recognized in the period the estimated forfeiture rate is changed. If a revised forfeiture rate is higher than the previously estimated forfeiture rate, an adjustment is made that will result in a decrease to our stock-based compensation expense recognized in our consolidated financial statements. If a revised forfeiture rate is lower than the previously estimated forfeiture rate, an adjustment is made that will result in an increase to our stock-based compensation expense recognized in our consolidated financial statements.

Common Stock Valuations

We are required to estimate the fair value of the common stock underlying our stock-based awards. The fair value of the common stock underlying our stock-based awards has been determined in each case by our board of directors, with input from management and contemporaneous third-party valuations. We believe that our board of directors has the relevant experience and expertise to determine the fair value of our common stock. Our board of directors intends all stock options granted to be exercisable at a price per share not less than the fair value per share of the common stock underlying those stock options on the date of grant. As described below, the exercise price of our stock options was determined by our board of directors with reference to the most recent contemporaneous third-party valuation as of the date of each grant.

In the absence of a public market for our common stock, the valuation of our common stock has been determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately Held Company Equity Securities Issued as Compensation. Our board of directors exercised reasonable judgment and considered numerous objectives and subjective factors to determine the best estimate of the fair value of our common stock at the date of each grant. These factors included:

•	contemporaneous valuations performed by unrelated third-party specialists;

•	the nature and history of our business;

•	actual operating and financial performance;

•	hiring of key personnel and experience of our management;

•	market performance of comparable publicly traded companies;

•	the introduction of new core functionality and Value+ services and the entry into adjacent markets and new verticals;

•	industry information, such as market size and growth;

•	likelihood of achieving a liquidity event, such as an initial public offering or a strategic sale given prevailing market conditions and the nature and history of our business;

•	lack of marketability for our common stock;

•	prices, privileges, powers, preferences and rights of our convertible preferred stock relative to those of our common stock;

•	relevant precedent transactions involving our convertible preferred stock;

•	illiquidity of stock-based awards involving securities in a private company; and

•	macroeconomic conditions.

In valuing our common stock, our board of directors determined the equity value of our business generally using the income approach and the market comparable approach valuation methods. The market approach also considers recent sales of our convertible preferred stock.

The income approach estimates our fair value based on the present value of our forecasted cash flows that we will generate over the forecast period and our residual value beyond the forecast period. These future values are discounted to their present values to reflect the risks inherent in our achieving these estimated cash flows. Other significant inputs of the income approach (in addition to our estimated future cash flows themselves) include, but are not limited to, working capital requirements, the long-term growth rate assumed in the residual value and normalized long-term operating margin.

The market comparable approach estimates our fair value by applying multiples of comparable publicly traded companies in the same industry or similar lines of business. From the comparable companies, a representative multiple is determined and then applied to our financial results to estimate our equity value. The multiple of the comparable companies was determined using a ratio of the market value of invested capital less cash to each of the last 12 months’ revenues and the forecasted future 12 months’ revenues. The estimated equity value is then discounted by a non-marketability factor due to the fact that stockholders of private companies do not have access to trading markets similar to those enjoyed by stockholders of public companies, which impacts liquidity. To determine our peer group of companies, we considered publicly traded software companies that primarily deliver software using the cloud-based business model. When selecting peer companies to be included as our comparable companies, we considered industry information available for cloud-based solution providers. The selection of peer companies requires us to make judgments as to the comparability of these cloud-based solution providers to us. We also considered a number of factors, including the type of cloud-based offering, the stage of development and the size of the company. Additionally, some of the comparable companies completed initial public offerings in recent years. The selection of peer companies changes over time based on whether we believe the selected companies remain comparable to us. Based on these considerations, we believe that the companies we selected are a representative group for purposes of performing valuations.

Where we had completed a recent convertible preferred stock offering, the equity value implied by the financing was also used as a market approach. Where we used this method, we corroborated the equity value by using a market comparable approach, which applied a comparable company revenue multiple to our forecasted revenues. We considered multiples of enterprise value to revenue to be the most relevant in our industry as we are still in a relatively high growth phase, and thus have not reached normalized profitability or generated positive historical profit, thus making the application of profit-based multiples impossible or less reliable.

Once we determined an equity value, we utilized the option pricing method, or OPM, to allocate the equity value to each of our classes of stock. The OPM values each equity class by creating a series of call options on our equity value, with exercise prices based on the liquidation preferences, participation rights, and strike prices of the equity instruments. The OPM is particularly useful for the valuation of equity securities for emerging growth companies due to their lack of historical financial information and the complexity of their securities and capital structure. Commencing in December 2014, due to improved clarity on potential equity scenarios, we began using the Probability Weighted Expected Return Method, or PWERM, to allocate our equity value among the various outcomes. Using a PWERM, the value of our common stock is estimated based on a probability-weighted analysis of varying values for our common stock assuming a possible future event for us, such as an early or late initial public offering, a strategic sale or a downside scenario in which we sell at a lower than expected liquidation value.

Application of these approaches involves the use of estimates, judgments and assumptions, such as future revenue, expenses and cash flows and selections of comparable companies. Changes in our assumptions or the interrelationship of those assumptions impacted the valuations as of each valuation date.

The table below sets forth information regarding stock options for each grant date for the year ended December 31, 2014:

Option Grant Dates	Number of Shares of our Common Stock Subject to Options Granted	Exercise Price per Share	Fair Value per Share at Grant Date
	(in thousands)
January 30, 2014	308	$0.82	$0.82
April 30, 2014	167	$0.82	$0.82
July 23, 2014	190	$1.04	$1.04
December 3, 2014	2,138	$1.23	$1.23

The aggregate intrinsic value of vested and unvested stock options as of December 31, 2014 based on a price of $         per share, which is the midpoint of the price range on the cover page of this prospectus, was $         million, of which $         million related to vested options and $         million related to unvested options.

The following discussion relates primarily to items considered and determinations made in assessing the fair value per share of our common stock for purposes of calculating stock-based compensation expense for the year ended December 31, 2014. We believe we applied a reasonable valuation method to determine the fair value of the common stock underlying stock-based awards granted prior to our initial public offering.

January and April 2014 Grants

In estimating the fair value of our common stock to set the exercise price of stock options granted in January and April 2014, we obtained an independent third-party valuation of our common stock dated as of November 30, 2013. This valuation was performed concurrently with our Series B-3 convertible preferred stock financing. In addition, management used a Black-Scholes OPM to determine the total equity value implied by our Series B-3 convertible preferred stock financing, which was then allocated among our convertible preferred stock and common stock. We determined the use of this approach was appropriate given the price per share set for the issuance of our Series B-3 convertible preferred stock was negotiated between us and the lead investor. The lead investor was not an existing shareholder of ours; therefore, our Series B-3 convertible preferred stock financing was treated as an arms-length transaction. The inputs to the OPM include:

•	our equity value implied by the Series B-3 convertible preferred stock financing;

•	an estimate of the time until a potential liquidity event;

•	an estimated volatility assumption;

•	a risk-free interest rate over the estimated time to a liquidity event; and

•	key price points in our capital structure in terms of exit levels on the assumed liquidation date.

Management utilized an expected term of 2.4 years from the valuation date until a liquidity event would occur and an expected volatility of 45% based on comparable public companies identified as direct competitors and other cloud-based solution providers. In addition, we used a discount for lack of marketability of 20%. The discount for marketability was determined using a protective put model, in which a put model is used as a proxy for measuring discounts for lack of marketability of securities.

In addition, management corroborated our total equity value by using a market comparable approach, which applied a comparable company revenue multiple to our forecasted revenues. The equity value implied by the market comparable approach was consistent with the value determined using the OPM.

After considering these valuations, and a qualitative assessment of whether any significant changes in value occurred subsequent to November 2013, our board of directors determined the fair value of our common stock to be $0.82 per share as of the January 30, 2014 and April 30, 2014, and granted stock options with an exercise price of $0.82 per share.

July 2014 Grants

In estimating the fair value of our common stock to set the exercise price of stock options granted in July 2014, we obtained an independent third-party valuation of our common stock dated as of May 31, 2014. In addition, management utilized the OPM method described above, which was corroborated using the market comparable approach, which applied a comparable company revenue multiple to our forecasted revenues. We utilized the same Series B-3 convertible preferred stock financing as a benchmark for assessing the fair value of our common stock, which we adjusted for changes related to the market and to our internal progress from the prior valuation date.

Management utilized an expected term of 2.4 years from valuation date until a liquidity event would occur and an expected volatility of 45% based on public companies identified as direct competitors and other cloud-based solution providers. This term was based on a weighting of different exit scenarios, including initial public offering and strategic sale scenarios. The expected term remained 2.4 years based on our expectation of when a liquidity event could occur, which remained unchanged. In addition, we maintained the same discount for lack of marketability of 20% given there was no change in the expected exit timeline.

After considering these valuations, our board of directors determined the fair value of our common stock to be $1.04 per share as the July 23, 2014, and granted stock options with an exercise price of $1.04 per share. The increase in the fair value of our common stock resulted in part from the continued growth and financial performance of our business from November 2013 through May 2014. The main driver of the increase in value was due to the overall growth of our business as demonstrated by the growth in our revenue and the number of our customers.

December 2014 Grants

In estimating the fair value of our common stock to set the exercise price of stock options granted in December 2014, we obtained an independent third-party valuation of our common stock dated as of December 1, 2014. In addition, management used a combination of both the income and market comparable approaches, weighted 75% and 25%, respectively, to estimate our total equity value. We included the income approach for the first time as we had greater visibility into our expected future cash flows given our longer operating history. In the income approach, we discounted our estimated future cash flows based on our forecasts through 2019 and utilized a weighted average cost of capital of 25%. The market comparable approach applied a comparable company revenue multiple to our forecasted revenues. The selected multiple used was based on available comparable companies that we estimated were similar to us considering their size, growth, and profitability.

Once we determined an equity value, we used both an OPM and a PWERM model, weighted equally, to allocate the equity value to each of our classes of stock. We began using the PWERM, to allocate our equity value among the various potential liquidity outcomes, given our improved estimate of exit scenarios.

In the OPM model, we utilized the following principal assumptions: an expected term of 1.7 years, which was reduced from our prior valuation date due to our revised expectation of when a liquidity event could occur; an expected volatility of 35%, reflecting a decrease from the prior valuation date as a result of the shorter expected term to liquidity; and a discount for lack of marketability of approximately 14%, reflecting a decrease from the prior valuation date as a result of the shorter expected term to liquidity. Using the PWERM, we estimated our equity value at various scenarios: an initial public offering occurring one year from valuation date, 1.5 years from valuation date, and 2.5 years from valuation date; a strategic sale occurring 1.5 years from valuation date and 2.5 years from valuation date; and a downside scenario. We also applied the discount for lack of marketability factoring in the estimated time to a potential liquidity event.

In addition to these valuations, our board of directors considered the proximity of the grant relative to the December 2014 valuation, and our financial performance since the prior valuation date, in establishing the fair value of our common stock of $1.23 per share and the exercise price of the stock options granted in December 2014 of $1.23 per share, an increase of nearly 20% from May 2014. The increase in the fair value of our common stock resulted in part from the continued growth and financial performance of our business from May 2014 to December 2014 and the increase in the probability of an initial public offering relative to other shareholder liquidation alternatives.

Income Taxes

We account for income taxes in accordance with ASC 740, Income Taxes, or ASC 740. ASC 740 requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in the consolidated statements of operations in the period that includes the enactment date. A valuation allowance is recorded when it is more likely than not that some of the deferred tax assets will not be realized.

We recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in our consolidated financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized. We recognize interest and penalties accrued with respect to uncertain tax positions, if any, in our provision for income taxes in the consolidated statements of operations.

Recent Accounting Pronouncements

Under the JOBS Act, we meet the definition of an emerging growth company. We have irrevocably elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the JOBS Act.

In May, 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers, or ASU 2014-09, which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. ASU 2014-09 will replace most existing revenue recognition guidance in GAAP when it becomes effective. ASU 2014-09 is currently effective on January 1, 2017, although the FASB has proposed rules to defer its effectiveness until 2018. Early application is not permitted. The standard permits the use of either a retrospective or cumulative effect transition method. We have not determined which transition method we will adopt, nor have we determined the effect of this guidance on our financial condition, results of operations, cash flows or disclosures.

LETTER FROM OUR CHIEF EXECUTIVE OFFICER

Vertical Cloud-Based Solutions Are the Future

Our mission is to revolutionize the way small and medium-sized businesses grow and compete by enabling their digital transformation. We launched AppFolio with the belief that cloud-based solutions would evolve from horizontal software (that works for all types of business) to targeted solutions that are built to solve the needs of specific industries.

Today, our easy-to-use, cloud-based software solutions are helping small and medium-sized businesses in the property management and legal industries more effectively grow and compete. The power of cloud-based solutions allows us to put exceptional technology—usually reserved for the largest companies with ample resources—into the hands of small and medium-sized businesses. For small business owners, this is truly revolutionary; they now spend time growing their businesses instead of simply running them. Our customers modernize and automate their workflows and enhance their business interactions, which allows them to improve efficiency and productivity, realize a better work/life balance and stay competitive.

AppFolio is more than just great software. At the heart of our cloud-based solutions is a talented and agile product development team that understands the importance of listening to our customers so we can build for today and the future.

We believe that the vertical cloud-based opportunity is in its early days—this is an exciting time.

Our Roadmap for Business Success

We know that successful businesses do a few things really well:

•	Deliver great products that are easy to use. Designing and developing great products, that customers love, is the core of our business. Making things simple actually requires a lot of thought and discipline and we are willing to go the extra mile to do this.

•	Focus on customer success. We recently had a customer cry “happy tears” because she was so excited about her new software. We’ve received homemade cookies, scarves and handwritten notes from customers who are more successful because of our software. Our team is always looking for new opportunities to delight our customers with functionality, education and an outstanding support experience. We will never lose sight of our customers.

•	Attract and grow great talent. We work hard to find the best team members and then work equally hard to provide a challenging and rewarding environment to keep them with us. We want our employees to feel like AppFolio is the “smallest big company they’ve ever worked for.” Happy employees are the roots of a healthy company culture, and I want all AppFolio employees to feel as proud as I do to work here.

No Shortcuts to Greatness

There are no shortcuts to greatness and unfortunately no such thing as an “overnight business success”! From the very beginning, we have focused on building an enduring, thriving company that will provide consistent value to our customers, employees, partners and investors. We feel that this long-term thinking will create even greater shareholder value over time, and we are looking to attract investors that share this view.

Looking Forward

I am often asked whether AppFolio will enter other industries in addition to property management and legal. Our software is transforming these two industries for small and medium-sized businesses, and we’re focused on continuing to increase the value of our current software solutions. Property management and legal are huge opportunities for us, and in many ways we are just getting started. We have built a solid platform with a great depth of expertise on what each vertical requires for long-term success. This means we are poised to move faster than other cloud-based solution providers to capture new markets—if the right opportunity presents itself in the future, we will seize it.

As we enter this next phase of growth, we’re very thankful for our AppFolio community of customers, employees, partners and investors. We’re excited about what we’ve started and invite you to join us on the journey ahead.

Sincerely,

/s/ Brian Donahoo

Brian Donahoo

Chief Executive Officer

AppFolio, Inc.

BUSINESS

Our Mission

Our mission is to revolutionize the way small and medium-sized businesses grow and compete by enabling their digital transformation.

Overview

We provide industry-specific, cloud-based software solutions for SMBs in the property management and legal industries. Our platform is designed to be the system of record to automate essential business processes and the system of engagement to enhance business interactions between our customers and their clients and vendors. Our mobile-optimized software solutions have a user-friendly interface across multiple devices, enabling our customers to work at any time and from anywhere. Our property management software provides small and medium-sized property managers with an end-to-end solution to their business needs, enabling them to manage properties quickly and easily in a single, integrated environment. Our legal software provides solo practitioners and small law firms with a streamlined practice and case management solution, allowing them to manage their practices and case load within a flexible system. We also offer optional, but often mission-critical, Value+ services, such as our professionally designed websites and electronic payment services, which are seamlessly built into our core solutions.

SMBs face numerous issues that divert limited time and resources away from serving their clients and growing their businesses. The business activities of SMBs are complex and their day-to-day operations are often managed through inefficient manual processes and disparate software systems. The lack of automation and integrated technology places a significant administrative burden on these businesses, particularly in industries that involve unique workflows, relationships among multiple industry participants, significant data inputs, and compliance or regulatory requirements. While larger enterprises and consumers have been experiencing a transformational shift into the digital age, the legacy systems currently used by many SMBs are lagging behind in terms of technological sophistication and ease of use. In particular, many small and medium-sized property managers are still running their businesses using spreadsheets and a variety of point solutions that are not web-optimized while much of the real estate market has moved online. Similarly, solo practitioners and small law firms continue to be plagued by manual processes and outdated software despite the broader legal industry’s increased comfort with cloud-based solutions.

Business management software, which initially served to differentiate competitors, is now critical to any business’s survival and success in an increasingly connected and online world. The ability of SMBs to capitalize on the power of software to interact with their clients, vendors and other industry participants, and to mine the data and insights gleaned from these relationships, is integral to their ability to compete more effectively in commerce today, not only with other SMBs but also with larger enterprises. SMBs need an intuitive, reliable and fully integrated software solution that brings superior technology and services to their specific industry workflows and meets their key operational requirements.

We have custom-tailored our business to enable us to revolutionize the way that SMBs grow and compete. We refer to our approach to addressing similar, fundamental business needs of SMBs across our targeted verticals as our AppFolio Business System. At the center of our AppFolio Business System is a common technology platform, which provides functionality across our software solutions in our targeted verticals. We apply a disciplined approach of using market validation to select and develop new core functionality and Value+ services for our existing markets and to identify the most suitable adjacent markets and new verticals to pursue. Based on the results of our market validation process, we deploy exceptional cloud-based technology designed to improve the efficiency and productivity of businesses. We use in-bound marketing, participation at customer and industry events, and in-app messaging to educate new and existing customers on how our software solutions can transform their businesses. Based on the foundation created by our marketing activities, our sales team quickly builds relationships with potential customers, assesses their business challenges and demonstrates the benefits of our core functionality and Value+ services. We partner with our customers to navigate their digital transformation by streamlining the on-boarding process and providing ongoing advice on best practices. We continuously expand our core functionality and add new Value+ services based on feedback from our customers, which is collected across our organization and used by our research and product development team to release frequent updates to our software solutions. Our customer-centric culture fosters long-term relationships with our customers and helps to facilitate their business success.

Our core solutions address common business functions and interactions of SMBs in our targeted verticals by providing key functionality, including accounting, document management, real-time interactive search, data analytics and communication options. We currently offer APM for property managers and MyCase for law firms. APM is a comprehensive solution for the operational requirements of small and medium-sized property managers, including activities such as posting and tracking tenant vacancies, handling the entire leasing process electronically, administering maintenance and repairs with their vendor networks, managing accounting and reporting to property owners. MyCase is a flexible practice and case management solution for solo practitioners and small law firms, providing time tracking, billing and payments, client communication, coordination with other lawyers and support staff, legal document management and assembly, and general office administration. As MyCase is in an earlier stage of development than APM, we are continuing to expand its core functionality.

In addition to our core solutions, we offer a range of optional, but often mission-critical, Value+ services. Our Value+ services are available on an as-needed basis and enable our customers to adapt our platform to their specific operational requirements. Today, we offer certain Value+ services to both our property manager and law firm customers, namely, professionally designed websites and electronic payment services. In addition, we offer the following Value+ services to our property manager customers: resident screening; tenant liability insurance; and our contact center to resolve or route incoming maintenance requests. Over time, we anticipate offering similar and additional Value+ services across our targeted verticals.

Due to our strong leadership, talented team and investments across our organization, we have experienced significant growth. Our senior management has a proven track record, averaging over 15 years of experience as pioneers in the cloud-based software industry, many of whom have worked together since 1999. For the years ended December 31, 2013 and 2014, our revenue was $26.5 million and $47.7 million, respectively, representing year-over-year growth of 80%. We increased our employee headcount from 254 employees as of December 31, 2013 to 377 employees as of December 31, 2014. As a result of these investments, we incurred net losses of $7.3 million and $8.6 million for the years ended December 31, 2013 and 2014, respectively. We have invested, and intend to continue to invest, heavily in our business to capitalize on our market opportunity.

Industry Background

Small and Medium-Sized Businesses Are a Large and Important Segment of the Economy

SMBs represent a significant proportion, and are an essential driver, of the U.S. economy. In particular, SMBs spark innovation, create jobs, and provide opportunities for success. According to the U.S. Small Business Administration’s Office of Advocacy, in 2012, there were more than 28 million SMBs and, of those, the non-sole proprietor businesses employed approximately 56 million employees. Since the end of the U.S. recession, SMBs generated approximately 60% of net new jobs from mid-2009 through mid-2013.

Small and Medium-Sized Businesses Are Complex and Resource-Constrained

The business processes of SMBs are complex and involve a variety of participants, from employees to a myriad of external clients and vendors. Keeping track of communications and transactions with multiple industry participants has historically been time consuming, and establishing and managing these external relationships often requires a hands-on approach. SMBs must accomplish these tasks with fewer employees and limited financial resources available to invest in additional business infrastructure. SMBs need intuitive software solutions to improve business efficiency and productivity.

Small and Medium-Sized Businesses Still Rely on Manual Processes or a Patchwork of Legacy Software

While business today is increasingly conducted using cloud-based software, many SMBs have not adopted integrated, web-optimized technology solutions to unify and manage their business operations. Many of these companies still use manual processes or work with a variety of disparate systems. For example, the typical process for a property manager to post vacancies to rental listing sites and his or her website involves several hours each day manually entering the information for each property into listing services, one by one, over and over. SMBs require a fully integrated software solution that meets their specific workflow needs in order to replace time-consuming manual processes and consolidate limited-use point solutions.

Cloud-Based Software Is Particularly Well-Suited to Meet the Needs of Small and Medium-Sized Businesses

Historically, only larger enterprises have had the funding and expertise to purchase and configure software to support their business processes. However, the shift to cloud-based software has made it possible to provide SMBs with access to enterprise-grade solutions with quick deployment and access across multiple devices, typically on a subscription or pay-as-you-go basis. The rise of cloud computing has enabled companies to use cloud-based solutions as their primary system of record and system of engagement for their entire business at a lower cost of ownership than legacy on-premise solutions. Cloud computing also facilitates continuous software updates to enable technology to be easily adapted to the evolving needs of SMBs.

Mobility and Consumerization of IT Drive Expectations of Small and Medium-Sized Businesses and Their Clients

Technological advances have driven increased adoption of smartphones, tablets and other mobile devices, not only by consumers but also by businesses. In many cases, and particularly for interactions with SMBs, mobile devices have become the primary platform for conducting business and consuming information. Compared to enterprises, which employ mostly desk-based workers, SMB owners and employees are highly mobile. In addition, increased use by consumers of websites such as Google, and widespread mobile adoption of social media applications such as Facebook and Twitter, have created expectations on the part of the clients of SMBs that consumer-like mobile applications will be available for use in their commercial interactions to facilitate delivery of service anytime, anywhere.

Vertical Cloud-Based Software Delivers Tailored Solutions to Small and Medium-Sized Businesses

While providers of horizontal cloud-based solutions have focused on developing software that can be applied across multiple verticals, vertical cloud-based solution providers have embraced mass customization by tailoring their applications to address the business needs of specific industries. As a result, vertical cloud-based solution providers have built significant domain expertise and close relationships with their customers, capitalizing on a customer feedback loop to better inform their product roadmaps and go-to-market strategy than their horizontal peers. Vertical cloud-based software vendors can provide SMBs with industry-specific solutions, which are not provided by one-size-fits-all horizontal software vendors. Vertical cloud-based solution providers are also well-positioned to take advantage of big data analytics by leveraging the data inherent in their customer base to deliver value-added functionality.

Small and Medium-Sized Businesses Are Constantly Evolving and Demand “Living Software”

The needs of SMBs are constantly evolving, and business management software is expected to keep pace by responding rapidly with new functionality. Developers have been able to capitalize on recent technological advances, lower development costs, greater social acceptance of technology and deeper industry knowledge to provide continuous software updates. Developers increasingly use a collaborative approach to software development, coordinating closely with product management, customer service and their sales and marketing departments, to optimize applications. In turn, technical expertise in software development, including the ability to reduce the time-to-market of a potentially disruptive solution, can assist SMBs to become leaders in their respective industries.

Small and Medium-Sized Businesses Need a Trusted Adviser to Help Navigate Their Digital Transformation

Owners and managers of SMBs have to balance a variety of different functions as part of their jobs. When they are using disparate systems to accomplish their daily tasks, frequently with little to no IT support, their everyday activities can quickly become onerous. SMBs need a strategic partner to outline digital initiatives and the framework within which to bring them into the digital future. Customer service can serve as a key differentiator for cloud-based solution providers by easing the on-boarding process, providing ongoing advice on best practices, and channeling customer feedback into the continuous development of the platform.

Our Market Opportunity

We believe that the lack of comprehensive, industry-specific, cloud-based software solutions for SMBs in many industries is a significant opportunity for us. According to Parallels, the cloud market for SMBs was $62 billion in 2013 and will double by 2016, growing to $125 billion.1 Additionally, according to Parallels, the U.S. SMB cloud market alone represented $24 billion in 2014 and is estimated to grow to $38 billion in 2017.2 We currently offer our cloud-based solutions to SMBs in the property management and legal verticals and believe our AppFolio Business System can be leveraged to develop, market, and sell business management software to SMBs in other industries.

For the property management vertical, based on our internal analysis and industry experience, we estimate the total addressable market in the United States to be at least $5.0 billion for SMBs (which we define as companies with 20 to 3,000 rental units under management, consisting of residential, commercial and HOA units). For the legal vertical, based on our internal analysis and industry experience, we estimate the total addressable market in the United States to be at least $2.0 billion for SMBs (which we define as law firms with less than 20 employees).

Additionally, based on our experience, we believe that the available reports and surveys do not fully capture the future SMB revenue opportunity. A September 2014 study by Deloitte, commissioned by a third party, explores how technology has facilitated an increasing number of start-ups, driven rapid growth and increased the efficiency of more mature SMBs. According to Deloitte, almost 70% of SMBs surveyed expected to increase their use of cloud-based technology in the next three years.3 It remains difficult, however, to predict the rate of adoption by new start-ups and SMBs that currently do not use any business management software. In the case of property management, industry-wide adoption of technology still trails behind that of many other industries. For many solo practitioners and small law firms, there has previously been no affordable alternative to the filing cabinets and staffing challenges of their traditional business model. While it is difficult to estimate aggregate SMB technology spend in any specific vertical, we believe it represents a significant opportunity for growth.

Our AppFolio Business System

Since our founding, we have established our culture and designed our business to meet the specific needs of SMBs in their particular industries. We refer to our approach to addressing the specific needs of SMBs across our

[1]	See (1) in the section entitled “Industry and Market Data.”
[2]	See (2) in the section entitled “Industry and Market Data.”
[3]	See (3) in the section entitled “Industry and Market Data.”

targeted verticals as our AppFolio Business System. Our AppFolio Business System has been explicitly developed to find, evaluate and serve verticals in which we can deliver a transformative, easy-to-use software solution that can handle the key operational requirements of SMBs at a low overall cost of ownership.

Key elements of our AppFolio Business System include:

•	Disciplined Market Validation Process. Since our founding, we have worked closely with our customers, partners and other industry participants to inform our product roadmap. We have consistently applied a disciplined market validation process to select and develop new core functionality and Value+ services, and to identify the most suitable adjacent markets and new verticals to target. This approach facilitates faster and more focused product development, with higher confidence that our software solutions will rapidly find market acceptance within our targeted verticals.

•	AppFolio Technology Platform. At the center of our AppFolio Business System is our modern, cloud-based technology platform, which encompasses a wide variety of reusable core functionality and Value+ services that can be leveraged to provide continuous updates across our software solutions in our targeted verticals. The functionality of our platform has been developed with a view to improving business efficiency and productivity for SMBs. Because our software solution serves as both the system of record and the system of engagement for our customers, our software solutions quickly become essential to the operation of our customers’ businesses.

•

Innovative Marketing Approach. We believe a key element of our AppFolio Business System is efficiently creating and delivering industry-specific content and educating SMBs in our targeted verticals to build our market presence. Our go-to-market strategy across our targeted verticals leverages in-bound marketing techniques, including content marketing, SEO and SEM, and industry thought leadership, including our participation at customer and industry events, which are used by our sales development team to further nurture potential sales leads. We also use in-app messaging to remind existing customers of our Value+ services at natural points in their workflow, making it easy for our customers to increase usage and find out about new Value+ services.

•	Efficient Sales Process. Based on the foundation created by our marketing programs and sales development team, we are able to quickly build relationships with potential customers, assess their business challenges and demonstrate the benefits of our core functionality. Following on-boarding of our core solution, our sales team identifies specific Value+ services that enable our customers to further streamline and grow their businesses. Our transparent pricing model is designed to simplify the sales process by pricing subscriptions in a uniform manner based on the size of our customers’ businesses. Value+ services are priced separately on a subscription or usage basis to allow our customers to adopt our Value+ services on an as-needed basis.

•	Customer Service as a Partnership. Our customer service team partners with our customers to assist them with on-boarding and help ensure they are optimally using our software solution early in their relationship with us. We believe this process is critical to our customers’ success and plays an important role in customer retention. We also provide ongoing training and support, and regularly provide advice on best practices. Our customer service is an essential component of our AppFolio Business System, serving to deepen our relationships with our customers, maximize the value of our software solutions for their businesses, and encourage word-of-mouth referrals from satisfied customers.

•	Customer Feedback Loop. We are committed to listening to and understanding our customers based on proactive customer dialogue and feedback about our software solutions. This provides valuable insight into the operations of SMBs in our targeted verticals. Our product management team routinely engages with our customer service and sales and marketing organizations, as well as our customers, partners and other industry participants, to provide guidance to our engineering team. Our agile, team-based engineering approach and continual integration of customer feedback allows us to release frequent updates to our software solutions quickly and seamlessly. We continuously seek out the most talented developers to facilitate the delivery of exceptional technology to SMBs and to stimulate ongoing innovation.

These components of our AppFolio Business System strengthen our brands and customer loyalty, resulting in customer promotion and feedback that we leverage in developing, marketing and selling our software solutions across our targeted verticals.

Our Solutions

We provide SMBs with cloud-based business management software solutions that are designed and developed with our customers’ industry-specific business needs in mind.

•	All-in-One System. Our core solutions have been designed and developed to suit the specific workflows of SMBs in our targeted verticals. We believe that, by focusing on specific industries, we are better able to provide our customers with broad functionality that meets their key business needs and eliminates their need for a myriad of disparate point solutions. Our vision for each vertical software solution includes fully integrated functionality that provides a single system of record to automate routine processes and a system of engagement to optimize business interactions among our customers and their clients and vendors.

•	Essential Value+ Services. Our software solutions include optional, but often mission-critical, Value+ services that our customers can adopt to enhance our core solutions. These services range from upfront professional website design to ongoing high-volume transactional services, such as electronic payment services, in addition to industry-specific services, such as resident screening, for our property manager customers. By providing a base subscription that can be augmented with additional on-demand functionality, we enable our customers to select Value+ services that meet their specific business needs and scale with the growth of their business.

•	Modern Cloud-Based Solutions. We have designed and developed our software solutions on a modern cloud-based platform, allowing for rapid and cost-effective deployment of our enterprise-class software solutions and frequent updates to help ensure our software solutions incorporate the latest technological advances and adapt to industry trends.

•	Built for Any Device, Anytime, Anywhere. We recognize that SMBs handle multiple responsibilities that require them to be available 24/7, and they demand flexible software solutions that are compatible with the laptops, tablets and smartphones they already own to allow them to work at anytime and from anywhere. Our software solutions are designed to enable users to move seamlessly from one device to another, to run on multiple operating systems, including Mac OS, iOS, Windows and Android, and to launch in a variety of browsers.

•	User-Friendly Interface. We believe a key driver of the adoption and utilization of our software solutions is the easy-to-use and consumer-like nature of our interface. We invest significant time and resources in streamlining and rationalizing our functionality to enable an intuitive and user-friendly customer experience. Our users are often able to benefit immediately from our software solutions with little to no training. We designed our interface to resemble the social media applications our customers already use, making it easy to transition their businesses to our platform because of a preexisting familiarity.

•	Ever-Evolving Functionality. We direct our investment in research and product development based on our market validation findings and customer feedback loop, which inform the development of new core functionality and Value+ services that are directly relevant to our customers’ businesses and foster best practices based on deep industry knowledge. Market validation and customer feedback will continue to be our guiding philosophy as we seek to prioritize and integrate new functionality in response to the needs of our customers.

•	Vertical Data Analytics. As a vertical cloud-based solution provider, we are uniquely positioned to capture data across our customer base, forming a new source of industry-specific business data. Our customers benefit from data analytics in the form of business performance management through a wide variety of customizable reports and business optimization through aggregated benchmarking data, which provides visibility across their industries.

Benefits of Our Solutions

•	Benefits to Our SMB Customers. Our cloud-based business management software solutions enable our customers to eliminate manual processes and collapse a myriad of point solutions into a single system of record and system of engagement, all at a lower cost than an inflexible on-premise software product. Our software solutions facilitate the automation of recurring transactions to improve efficiency, vertical data analytics to provide visibility, and seamless communication, which combine to produce tangible time savings, reduced expenses and increased revenue. For example, APM enables property managers to identify and capture quality prospects, achieve higher occupancy rates, optimize pricing and offer ancillary services. In the legal vertical, MyCase enables lawyers to better organize their cases and matters and expedite client communication, time tracking, billing and collections.

•	Benefits to Clients of SMBs. Our software solutions help ensure clients of SMBs experience high quality, professional service, improved responsiveness and easy access to useful information. Clients of SMBs are able to interact with the owners and managers of SMBs through our intuitive, consumer-like interfaces and to complete a variety of tasks online. For example, property owners can more easily evaluate the performance of their real estate portfolios based on easy-to-read monthly reports and reliable payments, while residents experience a more streamlined renting process by taking advantage of online conveniences such as electronic rental applications and rent payments. In the legal vertical, clients can receive real-time and up-to-date accounts of the latest developments in their cases posted to private and secure portals to which they have on-demand access.

•	Benefits to Vendors of SMBs. Our software solutions enable vendors of SMBs to streamline transactions with the owners and managers of SMBs by automating processes and facilitating communications. For example, vendors are able to receive payments from property managers faster and more securely through direct deposit instead of cash or check. APM also has built-in property maintenance software that facilitates electronic work orders to vendors, for both one-time and recurring tasks, allowing vendors to schedule their jobs and allocate resources more efficiently. Maintenance technicians can then easily communicate with property managers and residents and complete work orders seamlessly through our platform.

Our Competitive Strengths

We believe that our significant growth within our targeted verticals is based on the following key competitive strengths:

•	AppFolio Business System. We believe that our AppFolio Business System, including our experience in market validation, as well as our consistent, multi-functional approach to using our customers’ feedback, serves to differentiate us from our competitors. We strive to develop exceptional cloud-based technology capable of transforming our customers’ businesses, and our product management team coordinates closely with our sales and marketing, customer service and engineering teams to continuously update and improve our user experience with new core functionality and Value+ services. We believe this approach enables us to create easy-to-use software solutions that more precisely meet our customers’ needs. By re-using key elements of our platform across our software solutions and leveraging a common business strategy, we can more easily enter adjacent markets and new verticals.

•	Deep Domain Expertise. We have developed considerable industry-specific domain expertise within our targeted verticals. Our domain expertise within our targeted verticals allows us to address the unique workflows of our customers and differentiate ourselves from horizontal software competitors. This industry-specific knowledge enables us to offer a broad range of tightly integrated core functionality and Value+ services that would otherwise require the purchase and use of multiple disparate point solutions, such as accounting, payment, customer relationship management and business intelligence software. Our AppFolio Business System, including our disciplined market validation approach and customer feedback loop, positions us to build our industry expertise efficiently as we enter adjacent markets and new verticals.

•	Focus on Vertical Cloud-Based Solutions for SMBs. We recognized at the outset that SMBs have software needs and face challenges that are different from those of larger enterprises. We have focused exclusively on creating cost-effective, cloud-based solutions for SMBs, enabling us to create a full customer experience tailored to their unique needs. We believe we can more easily identify prospective customers and adapt our marketing strategies accordingly, resulting in lower customer acquisition costs and faster market penetration. We help SMBs that have limited time, money and expertise with on-boarding, dedicated training and support during the early stages of using our software solutions, and ongoing advice over the life of the customer relationship. We also utilize data captured across our customer base to deliver innovative new functionality and inform our product roadmap. We believe we can leverage our experience serving SMBs to address similar, fundamental business needs across our targeted verticals.

•	Customer Obsessed. We are intensely focused on customer happiness and success. By thoroughly understanding our customers’ needs, we are able to deliver an exceptional customer experience. We continuously monitor customer satisfaction, seek feedback from our customers on our core solutions and Value+ services, and design and develop our offerings to deliver meaningful impact to our customers. Our strong value proposition is validated through our customer reviews and real-time feedback that is published unfiltered on our website. Our customer-centric culture fosters long-term relationships with our customers, which translates into a high degree of revenue visibility and significant upside from Value+ service opportunities.

•	Predictable Revenue Model. We employ a business model that produces predictable revenues. We achieve this by charging recurring subscription fees for our core solutions and providing a number of Value+ services that are generally recurring in nature. Our business management software solution is a critical element of the day-to-day operations of our customers, leading to lasting customer relationships. We employ success-based pricing for our software solutions with a view to increasing our revenues over time as our customers’ businesses grow and they increasingly adopt Value+ services.

•	Experienced Management Team. The members of our senior management team have a proven track record, averaging over 15 years of experience as pioneers in the cloud-based software industry, many of whom have worked together since 1999. This level of expertise enables our management team to effectively manage the challenges associated with building a lasting company.

Our Growth Strategy

Our growth strategy is to provide increasingly valuable cloud-based business management software solutions to SMBs across the specific verticals we choose to target. We have managed, and plan to continue to manage, our business towards the achievement of long-term growth that we believe will positively impact long-term stockholder value, and not towards the realization of short-term financial or business metrics, or short-term stockholder value. Key components of our growth strategy include:

•	Maintain Product and Technology Leadership. We have made, and will continue to make, significant investments in research and product development to expand our core functionality and add new Value+ services through our continuous product innovation efforts. We intend to continue using market validation techniques and our close relationships with our customers as a key source of feedback to inform and direct our product roadmap. We may also choose to acquire technologies to accelerate our time-to-market for certain functionality or entry into adjacent markets or new verticals.

•	Keep Our Existing Customers Happy. Customer success is essential to our long-term success. We place significant emphasis on customer service to differentiate our software solutions from competing products and this will continue to be a critical component of our business strategy in the future. We do not separately charge our customers for ongoing training and support, which we believe is a key factor in retaining our existing customers and deepening their understanding of our core functionality and Value+ services. We believe that maintaining our focus on customer satisfaction will drive greater adoption and utilization of our software solutions, including through referrals from existing customers to potential new customers within our targeted verticals.

•	Expand Adoption and Use by Existing Customers. We intend to expand our core functionality and add new Value+ services to meet the evolving needs and requirements of our customers. We believe that, as our customers save time and money using our software solutions, they will have the opportunity to invest newly available resources to grow their businesses. As our customers grow, we expect they will use our technology to manage their larger businesses on our platform and increasingly adopt and use additional Value+ services.

•	Target New Customers. We plan to grow our customer base through our sophisticated sales and marketing programs, including industry thought leadership and education, and the referral power of satisfied customers promoting our software solutions within our targeted verticals. We believe that the market for cloud-based business management software is large and underserved both within the industries in which we currently operate and the broader SMB market. We believe that our prominent online presence and efficient sales and marketing infrastructure will continue to attract new customers in our targeted verticals.

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Enter New Adjacent Markets. We currently participate in a number of markets within our existing verticals and are constantly evaluating adjacent markets based on our deliberate market validation strategy and customer feedback. We believe that, while we are continuously developing our software solution within one market, we can apply the product enhancements and learnings from that market as we extend our platform into each successive adjacent market. For example, APM’s core functionality is tailored to single- and multi-family residences, student housing and commercial property; however, our customers currently use APM to manage mixed real estate portfolios that include various other property types. As a result, there are significant opportunities to expand our core functionality and add new Value+ services to serve adjacent markets, such as HOA, vacation rentals, senior living, and military and affordable housing.

•	Expand into New Verticals. We consistently review potential opportunities to expand into additional verticals. We plan to enforce a disciplined approach to growth by using market validation techniques to assess the scope and nature of business challenges faced by SMBs in any potential new vertical, their likelihood of purchasing a cloud-based solution to solve their problems and their potential spend on such solutions. Any new vertical will also need to fit within our proven business strategy, including our management team’s assessment of available alternatives, such as the number and size of potential adjacent market opportunities, and the relative risk and return of these opportunities. After considering these factors, we determined to enter the legal vertical in 2012, and we expedited our time to market by acquiring MyCase. We are continuing to leverage our market validation process and customer feedback loop to build out our core solution and introduce additional Value+ services for our law firm customers as we expand into this new vertical.

AppFolio Technology Platform

We have developed a common technology platform that enables us to create business management software solutions for SMBs within our targeted verticals. Our integrated suite of applications spans many of our customers’ most critical business needs by providing the system of record and the system of engagement. In conjunction with our core solution, we offer a number of Value+ services. Our Value+ services currently consist of website services, electronic payment services, background and credit checks, insurance services and contact center services. We have built our platform using a modern cloud-based architecture. Our software solutions are designed to run on any device and are compatible with any operating system, from the desktop in a customer’s office, to his or her smartphone, to a tablet at home. As a result, our customers’ data is available at any time and from any location. As a vertical cloud-based solution provider, we are uniquely positioned to capture data across our customer base, forming a new source of industry-specific business data. Our customers benefit from data analytics in the form of business performance management through a wide variety of customizable reports and business optimization through aggregated benchmarking, which provides visibility across participants in their industries.

AppFolio Property Manager

Core Functionality

Our property management software solution provides small and medium-sized property managers (including both third-party managers and owner-operators) with a multi-faceted solution for their operational requirements. We built APM from the ground up based on our analysis of the industry and input directly from property managers. APM includes the following core functionality:

•	Powerful Accounting Software. APM provides integrated accounting software specifically designed for property managers, including accounts payable, accounts receivable, trust accounting, Form 1099 creation, check printing, automatic bank reconciliation and Ratio Utility Billing to calculate a resident’s share of monthly utility costs based on predetermined allocations.

•	Data-Driven Management. Unlimited storage allows all data to be centralized in APM, making it available to property managers on-demand through our dynamic search capabilities. APM also allows property managers to better understand and track their business performance through property-level budgets and many customizable reports covering accounting details, property details, and resident and vendor information.

•	Effective Online Marketing. Our tenant vacancy tracking software capitalizes on property data centralized in APM to streamline the listing process. In just a few clicks, property managers can manage listings on their own websites and make automatic feeds available to a wide variety of third-party listing sites, dramatically increasing the visibility of listings. Our core functionality also improves the quality of listings by allowing property managers to embed YouTube videos and use our professionally formatted HTML code for listings on third-party websites. All vacancy listings and tasks are then consolidated in real time to reflect the status of a property manager’s current vacancies, with detailed metrics showing how vacancy rates are affected by changes in rent or marketing.

•	Seamless End-to-End Lease Processing. APM provides a mobile-friendly online leasing solution that allows prospective residents to complete online rental applications from the vacancy listings and upload photographs of their drivers licenses and other important documents. If approved, the property manager can generate a lease agreement pre-populated with the applicant’s data that can be electronically signed by the new resident in real time. Our online lease template can be customized to create multiple lease agreements for different property types and requirements, including forms required by applicable law. We also recently introduced a lease renewal workflow, which automatically incorporates designated increases in rent into the relevant documentation.

•	Streamlined Resident Communications. Mass emailing capability and text messaging functionality in APM streamline communications and social interactions with residents. Our messaging center facilitates a range of communications from move-in and move-out instructions to invitations to resident events, as well as short, time-sensitive communications, such as maintenance alerts and late rent reminders. Our messaging center allows property managers to personalize communications and interact with property owners and vendors.

•	Accessible Property Owner Reporting. APM enables property managers to post to private and secure online owner portals. These postings typically include owner statements, completed work orders and other reports to which owners have on-demand access. Our owner statements are designed to be easy to read and user friendly, providing a helpful overview of transactions affecting the property in the past month, and facilitating better service by property managers to their clients.

•	Transparent Property Maintenance. APM’s built-in property maintenance software facilitates electronic work orders to vendors, for both one-time and recurring tasks, which are organized in real time to provide a snapshot of all past and in-progress work orders. Residents can access tenant portals to submit online maintenance requests, which automatically create work orders upon acceptance by the property manager. This allows property managers to expedite response times, track and edit the status of repairs, and ensure that property issues are addressed in a timely manner.

•	Convenient Payments to Owners and Vendors. As an alternative to cash or checks, APM enables property managers to make payments to owners and vendors faster and more securely by depositing funds directly into their bank accounts. Like our other payment solutions, this functionality is built into APM so that payments are automatically entered into our accounting software.

•	Property Inspection on Any Device. Built-in property inspections functionality allows property managers to perform and manage on-site property inspections remotely on their preferred mobile device. Property managers can make notes directly in the application (or use their phone’s speech-to-text functionality) and upload related photographs as they walk through the property. APM then generates an inspection report in a fraction of the time it would take to type up handwritten notes and allows property managers to create work orders from flagged inspection items.

•	Optimized Rent Comparison. RentMatch, our rent comparison tool, quickly analyzes the rental price and characteristics of any given unit and uses data analytics to compare them to actual rental prices of units of similar size and bedroom count in the same geographical area, presenting the results in a user-friendly report.

•	Variable Functionality for Different Property Types. APM allows property managers to manage single- and multi-family residences, student housing, commercial property or mixed real estate portfolios, as well as optional rentable items such as parking spaces or storage. We are continually adding new core functionality, including rent-by-the-bed for student housing and the ability to allocate common area maintenance charges.

Value+ Services

Our Value+ services enable property managers to activate certain optional, but often mission-critical, functionality that is seamlessly built into APM and designed to improve the user experience in a number of significant ways.

•	Professionally Designed Websites. We collaborate with our customers to deliver and maintain websites that showcase modern and mobile-optimized designs, with unique sites customized for individual properties, including image galleries and floor plans. Our websites are fully integrated with APM’s functionality, including vacancy postings, payment options, owner portals and maintenance requests. Property managers can track and analyze site traffic and lead generation and identify prospects by evaluating the guest cards on vacancy postings that are filled in by prospective residents.

•	Electronic Payment Services. Our payments platform provides prospective and current residents with a number of convenient and secure payment options. Prospective residents can pay rental application fees through our secure online rental applications. APM supports ACH payment processing (e-Check) and credit or debt card payments of security deposits and rent through our secure online tenant portals. These payment options eliminate the time and cost associated with processing physical checks. As a more secure alternative to cash and money orders, residents can make regular or last-minute Electronic Cash Payments at any 7-Eleven and ACE Cash Express location.

•	Instant Background and Credit Checks. APM offers instant background screening and credit checks for use during the rental application process. Instead of manually entering or faxing information to third-party service providers, APM allows property managers to simply press a “Screen Now” button upon receipt of a new online rental application and receive an easy-to-read report summarizing the results of a credit check and nationwide eviction and criminal records search. Customers also gain access to, and have the option to contribute to, Experian RentBureau rental payment history data, updated every 24 hours, to identify the highest quality residents and reduce the risk of bad debts.

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Reliable Insurance Coverage. Property managers are increasingly requiring residents to carry tenant liability insurance to reduce the hassle and expense associated with resident-caused damage. APM facilitates enrollment of residents in a simple, easy-to-understand tenant liability insurance program, and allows property managers to link this service to lease signings and renewals and easily track resident compliance. Residents can choose to purchase insurance through a third party and provide proof of coverage, but our tenant liability insurance program seeks to provide residents with a cost-effective, integrated solution and property managers with a competitive advantage when marketing their services to owners.

•	24/7 Maintenance Contact Center. APM’s contact center is manned 24 hours a day, 7 days a week, by professionally trained agents. These agents can act as an extension of the property manager’s office to resolve or route incoming maintenance requests. Our answering service is designed to work seamlessly with APM’s property maintenance software. APM agents are equipped to enter non-emergency work orders directly into APM for the property manager’s approval and dispatch vendors immediately in case of an emergency.

MyCase

Core Functionality

Our legal software solution is designed to assist solo practitioners and small law firms with administering their practice and managing their case load. We acquired MyCase in 2012 and are continuing to expand its functionality by leveraging our AppFolio Business System, including our experience gained in the property management vertical, to advance our software solution in the legal vertical. MyCase includes the following core functionality:

•	On-the-Go Time Tracking. MyCase allows attorneys to enter billable hours on their preferred mobile device, automatically linking time entries to the appropriate case or matter. Lawyers are able to handle multiple court appearances, meetings and other interactions without having to recreate their days after the fact. MyCase can also be used to track non-billable entries to monitor the performance and efficiency of flat-fee arrangements and contributions to pro bono work.

•	Flexible Legal Billing Software. MyCase’s legal billing software can be used to generate detailed trust account balances and a wide variety of reports to track productivity and other firm metrics. It can also quickly pull unbilled time and expenses or flat fee balances into a professionally formatted invoice, which can be customized with the law firm’s logo. Attorneys can use our Payment Plan Generator to easily define a payment schedule for a client with flexible due dates and balances. Our QuickBooks integration functionality provides a one-way sync of detailed accounting data into QuickBooks, ensuring consistency across accounting software.

•	Secure Client Portals. MyCase’s integrated client portals provide clients with on-demand access to a variety of information, including sensitive and privileged communications, with the knowledge that such correspondence is private and secure and better protected than messages sent over unsecure email. Our client portals have a modern interface similar to that of social networking sites, with real-time activity streams to provide an overview of recent developments, and a comment stream associated with uploaded items shared with clients, who get automatic notifications of updates.

•	Automated Organizational Tasks. MyCase offers broad functionality to facilitate better organization of cases and matters, including centralized contacts, tasks, calendars and reminders accessible by the entire firm. Our workflow software allows lawyers to automate processes for routine tasks tailored to the type of case or matter. Calendars and reminders are synchronized in real time across all devices to assist the entire team with time management, and colleagues and clients receive notifications when calendar events are added. Practitioners can also link calendar events to the applicable case or matter to track associated billable hours.

•	Robust Document Management and Collaborative Assembly. MyCase provides a robust legal document management system, which, together with our unlimited storage and drag-and-drop upload tool, allows law firms to organize correspondence and other documentation in a searchable, centralized firm library. Our cloud-based platform allows colleagues to collaborate in drafting new documents, which can be assembled quickly and easily by capitalizing on our customizable templates.

Value+ Services

We currently offer two optional, but frequently essential, services to our law firm customers.

•	Professionally Designed Websites. Our professionally designed websites are fully integrated with MyCase so that practitioners and their clients can easily login to the site to access case and matter information, communicate and manage bills. Our websites are geared towards improving the effectiveness of law firm marketing and building a mobile presence. We work with our law firm customers to build their brand by tailoring website content, providing professional images, creating a logo and purchasing their unique domain.

•	Electronic Payment Services. MyCase enables practitioners to accept credit or debit cards in their offices or over the phone and pay only normal merchant processing fees. In addition, by linking operating and trust accounts, practitioners can accept online payment of retainers and other amounts directly into these accounts.

Our Customers

Our business model is premised on long-term customer relationships. We had 2,586, 3,993 and 5,885 property manager customers as of December 31, 2012, 2013 and 2014, respectively. We had 713, 1,744 and 3,658 law firm customers as of December 31, 2012, 2013 and 2014, respectively. No customer represented more than 10% of our total revenue in the years ended December 31, 2013 and 2014. Our property manager customers include third-party managers and owner-operators, managing single- and multi-family residences, commercial property and student housing, as well as mixed real estate portfolios. Our property manager customers typically manage portfolios ranging from 20 to 3,000 units. Our customers in the legal vertical are generally solo practitioners and small law firms with less than 20 lawyers.

Culture and Employees

We believe our people are at the heart of our success and our customers’ success. We endeavor to attract and hire the most talented employees and provide a challenging and rewarding environment to motivate and bring out the best in them. We believe our ability to create and grow our company culture provides us with a significant competitive advantage by stimulating strong teams capable of executing our strategic plans and encouraging innovation. We subscribe to six core values, which capture the culture of our organization:

•	Simpler Is Better

•	Great, Innovative Products Are Key To A Great Business

•	Great People Make A Great Company

•	Listening To Customers Is In Our DNA

•	Small, Focused Teams, Keep Us Agile

•	We Do The Right Thing Because It’s Good For Business

As of December 31, 2014, we had 377 employees across our offices in Santa Barbara, California, San Diego, California and Dallas, Texas. We also hire temporary employees and consultants. We consider our relations with our employees to be good. None of our employees are represented by a labor union or covered by a collective bargaining agreement.

Technology and Operations

Data Security and Availability

Historically, the cost and complexity of on-premise architectures have meant that only large enterprises can afford advanced data security and back-up servers. We have made significant investments in the most current technology in order to make these benefits available to SMBs.

We use Ruby-on-Rails as our web application framework for both APM and MyCase. Our software solutions run on a combination of both public and private cloud infrastructure, consisting of both our own servers and Amazon’s Elastic Compute Cloud, or EC2, platform. Our servers are located in state-of-the-art data centers operated by third-party service providers. Physical security at these facilities includes a variety of access controls, including electronic keycards, pin codes, biometric hand scans and mantraps, and policing by high resolution, motion sensitive video surveillance. These facilities provide redundant power and a system of heating, ventilating and air conditioning, as well as fire-threat detection and suppression. We utilize a system of redundant routers, switches, server clusters and back-up systems to help ensure high availability. Amazon is widely recognized for operating state-of-the-art, highly available data centers.

With respect to Internet security, sensitive data, such as passwords, Social Security and tax identification numbers, are encrypted before being written to disk. In addition, all network connections are encrypted. Data is backed up using Amazon’s Simple Storage Service, or S3, providing high durability, and we also perform regular backups of all customer data. We evaluate our Internet security regularly, including through third-party penetration testing.

In addition, our software solutions allow our customers to define roles that provide different levels of access to users, allowing them to view and modify specific items depending on their role. Supervisors can distribute work to on-site staff in a secure and controlled environment, while leadership retains visibility across the entire system.

Research and Product Development

We entrust product design, development and testing to our talented team of engineers, who coordinate closely with our product management team to launch new core functionality and Value+ services. Our engineers are organized in smaller groups to foster agility and continued innovation in responding to the evolving needs of our customers. We leverage a collaborative, team-based and test-driven approach to engineering to release new code frequently. We believe that it is easier for our customers to adjust to these continuous updates to our software solutions, which incrementally change and improve their user experience, than it is to adapt to the infrequent, but more drastic, upgrades of legacy on-premise software.

We rely heavily on input from our customers in developing products that meet their needs and anticipate developments in their respective industries. Our product management team leads our research and market validation efforts and provides guidance to management and to our engineering team based on our collective domain expertise and in-depth knowledge and understanding of our customers. As a result, our product management team engages regularly with customers, partners and other industry participants, as well as our customer service and sales and marketing organizations. Our product management team manages our development projects generally and serves to align separate functions within the company with a single strategic vision.

Our research and product development expense was $5.1 million and $6.5 million for the years ended December 31, 2013 and 2014, respectively.

Sales and Marketing

We leverage a modern marketing approach along with marketing automation technology to build brand recognition and our reputation as an industry leader in our targeted verticals. Across our digital and in-person marketing activities, we focus on authenticity and transparency, and seek opportunities to showcase the voice of happy customers. Targeting SMBs within our verticals allows us to more easily identify prospective customers and tailor our marketing and sales strategies accordingly, resulting in a lower customer acquisition cost and faster market penetration.

We participate in and drive industry thought leadership and education with both online and offline activities. We attend, host and present at a number of industry events and support educational opportunities in the form of trade shows, conferences and webinars across the United States, details of which are made available on our product websites. We host informational lunches and networking opportunities in key cities in the form of “Meet Ups,” which bring together existing and prospective customers. Our online user forums facilitate discussions with other industry participants and serve as a great resource for tips on using our platform and best practices. We also make a number of valuable educational resources available for free through our industry partners and on our industry websites, such as PropertyManager.com and our blogs. We are able to capitalize on the resulting network effect, which builds goodwill through customer reviews and testimonials, word-of-mouth referrals and references from other industry participants.

We use a variety of in-bound marketing techniques to promote our software solutions, including content marketing, SEO, SEM, social media and advanced digital advertising tactics. We believe our success in this area is borne out by the increasing number of unique visits to our product websites, as well as the increasing interest in our brands, as evidenced by Google search activity. Our dedicated sales development team acts in partnership with our in-bound marketing efforts to reach potential customers, generate additional sales opportunities and speed the time from evaluation to close. We offer free trials of both APM and MyCase. Our sales representatives can then assist prospective property manager customers as they evaluate and choose APM, while prospective law firm customers generally sign up for a 30-day free trial on a self-service basis (with additional support from a live sales development representative as needed).

Our sales team works closely with our marketing organization to find and acquire new customers as well as expand adoption and use by existing customers. We have a metrics-driven sales culture with a focus on early indicators that lead to strong pipeline creation. We leverage technology and specialization of resources along with an emphasis on continued training and development to maximize the productivity and speed the ramp time for each sales representative. Our interactive sales methodology allows the sales team to quickly build relationships, assess the customer’s business challenges, and demonstrate the benefits of our core functionality and Value+ services.

Throughout the customer relationship, we continue to promote adoption and usage of our Value+ services in a variety of channels, including email, webinars, training, sales outreach and within our software solution via in-app messaging. While APM and MyCase customers are using our core solutions, in-app messaging puts additional Value+ services right in their workflow. This makes it easy for customers to increase usage or find out about additional Value+ services in an unobtrusive manner. Our Value+ sales team then works in tandem with our marketing organization to sell and increase adoption and usage of our Value+ services. This combination of activities gives us a unique advantage to build a strong relationship with our customers while helping them maximize their investment in our software solutions.

Customer Service

Our success is based on long-term customer retention, not a one-time sale, and we partner with our customers throughout the life of the customer relationship to help them navigate their digital transformation. We design our software solutions to be simple and easy—easy to switch to, set up, use and manage. We offer unlimited training and support across our software solutions at no extra charge. We pride ourselves on being customer-centric and strive to educate our customers on the additional core functionality and Value+ services they can use to improve business efficiency and productivity.

Our on-boarding team strives to ensure that customers are prepared to run their businesses on our platform and provide the best on-boarding experience in the industry. Based on our assistance with data migration, we are able to provide valuable insights into data integrity and work diligently with our customers to help resolve any issues in their underlying business processes. We also assist our customers with the configuration of our platform for particular property types or cases. We provide a dedicated team throughout the on-boarding process and ongoing planning thereafter, including compliance with best practices. Our Value+ team includes a number of employees focused on guiding our customers through the adoption of our Value+ services, which may require additional information or underwriting as part of the on-boarding process for compliance or regulatory reasons.

Our software solutions are designed to be highly intuitive so that our customers can learn to use them in a matter of hours, as opposed to days and weeks. Nevertheless, we provide a variety of training options to assist with this process. Our instructors offer several live-streamed training courses each week, and also make available recorded training courses, which can be accessed on demand. These are centralized in our online help resource centers, along with downloadable guides, job aids and other reference materials. Our training is designed to provide product overviews for those in the process of converting to our software solutions, as well as in-depth, step-by-step instructions and ongoing education for those seeking to leverage greater functionality.

Our cloud-based platform allows us to fix issues quickly and to continuously improve our customers’ experience through ongoing updates to our software solutions. However, when issues and questions do arise, we strive to ensure that a real person is available to respond to a customer’s concerns quickly and intelligently. Early in their relationship with us, we seek to confirm our accounting software is fully integrated with our customers’ business processes and track several key metrics to help ensure full utilization of our software solution. Throughout the customer relationship, our customer loyalty team proactively engages with our customers to facilitate our customers’ success. Similarly, our Value+ team includes employees focused exclusively on expanding Value+ service adoption and usage by new and existing customers and providing expertise with respect to related services. We also have engineers focused on infrastructure, operations and application support.

Competition

The overall market for business management software is global, highly competitive and continually evolving in response to changes in technology, operational requirements, laws and regulations. While we focus on providing software solutions to SMBs in our targeted verticals, we compete with other vertical cloud-based solution providers that serve companies of all sizes and horizontal cloud-based solution providers that offer broad solutions across multiple verticals.

In the property management vertical, our competitors include established vertical software vendors, such as RealPage and Yardi. In the property management vertical, we also compete with cloud-based solution providers whose services are geared toward individual landlords with smaller portfolios than those of our targeted customers. In the legal vertical, our competitors include established vertical software vendors, such as Thompson-Reuters and LexisNexis, and newer market entrants, such as Clio.

We also see competition from numerous cloud-based solution providers that focus almost exclusively on one or more point solutions. For example, in the property management vertical, we compete with listing services, tenant screening applications and specialists in lease forms. In the legal vertical, we compete with time tracking, legal billing and payment services. Continued consolidation among cloud-based solution providers could lead to significantly increased competition.

We believe the principal competitive factors in our market include the following:

•	ease of deployment and use of software solutions and applications;

•	total cost of ownership;

•	data security and availability;

•	breadth and depth of functionality in software solutions and applications;

•	nature and extent of mobile interface;

•	level of customer satisfaction;

•	size of customer base and level of user adoption and usage;

•	brand awareness and reputation;

•	ability to innovate and respond to customer needs rapidly;

•	domain expertise with respect to our targeted verticals; and

•	ability to leverage a common technology platform and business strategy.

We believe that we compete favorably on the basis of these factors and that the domain expertise required for developing, marketing and selling successful software solutions in the property management and legal verticals may hinder new entrants that are unable to invest the necessary resources to develop and deploy software solutions with the same level of functionality as ours. We also believe that we can leverage our expertise in serving the SMB market, as well as reusable technological components and operational synergies, to enter adjacent markets and new verticals more efficiently than many other cloud-based solution providers.

Facilities

Our corporate headquarters are located in Santa Barbara, California and consist of approximately 43,000 square feet of space under a lease that expires in 2018. We have an option to renew the lease for three years. In April 2015, we leased additional space in Santa Barbara under a lease that expires in 2020. In addition to our headquarters, we lease space in San Diego, California and Dallas, Texas under leases that expire in 2016.

We lease all of our facilities and do not own any real property. We intend to procure additional space as we add employees and expand geographically. We believe our current facilities are adequate for our current needs and that, should it be needed, suitable additional or alternative space will be available to accommodate any such expansion of our operations.

Intellectual Property

We rely on a combination of patents, copyrights, trademarks, trade secrets, confidentiality procedures and contractual restrictions to establish and protect our proprietary rights in our core solutions and Value+ services. As of December 31, 2014, we had eight issued U.S. patents that directly relate to our technology that expire between 2028 and 2031, and we had three pending patent applications in the United States and two pending patent applications internationally. We intend to pursue additional patent protection to the extent we believe it would be beneficial and cost effective.

We registered “AppFolio” and certain other marks as trademarks in the United States and several other jurisdictions. We also filed trademark applications in the United States and certain other jurisdictions and will pursue additional trademark registrations to the extent we believe it would be beneficial and cost effective. We are the registered holder of a variety of domestic and international domain names that include “appfolioinc.com,” “appfolio.com,” “mycase.com,” “propertymanager.com” and similar variations. We also license software from third parties for use in our solutions, including open source software and other software available on standard commercial terms.

We control access to our proprietary technology by entering into confidentiality and invention assignment agreements with our employees and contractors and confidentiality agreements with third parties. Despite our precautions, it may be possible for unauthorized third parties to copy our software solutions and use information that we regard as proprietary to create products and services that compete with ours.

Some license provisions protecting against unauthorized copying, use, transfer and disclosures of our software solutions may be unenforceable under the laws of certain jurisdictions and foreign countries. In addition, the laws of some countries do not protect proprietary rights to as great an extent as the laws of the

United States, and many foreign countries do not enforce these laws as diligently as government agencies and private parties in the United States. To the extent that we expand internationally, our exposure to unauthorized copying and use of our software solutions and misappropriation of our proprietary technology may increase.

We expect that software and other solutions in our industry may be increasingly subject to third-party infringement claims as the number of competitors grows and the functionality of products in different industries and segments overlap. Moreover, many of our competitors and other industry participants have issued patents or filed patent applications, and have asserted claims and related litigation regarding patent and other intellectual property rights. From time to time, third parties have asserted patent, copyright, trademark, trade secret and other intellectual property rights within our industry.

Legal Proceedings

From time to time, we are involved in various legal proceedings arising from the normal course of business activities. We are not presently a party to any litigation the outcome of which, we believe, if determined adversely to us, would individually or taken together have a material adverse effect on our business, operating results, cash flows or financial condition.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information concerning our executive officers and directors as of March 31, 2015:

Name	Age	Position

Executive Officers:

Brian Donahoo	51	President, Chief Executive Officer and Director

Klaus Schauser	52	Chief Strategist, Founder and Director

Jonathan Walker	46	Chief Technology Officer and Founder

Ida Kane	45	Chief Financial Officer

Non-Employee Directors:

Andreas von Blottnitz(1)(2)	49	Chairman of the Board of Directors

Timothy Bliss(2)	62	Director

(1)	Member of our audit committee.
(2)	Member of our compensation committee.
(3)	Member of our nominating and corporate governance committee.

Executive Officers

Brian Donahoo has served as our President and Chief Executive Officer and as a director since 2007. From 1999 to 2007, Mr. Donahoo served as the Senior Vice President for Products and Services at Expertcity, Inc. a provider of web-based remote desktop access software, which was acquired by Citrix Systems, Inc., (NASDAQ: CTXS) in 2004 and later renamed CitrixOnline LLC. Previously, Mr. Donahoo served as Site Director at Stream International, a provider of services to the technology industry, from 1995 to 1999. Mr. Donahoo received a B.S. in Psychology from Colorado State University.

We believe Mr. Donahoo’s valuable perspective and experience as our President and Chief Executive Officer, considerable experience in the software industry, and extensive leadership skills qualify him to serve on our board of directors.

Klaus Schauser co-founded AppFolio in 2006 and has served as our Chief Strategist and a director since 2007. Mr. Schauser was a co-founder and, from 1999 to 2005, the Chief Technology Officer, of Expertcity, Inc., which was acquired by Citrix Systems, Inc. (NASDAQ: CTXS) in 2004. He has also served as a Professor of Computer Science at the University of California, Santa Barbara. Mr. Schauser received a Ph.D. in Computer Science from the University of California, Berkeley.

We believe Mr. Schauser’s background as the founder of two cloud-based solution providers, as well as his deep industry and technology experience, qualify him to serve on our board of directors.

Jonathan Walker co-founded AppFolio in 2006 and has served as our Chief Technology Officer since 2006. Prior to co-founding AppFolio, in 2004, Mr. Walker co-founded Versora, Inc., a provider of software products and professional integration services, and served as its Chief Technology Officer from 2004 to 2006. Prior to founding Versora, Inc., Mr. Walker served as Chief Technology Officer of Miramar Systems, Inc., a data migration solutions provider, until its acquisition by CA, Inc. (NASDAQ: CA) in 2004. Mr. Walker received a B.S. in Business and Economics from Westmont College.

Ida Kane has served as our Chief Financial Officer since February 2015. From 2010 to 2015, Ms. Kane served as Chief Financial Officer and Corporate Secretary of Rightscale, Inc., a cloud-based solution provider. From 2005 to 2009, Ms. Kane served as Chief Financial Officer at thinkorswim Group Inc. (NASDAQ: SWIM), an online option trading and investor education company, until its sale to TD Ameritrade Holding Corporation (NYSE: AMTD). Prior to joining thinkorswim Group Inc., Ms. Kane served as Chief Financial Officer and Vice President of Operations of a business unit of Franklin Covey Co. (NYSE: FC). Ms. Kane received a B.S. in Accounting and an M.B.A. from the University of Miami in Florida and earned her CPA license (inactive) from the State of Florida.

Non-Employee Directors

Timothy Bliss has served as a member of our board of directors since 2008. Mr. Bliss is a partner at Investment Group of Santa Barbara, LLC, or IGSB, one of our principal stockholders. Mr. Bliss joined IGSB in 1974 and has been a partner since 1982. He also serves on the board of directors of a private company. He received a B.A. from Harvard College and an M.B.A. from the Stanford Graduate School of Business.

We believe Mr. Bliss’s seven years of experience with AppFolio and his long history of investing in and building technology companies qualify him to serve on our board of directors.

Andreas von Blottnitz has served as a member of our board of directors since 2007. Mr. von Blottnitz serves as a venture partner of BV Capital Management, LLC, or BV Capital, one of our principal stockholders, which he joined in 2005. He currently serves on the board of directors of a number of private companies. From 1999 to 2004, he served as the Chief Executive Officer of Expertcity, Inc., which was acquired by Citrix Systems, Inc. (NASDAQ: CTXS) in 2004. Mr. von Blottnitz received a B.A. in Business Sciences from Wirtschaftsakademie in Hamburg, Germany.

We believe Mr. von Blottnitz’s background as a director and officer of multiple companies in the technology industry, his extensive investing experience, and his leadership and strategic planning skills qualify him to serve on our board of directors.

Director Independence

Our board of directors has undertaken a review of the independence of each of our directors. Based on the information provided by each director concerning his background, employment and affiliates, our board of directors has affirmatively determined that Messrs. von Blottnitz, Bliss,              and              do not have relationships that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors meet the definition of “independent director” under the applicable NASDAQ listing standards. In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant, including the transactions described in the section entitled “Certain Relationships and Related Party Transactions.”

Board of Directors

Our board of directors consists of              members,              of whom qualify as independent under the applicable NASDAQ listing standards. Pursuant to our current certificate of incorporation and amended and restated voting agreement, Mr. von Blottnitz serves on our board of directors as nominee of the holders of our Series A convertible preferred stock, Mr. Bliss serves on our board of directors as nominee of the holders of our Series B convertible preferred stock, Series B-1 convertible preferred stock, Series B-2 convertible preferred stock, and Series B-3 convertible preferred stock, voting together as a single class, and Mr. Donahoo serves on our board of directors as the designee reserved for the person serving as our Chief Executive Officer. Our amended and restated voting agreement will terminate upon the completion of this offering, and the provisions of our current certificate of incorporation by which our directors were elected will be amended and restated in connection with this offering. See the section entitled “Certain Relationships and Related Party Transactions—Amended and Restated Voting Agreement,” for additional information.

After the completion of this offering, the number of directors will be fixed by our board of directors, subject to the terms of our amended and restated certificate of incorporation and amended and restated bylaws that will become effective immediately prior to the completion of this offering. Following this offering, the persons nominated for director at each annual meeting of stockholders who receive the highest number of affirmative votes will be elected to our board of directors.

Classified Board of Directors

Upon the completion of this offering, our amended and restated certificate of incorporation and amended and restated bylaws will provide for a classified board of directors consisting of three classes of directors, each serving staggered three-year terms. Our directors will be divided among the three classes as follows:

•	Class I will initially consist of and , whose terms will expire at our annual meeting of stockholders to be held in 2016;

•	Class II will initially consist of and , whose terms will expire at our annual meeting of stockholders to be held in 2017; and

•	Class III will initially consist of and , whose terms will expire at our annual meeting of stockholders to be held in 2018.

Directors in a particular class will be elected for a three-year term at the annual meeting of stockholders in the year in which the term of that class of directors expires. As a result, only one class of directors will be elected at each annual meeting of stockholders, with the other classes continuing for the remainder of their respective three-year terms. Each director’s term continues until the election and qualification of his or her successor, or his or her earlier death, resignation or removal. Any newly created directorships resulting from an increase in the number of directors or a vacancy may be filled by the directors then in office.

Directors may only be removed for cause by the affirmative vote of the holders of a majority of the combined voting power of the outstanding shares of our capital stock. Because only one-third of our directors will be elected at each annual meeting, two consecutive annual meetings of stockholders could be required for stockholders to change a majority of our board of directors.

This classification of our board of directors may have the effect of delaying, deterring or preventing changes in control of our company.

Board Leadership Structure and Board Role in Risk Oversight

The positions of Chairman of our board of directors and Chief Executive Officer are presently separated. We believe that separating these positions allows our Chief Executive Officer to focus on our day-to-day business, while allowing our Chairman to lead our board of directors in its fundamental role of providing advice to and independent oversight of management. Our board of directors recognizes the time, effort and energy that our Chief Executive Officer is required to devote to his position in the current business environment, as well as the commitment required to serve as our Chairman, particularly as our board of directors’ oversight responsibilities continue to grow. While our amended and restated bylaws and corporate governance principles do not require that our Chairman and Chief Executive Officer positions be separate, our board of directors believes that having separate positions is the appropriate leadership structure for us at this time and demonstrates our commitment to good corporate governance.

Committees of the Board of Directors

Our board of directors has established three permanent committees: our audit committee; our compensation committee; and our nominating and corporate governance committee. Applicable NASDAQ listing standards require that each committee of our board of directors has at least one independent director on the listing date of our common stock, has a majority of independent directors within 90 days after that date, and be fully independent within one year after that date. The composition of our audit committee, compensation committee and nominating and corporate governance committee will satisfy these independence requirements prior to each of these phase-in dates. Our board of directors has adopted written charters for each of these committees, all of which satisfy the applicable NASDAQ listing standards and will be available on our website upon the completion of this offering. In addition, from time to time, special committees may be established under the direction of our board of directors when necessary to address specific issues. Members will serve on these committees until their resignation or until otherwise determined by our board of directors. The composition and responsibilities of each of the committees of our board of directors are described below.

Audit Committee

We have an audit committee consisting of Messrs. von Blottnitz,              and             , each of whom has been determined to satisfy the independence and financial literacy requirements under applicable SEC rules and regulations and the applicable NASDAQ listing standards.              serves as chair of our audit committee. Our board of directors has affirmatively determined that              is an “audit committee financial expert” within the meaning of Item 407(d) of Regulation S-K under the Securities Act. Upon the completion of this offering, our audit committee will be responsible for, among other things:

•	appointing, terminating, compensating and overseeing the work of any independent registered public accounting firm engaged to prepare or issue an audit report or other audit, review or attest services;

•	monitoring and evaluating the independent registered public accounting firm’s qualifications, performance and independence on an ongoing basis;

•	reviewing and discussing with management and the independent registered public accounting firm our annual and quarterly financial statements;

•	reviewing and discussing the adequacy and effectiveness of our auditing, accounting and financial reporting processes and systems of internal control that are followed by the independent registered public accounting firm, our internal audit function and our financial and senior management;

•	establishing and overseeing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters, including procedures for the confidential, anonymous submission by our employees regarding questionable accounting or auditing matters;

•	investigating any matter within the scope of its duties brought to its attention and engaging independent counsel and other advisors as our audit committee deems necessary;

•	reviewing and approving related party transactions for potential conflict of interest situations on an ongoing basis; and

•	reviewing and assessing the adequacy of its written charter on an annual basis;

•	overseeing such other matters as are specifically delegated to our audit committee by our board of directors from time to time.

Compensation Committee

We have a compensation committee consisting of Messrs. von Blottnitz, Bliss and             , each of whom has been determined to be an independent director under applicable SEC rules and regulations and the applicable NASDAQ listing standards. Each member of our compensation committee is also a non-employee director, as

defined by Rule 16b-3 promulgated under Exchange Act, and an outside director, as defined by Section 162(m) of the Code.              serves as chair of our compensation committee. Upon the completion of this offering, our compensation committee will be responsible for, among other things:

•	assisting our board of directors in developing and reviewing the compensation programs and strategy applicable to our directors and senior management, and overseeing our overall compensation philosophy;

•	reviewing and recommending to our board of directors for approval our cash and equity incentive plans, including individual grants or awards thereunder;

•	reviewing and recommending to our board of directors for approval the terms of any employment agreement, severance or change-in-control arrangement, or other compensatory arrangement with any executive officers or other key employees;

•	reviewing and discussing with management the tables and narrative discussion regarding executive officer and director compensation to be included in the annual proxy statement;

•	reviewing and assessing the adequacy of its written charter on an annual basis; and

•	overseeing such other matters as are specifically delegated to our compensation committee by our board of directors from time to time.

Nominating and Corporate Governance Committee

We have a nominating and corporate governance committee consisting of                  and                 , each of whom has been determined to be an independent director under applicable SEC rules and regulations and the applicable NASDAQ listing standards.                  serves as chair of our nominating and corporate governance committee. Upon the completion of this offering, our nominating and corporate governance committee will be responsible for, among other things:

•	assisting our board of directors in identifying individuals qualified to become board members, consistent with criteria approved by our board of directors;

•	recommending that our board of directors select the director nominees for election at each annual meeting of stockholders or to fill newly created directorships and vacancies on the board of directors in accordance with our amended and restated bylaws;

•	developing and recommending to our board of directors such corporate governance guidelines and procedures as the nominating and corporate governance committee determines is appropriate from time to time;

•	overseeing the evaluation of our board of directors and of each committee of our board of directors;

•	generally advising our board of directors on corporate governance and related matters;

•	reviewing and assessing the adequacy of its written charter on an annual basis; and

•	overseeing such other matters as are specifically delegated to our nominating and corporate governance committee by our board of directors from time to time.

Codes of Business Conduct and Ethics

We have adopted a code of business conduct and ethics relating to the conduct of our business by all of our employees, officers and directors, as well as a separate code of business conduct and ethics applicable to our Chief Executive Officer and senior financial officers, both of which will be available on our website upon the completion of this offering. We expect that any amendment to either code of business conduct and ethics, or any waivers of their respective requirements, will be disclosed on our website or in our future filings under the Exchange Act.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee is or has been an officer or employee of our company. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee (or other committee performing equivalent functions) of any entity that has one or more executive officers serving on our board of directors or compensation committee. No interlocking relationship exists between any member of the board of directors or any member of the compensation committee (or other committee performing equivalent functions) of any other company.

Mr. Bliss, a member of our compensation committee, is a partner at IGSB. Since January 1, 2012, Mr. Bliss and certain entities affiliated with IGSB, or the IGSB entities, purchased shares of our convertible preferred stock in the following transactions: in September 2012, Mr. Bliss and the IGSB entities purchased an aggregate of 498,927 and 4,775,447 shares, respectively, of our Series B-2 convertible preferred stock from us at a purchase price of $1.40301 per share, for an aggregate purchase price of $0.7 million and $6.7 million, respectively; and in November 2013, Mr. Bliss and the IGSB entities purchased an aggregate of 379,820 and 2,405,526 shares, respectively, of our Series B-3 convertible preferred stock from us at a purchase price of $1.97462 per share, for an aggregate purchase price of $0.8 million and $4.7 million, respectively.

The sales of our convertible preferred stock to Mr. Bliss and the IGSB entities were made in connection with our convertible preferred stock financings and on substantially the same terms and conditions as all other sales of our convertible preferred stock by us in each such financing. Mr. Bliss and the IGSB entities are also parties to our amended and restated investors’ rights agreement, amended and restated right of first refusal and co-sale agreement and amended and restated voting agreement.

We have entered into an indemnification agreement with each of our directors. See the section entitled “Certain Relationships and Related Party Transactions” for additional information.

Director Compensation

In 2014, our non-employee directors did not receive any compensation for their service on our board of directors or committees of our board of directors. Historically, we have reimbursed all non-employee directors for travel and out-of-pocket expenses incurred in connection with their service on our board of directors or committees of our board of directors, including attending board and committee meetings. After the completion of this offering, we will continue to reimburse our non-employee directors for expenses incurred in attending board and committee meetings.

Our directors who are also our employees receive no additional compensation for their service as directors. During 2014, Messrs. Donahoo and Schauser were our employees. See the section entitled “Executive Compensation” for additional information.

Prior to the completion of this offering, we intend to implement a director compensation policy pursuant to which our non-employee directors would be eligible to receive compensation for their service on our board of directors and committees of our board of directors. We intend to disclose the terms of this policy in accordance with applicable SEC rules and regulations.

EXECUTIVE COMPENSATION

This narrative discussion of the compensation policies and arrangements that apply to our named executive officers is intended to assist your understanding of, and to be read in conjunction with, the Summary Compensation Table and related disclosures set forth below. As an emerging growth company, we are eligible to comply with the executive compensation disclosure rules applicable to a “smaller reporting company,” as defined in applicable SEC rules and regulations.

Named Executive Officers

Our named executive officers include our principal executive officer and our two other most highly compensated executive officers who were serving as executive officers as of December 31, 2014. For 2014, our named executive officers were:

•	Brian Donahoo, who currently serves as our President and Chief Executive Officer, as well as a member of our board of directors, and is our principal executive officer;

•	Klaus Schauser, who currently serves as our Chief Strategist, as well as a member of our board of directors; and

•	Jonathan Walker, who currently serves as our Chief Technology Officer.

Compensation Objectives

The primary objective of our executive compensation programs is to attract and retain talented executives with the skills necessary to lead us in achieving our strategic objectives and creating long-term value for our stockholders. We recognize that there is significant competition for talented executives within our industry, especially in Santa Barbara, California where our headquarters are located, and it can be particularly challenging for early-stage companies to recruit executives of the caliber necessary to achieve our goals.

Our executive compensation decision-making process has historically been impacted by the fact that each of our named executive officers owns a substantial number of the shares of our outstanding capital stock, which serves to align their interests with those of our stockholders. This has resulted in our paying our named executive officers lower amounts of cash compensation than might otherwise be expected for officers with similar titles and responsibility levels at similar companies.

When establishing our executive compensation programs going forward, we expect to be guided by the following principles:

•	attract and retain executives with the background, experience and vision required for our long-term growth and success;

•	provide a total compensation package, taking into account cash and non-cash compensation, that is generally competitive with other companies in our industry that are of a similar size and stage of growth; and

•	continue to align the interests of our executives with those of our stockholders by tying a portion of total compensation to the achievement of strategic objectives that we believe will drive our long-term growth and success, and, where appropriate, provide additional grants of equity-based awards.

Compensation Determinations

Historically, our full board of directors has been responsible for establishing our overall executive compensation programs, including approving the compensation program for our named executive officers. Following the completion of this offering, our compensation committee, which is comprised solely of independent directors, will assist our board of directors in developing and reviewing the compensation programs and strategy applicable to our directors and executive officers, and overseeing our overall compensation philosophy. See the section entitled “Management—Committees of the Board of Directors” for additional information.

Compensation Program

In light of the compensation objectives discussed above, the compensation program for our named executive officers generally consists of a base salary, a cash bonus program, equity-based awards and other benefits as described below.

Base Salary

We pay base salaries to attract and retain key executives with the necessary background, experience and vision required for our future growth and success. Base salaries generally reflect each executive officer’s title and responsibility level, individual performance, business experience and equity ownership. Base salaries are reviewed periodically and adjusted in response to factors such as title, responsibility level and individual performance.

Cash Bonus Program

For 2014, we adopted a cash bonus program that applied to each of our named executive officers, as well as to certain other senior management personnel. The principal purpose of the cash bonus program was to align the payment of cash bonuses to executives with the achievement of strategic objectives that our board of directors believed would continue to position us for long-term success, which, in 2014, related to generating continued revenue growth and improving cash flow from operations. As a result of these objectives, our board of directors tied the payment of cash bonuses to revenue and operating margin targets.

Pursuant to the cash bonus program, our board of directors initially established targets for each of the two specified financial metrics, as well as a targeted aggregate bonus pool amount. Each participant was then eligible to receive cash bonus payments based upon our actual financial performance relative to the targeted amounts for the financial metrics. The payments made to each plan participant were equal regardless of title or position with us. The targeted cash bonus payments were approximately $88,000 per participant. See the section entitled “—Summary Compensation Table” for additional information.

Equity-Based Awards

In keeping with our compensation objectives discussed above, we believe that meaningful equity ownership is important to align the interests of our executives with those of our stockholders and to provide our executives with incentives to create long-term value for our stockholders. The executives’ interests are aligned with stockholders because, as the value of our common stock increases or decreases over time, the value of their equity-based awards increases or decreases as well.

Our outstanding equity awards have principally been granted pursuant to the 2007 Plan. The 2007 Plan allows for the issuance of equity awards to our executives in the form of stock options or restricted stock. Equity awards granted to our executives pursuant to the 2007 Plan, whether in the form of stock options or restricted stock, typically vest as to 25% of the shares on the first anniversary of the grant date, and then in 36 equal monthly installments thereafter such that the full number of shares will be vested four years following the grant date. We believe that granting equity awards that vest over time promotes the retention of our executives. See the section entitled “—Outstanding Equity Awards at Fiscal Year End” for additional information.

To the extent we grant equity awards to our named executive officers and other employees in the future, we expect the grants will be made pursuant to the 2015 Plan. Our compensation committee will have the discretion to determine the type, amount and other terms of these awards taking into account our compensation objectives discussed above, subject to approval of our board of directors. See the section entitled “—Stock Incentive Plans” for additional information.

Benefits

We offer a standard benefits package that we believe is necessary to attract and retain key executives. Our named executive officers are eligible to participate in our medical, dental, vision and other welfare benefit plans. We also pay the premiums for long-term disability insurance and life insurance for our named executive officers. Furthermore, we maintain a 401(k) plan for the benefit of our eligible employees, including our named executive officers. Currently, we match contributions made by participants in our 401(k) plan in an amount equal to 50% of the amount contributed by participants, on up to 4% of their base salaries. The benefits provided to our named executive officers generally reflect those provided to all of our employees.

Employment Agreements

We currently do not have employment agreements with any of our named executive officers. All of our named executive officers are employed on an at-will basis, with no fixed term of employment.

Severance Agreements

We currently do not have severance agreements, change-in-control agreements or other similar types of agreements with any of our named executive officers.

Summary Compensation Table

The following table sets forth summary compensation information for our named executive officers for the year ended December 31, 2014.

Name and Title	Year	Salary ($)	Bonus ($)		Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)	Total ($)
Brian Donahoo	2014	250,000	1,703,000	(3)	369,000	60,000	—	2,382,000
President and Chief Executive Officer

Klaus Schauser	2014	150,000	—		—	60,000	—	210,000
Chief Strategist

Jonathan Walker	2014	200,000	—		369,000	60,000	—	629,000
Chief Technology Officer

(1)	Amounts shown in this column do not reflect dollar amounts actually received by our named executive officers. Instead, this amount reflects the aggregate grant-date fair value of the stock options granted in 2014, computed in accordance with the provisions of ASC 718. Assumptions used in the calculation of these amounts are included in Note 2 of the notes to our consolidated financial statements included elsewhere in this prospectus. As required by applicable SEC rules and regulations, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions.
(2)	Amounts shown in this column reflect accumulated payouts for 2014 under our cash bonus program based on our achievement of specified financial metrics. See the section entitled “—Cash Bonus Program” for additional information.
(3)	This amount reflects the payment of a one-time cash bonus, plus applicable tax withholdings, to Mr. Donahoo that was used to repay certain promissory notes in our favor that were initially issued in connection with the purchase of restricted stock. See Note 8 of the notes to our consolidated financial statements included elsewhere in this prospectus.

Outstanding Equity Awards at Fiscal Year End

The following table sets forth information about the outstanding equity awards held by each of our named executive officers as of December 31, 2014.

		Option Awards					Stock Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date	Number of Shares That Have Not Vested (#)		Market Value of Shares That Have Not Vested ($)(1)
Brian Donahoo	12/3/2014	—	300,000	(2)	1.23	12/02/2024	—		—
	7/27/2011	—	—		—	—	145,834	(3)
	4/19/2013	—	—		—	—	217,000	(4)

Klaus Schauser		—	—		—	—	—		—

Jonathan Walker	12/3/2014	—	200,000	(2)	1.23	12/02/2024	—		—
	12/3/2014	—	100,000	(5)	1.23	12/02/2024	—		—

(1)	There was no public market for our common stock as of December 31, 2014. We have estimated the market value of the unvested restricted stock awards based on an assumed initial public offering price of $ per share, which is the midpoint of the price range on the cover page of this prospectus.
(2)	This amount represents options to purchase shares of our common stock that were granted on December 3, 2014 and remained unvested as of December 31, 2014. The shares underlying these options will vest as to 25% of the shares on December 3, 2015, the first anniversary of the grant date, and the remaining shares vest in 36 equal monthly installments thereafter.
(3)	This amount represents shares subject to a restricted stock award that was granted on July 27, 2011 and remained unvested as of December 31, 2014. The restricted stock vested as to 25% of the shares on July 27, 2012, the first anniversary of the grant date, and the remaining shares vest in 36 equal monthly installments thereafter.
(4)	This amount represents shares subject to a restricted stock award that was granted on April 19, 2013 and remained unvested as of December 31, 2014. The restricted stock vested as to 25% of the shares on April 19, 2014, the first anniversary of the grant date, and the remaining shares vest in 36 equal monthly installments thereafter.
(5)	This amount represents options to purchase shares of our common stock that were granted on December 3, 2014 and remained unvested as of December 31, 2014. The shares underlying these options will vest as to 25% of the shares on December 3, 2017, the third anniversary of the grant date, and the remaining shares vest in 36 equal monthly installments thereafter.

Stock Incentive Plans

Our board of directors and stockholders previously adopted the 2007 Plan. In connection with this offering, our board of directors and stockholders have adopted the 2015 Plan and the ESPP, which will become effective on the day immediately prior to the date of completion of this offering.

The following description of each of our equity incentive plans is qualified by reference to the full text of those plans and the related agreements, which are included as exhibits to the registration statement of which this prospectus is a part.

2007 Stock Incentive Plan

The 2007 Plan was approved by our board of directors and stockholders in February 2007. The 2007 Plan amended and restated our 2006 Equity Incentive Plan. The 2007 Plan was most recently amended in July 2014.

Authorized Shares. Our board of directors has determined not to make any further awards under the 2007 Plan following the completion of this offering. The 2007 Plan will continue to govern outstanding awards granted under the 2007 Plan. As of December 31, 2014, an aggregate of 17,019,995 shares of our Class B common stock were reserved for issuance under the 2007 Plan. As of December 31, 2014, options to purchase an aggregate of 4,866,995 shares of our Class B common stock remained outstanding under the 2007 Plan.

Plan Administration. Our board of directors or a committee of our board of directors has the authority to manage and control the administration of the 2007 Plan. In particular, the administrator has the authority to determine the persons to whom awards are granted and the number of shares of our common stock underlying each award. In addition, the administrator has the authority to accelerate the exercisability or vesting of any award, and to determine the specific terms and conditions of each award.

Stock Options. The 2007 Plan permits us to grant options to purchase shares of our common stock that are intended to qualify as incentive stock options under Section 422 of the Code, as well as options that do not so qualify, which are referred to as non-qualified stock options. The term of each stock option will be fixed by the administrator and may not exceed 10 years from the date of grant. Incentive stock options may only be issued to our employees. Non-qualified stock options may be issued to employees, officers, directors, consultants and other service providers. The exercise price of each stock option granted pursuant to the 2007 Plan will be determined by the administrator, and may not be less than 100% of the fair market value of the underlying common stock on the date of grant. If, on the date of grant, the person to whom an incentive stock option is granted owns or is deemed to own stock representing more than 10% of the combined voting power of our outstanding capital stock, then the exercise price of the stock option may not have a term in excess of five years and must have an exercise price of at least 110% of the fair market value of the underlying common stock.

Exercise of Stock Options. The administrator will determine the methods of payment of the exercise price of a stock option, which may include cash, shares or certain other property or consideration acceptable to the administrator. After the termination of service of an employee, officer, director, consultant or other service provider, the participant may exercise his or her stock option, to the extent vested as of the date of termination, within three months after termination or such shorter or longer period of time as stated in his or her stock option agreement, no less than 30 days or more than five years, to the extent required by applicable law. Except as provided by the administrator and as permissible under applicable law, the 2007 Plan does not permit the transferability of stock options and only the recipient of the stock option may exercise a stock option during his or her lifetime.

Restricted Stock. The 2007 Plan also permits us to grant restricted stock awards. Restricted stock awards may be issued to employees, officers, directors, consultants and other service providers. The purchase price for the shares of restricted stock will be determined by our board of directors, and may not be less than 85% of the fair market value of the underlying common stock on the date of grant. If, on the date of grant, the person to whom a restricted stock award is granted owns or is deemed to own stock representing more than 10% of the combined voting power of our outstanding capital stock, then the purchase price for the shares of restricted stock must be at least 100% of the fair market value of the underlying common stock.

Change in Control. With respect to stock options and restricted stock awards granted under the 2007 Plan, our board of directors may provide that, in the event of a “change in control,” as defined in the 2007 Plan, vesting of stock options and restricted stock will accelerate automatically, effective as of immediately prior to the change in control. Our board of directors has the discretion to provide other terms and conditions that relate to the vesting of stock options and restricted stock awards upon a change in control, or for the assumption of stock options or restricted stock awards in the event of a change in control. Outstanding stock options terminate upon a change in control except to the extent they are assumed upon a change in control.

Amendment; Termination. Our board of directors may amend, suspend or terminate the 2007 Plan at any time, subject to compliance with applicable law. No stock options or restricted stock awards may be granted under the 2007 Plan after the date that is 10 years from the date the 2007 Plan was approved by our board of directors. Our board of directors may also amend, modify or terminate any outstanding stock option or restricted stock award, provided that no amendment to a stock option or restricted stock award may substantially affect or impair the rights of a participant previously granted without his or her written consent. As noted above, our board of directors has determined not to grant any further stock options or restricted stock awards under the 2007 Plan following the completion of this offering. All outstanding stock options and restricted stock awards will continue to be governed by their existing terms.

2015 Equity Incentive Plan

We expect that our board of directors and stockholders will adopt the 2015 Plan in its final form prior to the completion of this offering and that the 2015 Plan will become effective on the day immediately prior to the date of completion of this offering.

Authorized Shares. We will reserve an aggregate of              shares of our Class A common stock for issuance under the 2015 Plan. The number of shares reserved for issuance under the 2015 Plan will increase automatically on January 1 of each calendar year beginning in 2016 and continuing through 2025 by the lesser of (i) the number of shares of our Class A common stock subject to awards granted under the 2015 Plan during the preceding calendar year; or (ii) the number of shares of our Class A common stock determined by our board of directors. The number of shares of our Class A common stock is also subject to adjustment in the event of a recapitalization, stock split, reclassification, stock dividend or other change in our capitalization. In addition, the following shares of our Class A common stock will be available for grant and issuance under the 2015 Plan:

•	shares subject to stock options or stock appreciation rights, or SARs, granted under the 2015 Plan that cease to be subject to the stock option or SAR for any reason other than exercise of the stock option or SAR;

•	shares subject to awards granted under the 2015 Plan that are subsequently forfeited or repurchased by us at the original issue price;

•	shares subject to awards granted under the 2015 Plan that otherwise terminate without shares being issued;

•	shares surrendered, cancelled, or exchanged for cash or a different award (or combination thereof); and

•	shares subject to awards under the 2015 Plan that are used to pay the exercise price of an award or withheld to satisfy the tax withholding obligations related to any award.

Plan Administration. The 2015 Plan will be administered by our compensation committee, all of the members of which are independent directors under the applicable NASDAQ listing standards, or by our board of directors acting in place of our compensation committee. Our compensation committee will have the authority to construe and interpret the 2015 Plan, grant awards and make all other determinations necessary or advisable for the administration of the 2015 Plan.

Awards and Eligible Participants. The 2015 Plan authorizes the award of stock options, SARs, restricted stock awards or restricted stock units, or RSUs, performance awards and stock bonuses. The 2015 Plan provides for the grant of awards to our employees, directors, consultants and independent contractors, subject to certain exceptions. No person will be eligible to receive more than              shares of our Class A common stock under the 2015 Plan in any calendar year other than a new employee, who will be eligible to receive no more than              shares of our Class A common stock under the 2015 Plan in the calendar year in which the employee commences employment. No participant will be eligible to receive more than $             in performance awards in any calendar year under the 2015 Plan. No more than              shares of our Class A common stock will be issued under the 2015 Plan pursuant to the exercise of incentive stock options.

Stock Options. The 2015 Plan permits us to grant incentive stock options and non-qualified stock options. The exercise price of stock options will be determined by our compensation committee, and may not be less than 100% of the fair market value of our Class A common stock on the date of grant, subject to certain exceptions. Our compensation committee has the authority to reprice any outstanding stock option (by reducing the exercise price, or canceling the stock option in exchange for cash or another equity award) under the 2015 Plan without the approval of our stockholders. Stock options may vest based on the passage of time or the achievement of performance conditions in the discretion of our compensation committee. Our compensation committee may provide for stock options to be exercised only as they vest or to be immediately exercisable with any shares issued on exercise being subject to our right of repurchase that lapses as the shares vest. The maximum term of stock options granted under the 2015 Plan is 10 years.

Stock Appreciation Rights. SARs provide for a payment to the holder, in cash or shares of our Class A common stock, based upon the difference between the fair market value of our Class A common stock on the date of exercise and the stated exercise price on the date of grant, up to a maximum amount of cash or number of shares. SARs may vest based on the passage of time or the achievement of performance conditions in the discretion of our compensation committee. Our compensation committee has the authority to reprice any outstanding SAR (by reducing the exercise price, or canceling the SAR in exchange for cash or another equity award) under the 2015 Plan without the approval of our stockholders.

Restricted Stock Awards. A restricted stock award represents the issuance to the holder of shares of our Class A common stock, subject to the forfeiture of those shares due to failure to achieve certain performance conditions or termination of employment. The purchase price, if any, for the shares will be determined by our compensation committee. Unless otherwise determined by the administrator at the time of award, vesting will cease on the date the holder no longer provides services to us and unvested shares will be forfeited to or repurchased by us.

Restricted Stock Units. RSUs represent the right on the part of the holder to receive shares of our Class A common stock at a specified date in the future, subject to forfeiture of that right due to failure to achieve certain performance conditions or termination of employment. If an RSU has not been forfeited, then, on the specified date, we will deliver to the holder of the RSU shares of our Class A common stock, cash or a combination of cash and shares of our Class A common stock.

Performance Awards. Performance awards cover a number of shares of our Class A common stock that may be settled upon achievement of performance conditions as provided in the 2015 Plan in cash or by issuance of the underlying common stock. These awards are subject to forfeiture prior to settlement due to failure to achieve certain performance conditions or termination of employment.

Stock Bonuses. Stock bonuses may be granted as additional compensation for past or future service or performance and, therefore, no payment will be required for any shares awarded under a stock bonus. Unless otherwise determined by our compensation committee at the time of award, vesting will cease on the date the holder no longer provides services to us and unvested shares will be forfeited to us.

Change in Control. If we are party to a merger or consolidation, sale of all or substantially all our assets or similar change-in-control transaction, outstanding awards, including any vesting provisions, may be assumed or substituted by the successor company. In the alternative, outstanding awards may be cancelled in connection with a cash payment. Outstanding awards that are not assumed, substituted or cashed out will accelerate in full and expire upon the closing of the transaction. Awards held by non-employee directors will immediately vest as to all or any portion of the shares subject to the award and will become exercisable at such times and on such conditions as our compensation committee determines.

Amendment; Termination. The 2015 Plan will terminate 10 years from the date our board of directors approved it, unless it is terminated earlier by our board of directors. Our board of directors may amend, suspend or terminate the 2015 Plan at any time, subject to compliance with applicable law.

2015 Employee Stock Purchase Plan

We expect that our board of directors and stockholders will adopt the ESPP in its final form prior to the completion of this offering and that the ESPP will become effective on the day immediately prior to the completion of this offering.

Qualified Plan. We have adopted the ESPP in order to enable eligible employees to purchase shares of our Class A common stock at a discount following the completion of this offering. The ESPP is intended to qualify as an employee stock purchase plan under Section 423 of the Code.

Authorized Shares. We have reserved an aggregate of              shares of our Class A common stock for issuance under the ESPP. The number of shares reserved for issuance under the ESPP will increase automatically on January 1 of each calendar year beginning in 2016 and continuing through 2025 by the lesser of (i) the number of shares of our Class A common stock issued or transferred pursuant to rights granted under the ESPP during the preceding calendar year; or (ii) the number of shares of our Class A common stock determined by our board of directors. The number of shares of our Class A common stock is also subject to adjustment in the event of a recapitalization, stock split, reclassification, stock dividend or other change in our capitalization. The aggregate number of shares of our Class A common stock issued over the term of the ESPP will not exceed              shares of our Class A common stock.

Plan Administration. The ESPP will be administered by our compensation committee, all of the members of which are independent directors under the applicable NASDAQ listing standards, or by our board of directors acting in place of our compensation committee.

Eligible Participants. Our employees generally are eligible to participate in the ESPP. Our compensation committee may, in its discretion, elect to exclude employees who work fewer than 20 hours per week or five months in a calendar year. Employees who are 5% stockholders, or would become 5% stockholders as a result of their participation in the ESPP, are ineligible to participate in the ESPP. We may impose additional restrictions on eligibility in compliance with applicable law.

Payroll Deductions. Under the ESPP, eligible employees will be able to acquire shares of our Class A common stock by accumulating funds through payroll deductions. Eligible employees will be able to select a rate of payroll deduction between 1% and 20% of their eligible cash compensation.

Offering Periods. The ESPP is implemented through a series of offering periods under which our employees who meet the eligibility requirements for participation in that offering period will automatically be granted a nontransferable option to purchase shares of our Class A common stock in that offering period using their accumulated payroll deductions. Once an employee is enrolled, participation will be automatic in subsequent offering periods. We have not yet determined when the first offering period will begin, but it is anticipated that each offering period will run for approximately six months, commencing each June 1st and December 1st, with purchases occurring on the last day of each offering period. Our compensation committee has the discretion to change the commencement date of each offering period. In no event may an offering period exceed 27 months. An employee’s participation automatically ends upon termination of employment for any reason.

Limitation on Purchase. No participant will have the right to purchase shares of our Class A common stock in an amount that, when aggregated with the shares subject to purchase rights under all our employee stock purchase plans that are also in effect in the same calendar year, have a fair market value of more than $25,000, determined as of the first day of the applicable offering period.

Purchase Price. The purchase price for shares of our Class A common stock purchased under the ESPP will be 85% of the lesser of the fair market value of our Class A common stock on (i) the first trading day of the applicable offering period and (ii) the last trading day of the applicable offering period.

Change in Control. If we experience a change-in-control transaction or any unusual or nonrecurring transaction or event, our compensation committee has the discretion to provide for the termination of any offering period that commenced prior to the closing of the transaction or event, replace outstanding purchase rights with other rights or property, make adjustments in the number and type of shares subject to outstanding purchase rights, shorten an offering period and provide for the early exercise of purchase rights, or terminate all outstanding purchase rights without being exercised.

Amendment; Termination. The ESPP will terminate 10 years from the date our board of directors approved it, unless it is terminated earlier by our board of directors. Our board of directors may amend, suspend or terminate the ESPP at any time, subject to compliance with applicable law.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the compensation arrangements that are described in the sections entitled “Management” and “Executive Compensation,” the following is a summary of each transaction or series of similar transactions since January 1, 2012, or any currently proposed transaction, to which we were or are a party in which:

•	the amount involved exceeded or exceeds $120,000; and

•	any of our directors or executive officers, any holder of 5% of any class of our voting capital stock, or any member of the immediate family of, or person sharing the household with, any of these individuals or entities (each of which we refer to as a related person), had or will have a direct or indirect material interest.

Other than as described below, since January 1, 2012, there has not been, nor is there currently proposed, any transaction or series of similar transactions in which we were, or currently propose to be, a party where the amount involved exceeds, or will exceed, $120,000, and in which any related person had or will have a direct or indirect material interest.

We believe the terms of the transactions described below were comparable to terms we could have obtained in arm’s length dealings with unrelated third parties.

Series B-2 Convertible Preferred Stock Financing

In September 2012, in connection with our Series B-2 convertible preferred stock financing, we issued and sold an aggregate of 7,127,533 shares our Series B-2 convertible preferred stock at a price per share of $1.40301 for an aggregate purchase price of $10.0 million. The following table sets forth the number of shares of our Series B-2 convertible preferred stock that we issued to our related persons in this transaction:

Name	Number of Shares of Series B-2 Convertible Preferred Stock	Aggregate Purchase Price
Entities affiliated with IGSB(1)	4,775,447	$6,700,000
Timothy Bliss	498,927	700,000

(1)	Affiliates of IGSB whose shares are aggregated for purposes of reporting share ownership information are IGSB Internal Venture Fund III, LLC and IGSB IVP III, LLC. Timothy Bliss, a member of our board of directors, is a member of IGSB, which is the manager of IGSB Internal Venture Fund III, LLC and IGSB IVP III, LLC.

Series B-3 Convertible Preferred Stock Financing

In November 2013, in connection with our Series B-3 convertible preferred stock financing, we issued and sold an aggregate of 6,077,119 shares our Series B-3 convertible preferred stock at a price per share of $1.97462 for an aggregate purchase price of $12.0 million. The following table sets forth the number of shares of our Series B-3 convertible preferred stock that we issued to our related persons in this transaction:

Name	Number of Shares of Series B-3 Convertible Preferred Stock	Aggregate Purchase Price
Entities affiliated with IGSB(1)	2,405,526	$4,750,000
Timothy Bliss	379,820	750,000

(1)	Affiliates of IGSB whose shares are aggregated for purposes of reporting share ownership information are IGSB Internal Venture Fund III, LLC and IGSB IVP III, LLC. Timothy Bliss, a member of our board of directors, is a member of IGSB, which is the manager of IGSB Internal Venture Fund III, LLC and IGSB IVP III, LLC.

Amended and Restated Investors’ Rights Agreement

We are party to an amended and restated investors’ rights agreement that provides, among other things, certain stockholders, including certain of our executive officers, directors and principal stockholders, with demand registration rights, piggyback registration rights, Form S-3 registration rights and a right of first refusal with respect to new issuances of our securities. All registration rights will terminate on the earlier of (i) the date that is five years after our initial public offering, or (ii) as to any stockholder, the first date after our initial public offering on which such stockholder is able to dispose of all of its registrable securities without restriction under Rule 144. The right of first refusal does not apply to, and will terminate upon the completion of, this offering. See the section entitled “Description of Capital Stock—Registration Rights” for additional information.

Amended and Restated Right of First Refusal and Co-Sale Agreement

We are party to an amended and restated right of first refusal and co-sale agreement with certain stockholders, including certain of our executive officers, directors and principal stockholders. Under this agreement, as amended, with certain exceptions and limitations, we obtained a right of first refusal if certain of our preexisting stockholders propose to transfer any of their shares of our capital stock, and we granted certain stockholders a right of first refusal for any remaining shares for which we do not exercise our right of first refusal. Since January, 2012, we have waived our right of first refusal in connection with the sale of certain shares of our capital stock, including sales by certain of our executive officers. Additionally, certain other stockholders have a right of co-sale, permitting them to sell any shares of our capital stock if our preexisting stockholders sell any shares for which we or certain stockholders do not exercise rights of first refusal. This agreement will terminate upon the completion of this offering.

Amended and Restated Voting Agreement

We are party to an amended and restated voting agreement with certain stockholders, including certain of our executive officers, directors and principal stockholders. Under this agreement, as amended, such stockholders agreed to vote their shares in a certain way with respect to elections of directors to our board of directors and certain proposed sale transactions. This agreement will terminate upon the completion of this offering and none of our stockholders will have any special rights regarding the election or designation of members of our board of directors or any proposal sale transaction.

Notes Receivable for Restricted Stock

In April 2013, we received a promissory note bearing interest at 1% per annum from Mr. Donahoo in the principal amount of approximately $0.2 million in connection with, and to facilitate, his purchase of restricted stock. This note was secured by the underlying shares and unvested shares were subject to repurchase by us upon his termination of employment at the original purchase price. In December 2014, we paid a one-time cash bonus, plus applicable tax withholdings, to Mr. Donahoo that was used to repay in full this promissory note, as well as additional promissory notes received from Mr. Donahoo prior to 2012. See Note 8 of the notes to our consolidated financial statements included elsewhere in this prospectus.

Limitation of Liability and Indemnification of Directors and Officers

Our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective immediately prior to the completion of this offering, provide that we will indemnify our directors and officers to the fullest extent permitted by law. In addition, as permitted by the laws of the State of Delaware, we have entered into indemnification agreements with each of our directors and executive officers. Under the terms of our indemnification agreements, we are required to indemnify each of our directors and executive officers, to the fullest extent permitted by the laws of the State of Delaware, if the indemnitee acted in good faith and in a manner the indemnitee reasonably believed to be in or not opposed to our best interests and, with respect to any criminal proceeding, had no reasonable cause to believe the indemnitee’s conduct was unlawful. We must indemnify our directors and executive officers against any and all (i) costs and expenses (including attorneys’ and experts’ fees, expenses and charges) actually and reasonably paid or incurred in connection with investigating, defending, being a witness in or participating in, or preparing to investigate, defend, be a witness in or participate in, and (ii) damages, losses, liabilities, judgments, fines, penalties (whether civil, criminal or other), excise taxes, and amounts paid or payable in settlement and all other charges paid or payable in connection with, in the case of either (i) or (ii), any threatened, pending or completed action, suit, proceeding, alternate dispute resolution mechanism, investigation or inquiry related to the fact that (a) such person is or was a director, officer, employee or agent of ours or (b) such person is or was serving at our request as a director, officer, employee, member, manager, partner, trustee or agent of another corporation, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise. The indemnification agreements also require us, if so requested, to advance within 20 days of such request any and all costs and expenses that such director or executive officer incurs, provided that such person agrees to return any such advance if it is ultimately determined that such person is not entitled to be indemnified for such costs and expenses. Our amended and restated bylaws also require that such person return any such advance if it is ultimately determined that such person is not entitled to indemnification by us as authorized by the laws of the State of Delaware.

We are not required to provide indemnification under our indemnification agreements for certain matters, including: (i) indemnification in connection with certain proceedings or claims initiated or brought voluntarily by the director or executive officer, (ii) indemnification that is finally determined, under the procedures and subject to the presumptions set forth in the indemnification agreements, to be unlawful, (iii) indemnification related to disgorgement of profits made from the purchase or sale of our securities under Section 16(b) of the Exchange Act, or similar provisions of state statutory or common law, or (iv) indemnification for reimbursement to us of any bonus or other incentive-based or equity-based compensation previously received by the director or executive officer or payment of any profits realized by the director or executive officer from the purchase or sale of our securities, as required in each case under the Exchange Act (including any such reimbursements under Section 304 of the Sarbanes-Oxley Act) in connection with an accounting restatement or the payment to us of profits arising from the purchase or sale by the director or executive officer of our securities in violation of Section 306 of the Sarbanes-Oxley Act, our amended and restated certificate of incorporation, our amended and restated bylaws or otherwise, except with respect to any excess amount beyond the amount so received by the director or officer. The indemnification agreements require us, to the extent that we maintain an insurance policy or policies providing liability insurance for our directors or executive officers, to cover such person by such policy or policies to the maximum extent available.

We have obtained insurance policies under which, subject to the limitations of the polices, coverage is provided to our directors and executive officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or executive officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these directors and executive officers pursuant to our indemnification obligations or otherwise as a matter of law.

Certain of our non-employee directors may, through their relationship with their employers, be insured and/or indemnified against certain liabilities incurred in their capacity as members of our board of directors.

Policies and Procedures for Approval of Related Party Transactions

Historically, we have not had a formal policy for the review and approval of transactions with related persons, although our board of directors has historically reviewed and approved any transaction involving us in which a director or officer had a financial interest, including the transactions described above. Prior to approving such a transaction, the material facts relating to the particular director’s or officer’s financial or other interest in the transaction were disclosed to our board of directors. Our board of directors took this information into account when evaluating the particular transaction and in determining whether such transaction was fair to us and in the best interest of all of our stockholders.

We recently adopted a formal related party transaction policy. Pursuant to this policy, the chair of our audit committee is charged with primary responsibility for determining whether, based on the particular facts and circumstances, a related person has a direct or indirect material interest in a proposed or existing transaction involving us. To assist the chair of our audit committee in making this determination, the policy sets forth certain categories of transactions that are deemed not to involve a direct or indirect material interest on behalf of the related person. If, after applying these categorical standards and weighing all of the facts and circumstances, the chair of our audit committee determines that the related person would have a direct or indirect material interest in the transaction, the chair of our audit committee must present the transaction to our audit committee for review. Our audit committee must then either approve or reject the transaction in accordance with the terms of the policy.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our common stock, as of March 31, 2015 and upon the completion of this offering, for:

•	each of our named executive officers;

•	each of our directors;

•	all our current executive officers and directors as a group; and

•	each person, or group of affiliated persons, known by us to be the beneficial owner of more than 5% of the outstanding shares of our common stock.

For purposes of the table below, the percentage ownership calculations for beneficial ownership prior to this offering are based on no shares of our Class A common stock and 104,495,463 shares of our Class B common stock outstanding as of March 31, 2015, after giving effect to the conversion and reclassification of all outstanding shares of our existing common stock and convertible preferred stock into shares of our Class B common stock in connection with this offering. The percentage ownership calculations for beneficial ownership after this offering are based on             shares of our Class A common stock and 104,495,463 shares of our Class B common stock outstanding upon the completion of this offering, assuming no exercise of the underwriters’ option to purchase additional shares of our Class A common stock.

Beneficial ownership is determined in accordance with applicable SEC rules and regulations and includes voting or investment power with respect to the shares of our common stock. Shares of our common stock that may be acquired by an individual or group within 60 days of March 31, 2015, pursuant to the exercise of options, warrants or other rights, are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table.

Except as indicated in footnotes to the table, we believe that the stockholders named in the table have sole voting and investment power with respect to all shares of our common stock shown to be beneficially owned by them, based on information provided to us by such stockholders. The address for each director and executive officer listed is: c/o AppFolio, Inc., 50 Castilian Drive, Goleta, California 93117.

Name of Beneficial Owner	Class B Common Stock Beneficially Owned Before this Offering		% of Total Voting Power Before this Offering	Common Stock Beneficially Owned After this Offering				% of Total Voting Power After this Offering
				Class A		Class B
	Number	%		Number	%	Number	%
5% Stockholders:
Entities affiliated with IGSB(1)	35,443,870	33.9%	33.9%
Entities affiliated with BV Capital(2)	15,162,208	14.5%	14.5%
Directors and Named Executive Officers:
Andreas von Blottnitz(3)	967,800	*	*
Timothy Bliss(4)	38,129,757	36.5%	36.5%
Brian Donahoo(5)	5,064,594	4.8%	4.8%
Klaus Schauser(6)	18,778,336	18.0%	18.0%
Jonathan Walker(7)	7,598,598	7.3%	7.3%
All current directors and executive officers as a group (six persons)(8)	70,639,085	67.6%	67.6%

*	Represents beneficial ownership of less than one percent.
(1)

Consists of (i) 9,722,308 shares held by IGSB Internal Venture Fund II, LLC, (ii) 3,004,808 shares held by IGSB Internal Venture Fund III, LLC, (iii) 18,482,118 shares held by IGSB IVP II, LLC and (iv) 4,234,636 shares held by IGSB IVP III, LLC. Mr. Bliss, one of our directors, is the manager of IGSB IVP II, LLC and IGSB Internal Venture Fund II, LLC (together, the “IGSB II Entities”) and possesses sole voting and dispositive power with respect to the IGSB II Entities’ shares. IGSB is the manager of IGSB IVP III, LLC and IGSB Internal Venture Fund III, LLC (together, the “IGSB III Entities”). Mr. Bliss, Maurice Duca and William R. Rauth, III are the members of IGSB and possess shared voting and dispositive power with respect to the IGSB III Entities’ shares. The address for each of the entities affiliated with IGSB is P.O. Box 5609, Santa Barbara, CA 93150.
(2)	Consists of (i) 6,041,921 shares held by BV Capital Fund II, L.P., (ii) 1,193,366 shares held by BV Capital Fund II-A, L.P. and (iii) 7,926,921 shares held by BV Capital GmbH & Co Beteiligungs KG No. 1. BV Capital GP II, LLC is the sole general partner of each of BV Capital Fund II, L.P., BV Capital Fund II-A, L.P. and BV Capital GmbH & Co. Beteiligungs KG No. 1. BV Capital Management, LLC is the sole managing member of BV Capital GP II, LLC. Matthias Schilling is the sole managing member of BV Capital Management, LLC, and has sole voting and investment power over these shares. The address for the entities affiliated with BV Capital is 600 Montgomery Street, 43rd Floor, San Francisco, CA 94111.
(3)	Consists of shares held by Oceanlink Investments Limited, which is managed by a board of directors that possesses sole voting and dispositive power with respect to these shares. Oceanlink Trust, of which Mr. von Blottnitz is a trustee and beneficiary, holds all of the equity interests of Oceanlink Investments Limited. Mr. von Blottnitz possesses shared power to revoke Oceanlink Trust and therefore may be deemed to beneficially own these shares. The address for Oceanlink Investments Limited is P.O. Box 621, Le Gallais Chambers, 54 Bath Street, St. Helier, Jersey, Channel Islands JE48YD.
(4)	Consists of (i) the shares identified in footnote (1) above, (ii) 2,518,536 shares held by Mr. Bliss in a self-directed IRA account and (iii) 167,351 shares held by the Timothy Bliss & Virginia Bliss Family Trust dated April 2, 1982, of which Mr. Bliss and his spouse serve as co-trustees.
(5)	Includes 219,917 shares that may be repurchased by us at the original purchase price as of 60 days following March 31, 2015.
(6)	Consists of shares held by the 1206 Family Trust dated December 13, 2002, of which Mr. Schauser and his spouse serve as co-trustees.
(7)	Consists of (i) 7,516,098 shares held directly by Mr. Walker, and (ii) 82,500 shares held by PENSCO Trust Company FBO Jonathan Walker.
(8)	Includes 319,917 shares that may be repurchased by us at the original purchase price as of 60 days following March 31, 2015.

DESCRIPTION OF CAPITAL STOCK

A summary description of our capital stock, and the material terms and provisions of our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective immediately prior to the completion of this offering and will affect the rights of holders of our capital stock, is set forth below. Because it is only a summary, it may not contain all the information that is important to you in making a decision to invest in our Class A common stock. For a complete description, you should refer to our amended and restated certificate of incorporation and amended and restated bylaws, which are included as exhibits to the registration statement of which this prospectus is a part.

Upon the completion of this offering, our amended and restated certificate of incorporation will provide for two classes of common stock: Class A common stock and Class B common stock. In addition, our amended and restated certificate of incorporation will authorize shares of undesignated preferred stock, the powers, preferences and rights of which may be designated from time to time by our board of directors.

Upon the filing of our amended and restated certificate of incorporation, our authorized capital stock will consist of              shares, all with a par value of $0.0001 per share, of which:

•	shares will be designated Class A common stock;

•	shares will be designated Class B common stock; and

•	shares will be designated preferred stock.

We are offering shares of our Class A common stock in this offering. All shares of our existing common stock and convertible preferred stock outstanding immediately prior to the completion of this offering will be converted and reclassified into shares of our Class B common stock. In addition, all options to purchase shares of our common stock outstanding immediately prior to the completion of this offering will become exercisable for shares of our Class B common stock.

As of December 31, 2014, and after giving effect to the conversion and reclassification of all outstanding shares of our existing common stock and convertible preferred stock into shares of our Class B common stock in connection with this offering, there were:

•	No shares of our Class A common stock outstanding;

•	104,196,556 shares of our Class B common stock outstanding held by 130 stockholders of record;

•	4,866,995 shares of our Class B common stock issuable upon the exercise of outstanding stock options; and

•	No shares of our preferred stock outstanding.

Class A Common Stock and Class B Common Stock

Dividend Rights. Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of outstanding shares of our Class A common stock and Class B common stock are entitled to receive dividends out of funds legally available at the times and in the amounts that our board of directors may determine. See the section entitled “Dividend Policy” for additional information.

Voting Rights. The holders of our Class A common stock are entitled to one vote per share, and holders of our Class B common stock are entitled to 10 votes per share. The holders of our Class A common stock and Class B common stock will vote together as a single class on all matters submitted to a vote of our stockholders, unless otherwise required by Delaware law or our amended and restated certificate of incorporation. Delaware law could require either holders of our Class A common stock or holders of our Class B common stock to vote separately as a single class in the following circumstances:

•	if we were to seek to amend our amended and restated certificate of incorporation to increase or decrease the par value of a class of our capital stock, then that class would be required to vote separately to approve the proposed amendment; and

•	if we were to seek to amend our amended and restated certificate of incorporation in a manner that alters the powers, preferences or special rights of a class of our capital stock in a manner that affected its holders adversely, then that class would be required to vote separately to approve the proposed amendment.

Our stockholders do not have the ability to cumulate votes for the election of directors. Our amended and restated certificate of incorporation and amended and restated bylaws will provide for a classified board of directors consisting of three classes of approximately equal size, each serving staggered three-year terms. Only one class of directors will be elected at each annual meeting of stockholders, with the other classes continuing for the remainder of their respective three-year terms.

Identical Rights. Except for voting rights, or as otherwise required by applicable law, the shares of our Class A common stock and Class B common stock have the same powers, preferences and rights and rank equally, share ratably and are identical in all respects as to all matters.

No Preemptive or Similar Rights. Our common stock is not entitled to preemptive rights, and is not subject to redemption. There are no sinking fund provisions applicable to our common stock.

Conversion. Each share of our Class B common stock is convertible at any time at the option of the holder into one share of our Class A common stock. In addition, each share of our Class B common stock will convert into one share of our Class A common stock upon any transfer, whether or not for value, except for certain transfers described in our amended and restated certificate of incorporation, including, without limitation, (i) a transfer by a partnership or limited liability company that was a registered holder of our Class B common stock at the “effective time,” as defined in our amended and restated certificate of incorporation, to a partner or member thereof at the effective time or (ii) a transfer to a “qualified recipient,” as defined in our amended and restated certificate of incorporation.

All the outstanding shares of our Class B common stock will convert automatically into shares of our Class A common stock upon the date when the number of outstanding shares of our Class B common stock represents less than 10% of all outstanding shares of our Class A common stock and Class B common stock. Once converted into our Class A common stock, our Class B common stock may not be reissued.

Right to Receive Liquidation Distributions. Upon our dissolution, liquidation or winding-up, the assets legally available for distribution to our stockholders are distributable ratably among the holders of our Class A common stock and Class B common stock, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights and payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Preferred Stock

Effective upon the filing of our amended and restated certificate of incorporation and based on the number of shares of our convertible preferred stock outstanding as of December 31, 2014, there will be no shares of preferred stock outstanding because all outstanding shares of convertible preferred stock will have been converted and reclassified into an aggregate of 68,026,659 shares of our Class B common stock.

Pursuant to the terms of our amended and restated certificate of incorporation, our board of directors will be authorized, subject to limitations prescribed by Delaware law, to issue up to              shares of our preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, and to fix the designation, powers, preferences and rights of the shares of each series and any of its qualifications, limitations or restrictions, in each case without further action by our stockholders. The number of authorized shares of any series of preferred stock may be increased or decreased, but not below the number of shares of that series then outstanding, by the affirmative vote of the holders of a majority of the voting power of our outstanding capital stock entitled to vote thereon, or such other vote as may be required by the certificate of designation establishing the series. The issuance of preferred stock, while providing flexibility in connection with possible financings, acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deterring or preventing a change in our control or the removal of our incumbent directors and officers, and could adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. We have no current plans to issue any shares of preferred stock.

Stock Options

As of December 31, 2014, options to purchase a total of 4,866,955 shares of our Class B common stock were outstanding, with a weighted average exercise price of approximately $0.78 per share under the 2007 Plan.

Registration Rights

Following the completion of this offering, the holders of approximately 68,026,659 shares of our Class B common stock, which will be issued upon the conversion and reclassification of our convertible preferred stock, will have rights, subject to certain conditions and limitations, to include their shares in registration statements relating to our common stock. The holders of at least 40% of the shares subject to these registration rights have the right, beginning no earlier than six months after the effective date of the registration statement filed with respect to this offering, on up to two occasions, to demand that we register such shares under the Securities Act, subject to certain limitations. In addition, in the event that we propose to register any shares of our common stock under the Securities Act either for our account or for the account of other security holders, such holders are entitled to receive notice of such registration and to include their shares of common stock in any such registration. Further, at any time after we become eligible to file a registration statement on Form S-3, any holder of shares subject to these registration rights may require us to file a registration statement under the Securities Act on Form S-3 with respect to shares of our common stock having an aggregate offering price, net of selling expenses, of at least $500,000. These registration rights are subject to certain conditions and limitations, including the right of the underwriters of an offering to limit the number of shares of our common stock held by such holders to be included in such registration statement according to market factors. We are generally required to bear all of the expenses of such registrations, including reasonable fees of a single counsel acting on behalf of all selling holders, but excluding underwriting discounts, selling commissions and stock transfer taxes. Registration of any of the shares of our common stock held by such holders would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon effectiveness of the applicable registration statement. The holders of these shares have waived such rights with respect to this offering.

Antitakeover Provisions of Delaware Law, Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Certain provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws may have the effect of delaying, deterring or preventing another person from acquiring control of us, or removing incumbent officers and directors. These provisions are expected to discourage certain types of coercive takeover practices and takeover bids that our board of directors may consider inadequate and to encourage any person seeking to acquire control of us to first negotiate with our board of directors. We believe the benefits of increased protection of our ability to negotiate with the proponent of an unsolicited proposal to acquire us or remove our incumbent directors and officers, outweighs the disadvantages of discouraging these proposals because, among other things, negotiation of these proposals could result in an improvement of their terms and potential benefits to our stockholders.

Dual Class Common Stock. As described above in the section entitled “—Class A Common Stock and Class B Common Stock,” our amended and restated certificate of incorporation provides for a dual class common stock structure, which will provide the holders of our Class B common stock with significant influence over all matters requiring stockholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale transaction.

Delaware Law. Upon the completion of this offering, we will be governed by the provisions of Section 203 of the DGCL regulating corporate takeovers. This section prevents some Delaware corporations from engaging, under certain circumstances, in a business combination, which includes a merger or sale of at least 10% of the corporation’s assets, with any interested stockholder, meaning a stockholder who, together with its affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of the corporation’s outstanding voting stock, unless:

•	the transaction is approved by the board of directors prior to the time that the interested stockholder became an interested stockholder;

•	upon consummation of the transaction that resulted in the stockholder’s becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

•	subsequent to such time that the stockholder became an interested stockholder, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

These provisions might also have the effect of preventing changes in our management. It is also possible that these provisions could make it more difficult to accomplish transactions that stockholders might otherwise deem to be in their best interests.

Amended and Restated Certificate of Incorporation and Bylaw Provisions. We anticipate that our amended and restated certificate of incorporation and our amended and restated bylaws will include, upon the completion of this offering, a number of other provisions that could deter hostile takeovers or delay, deter or prevent changes in control or the removal of our incumbent directors or officers, including the following:

•	Supermajority Approvals. Our amended and restated certificate of incorporation and our amended and restated bylaws will provide that the affirmative vote of the holders of at least 66 2/3% of the combined voting power of our then-outstanding capital stock is required to amend certain provisions of our amended and restated certificate of incorporation and our amended and restated bylaws. This will have the effect of making it more difficult to amend our amended and restated certificate of incorporation or amended and restated bylaws to remove or modify any of their respective provisions.

•	Director Appointments; Filling Vacancies. Our amended and restated certificate of incorporation and amended and restated bylaws will authorize our board of directors to fill vacant directorships. In addition, the number of directors on our board of directors is fixed exclusively by our board of directors. Newly created directorships resulting from any increase in our authorized number of directors, and any vacancies on our board of directors resulting from death, resignation, retirement, disqualification, removal from office or other cause, will be filled generally by the majority vote of our remaining directors then in office, even if less than a quorum is present. These provisions will prevent a stockholder from increasing the size of our board of directors and gaining control of our board of directors by filling the resulting vacancies with its own nominees.

•	Classified Board. Our amended and restated certificate of incorporation and amended and restated bylaws will provide that our board of directors is classified into three classes of directors, each of which will hold office for a three-year term. In addition, directors may only be removed from our board of directors for cause and then only by the affirmative vote of the holders of at least a majority of the combined voting power of our outstanding capital stock. This could delay a successful tender offeror from obtaining majority control of our board of directors, and the prospect of that delay might deter a potential offeror. See the section entitled “Management—Board of Directors” for additional information.

•	Stockholder Action; Special Meeting of Stockholders. Our amended and restated certificate of incorporation will provide that our stockholders may not take action by written consent and will only be able to take action at annual or special meetings of our stockholders. Our amended and restated bylaws further provide that special meetings of our stockholders may only be called by a majority of our board of directors.

•	No Cumulative Voting. The DGCL provides that stockholders are denied the right to cumulate votes in the election of directors unless the corporation’s certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation does not provide for cumulative voting.

•	Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our amended and restated certificate of incorporation and amended and restated bylaws will provide advance notice procedures for stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders. In general, to be timely, a stockholder’s notice must be delivered to, or mailed and received at, our principal executive offices not later than the 90th day nor earlier than the 120th day prior to the first anniversary of the preceding year’s annual meeting of stockholders. Our amended and restated bylaws also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions may preclude our stockholders from bringing matters before an annual meeting of stockholders, or from making nominations for directors at an annual meeting of stockholders.

•	Issuance of Undesignated Preferred Stock. Our board of directors will have the authority, without further action by our stockholders, to issue up to shares of undesignated preferred stock with powers, preferences and rights, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock would enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a tender offer, proxy contest or otherwise.

•	Authorized but Unissued Shares. Our authorized but unissued shares of our common stock and preferred stock will be available for future issuance without stockholder approval. We may use additional shares for a variety of purposes, including capital raising transactions, acquisitions and as employee compensation. The existence of authorized but unissued shares of our common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a tender offer, proxy context or otherwise.

•

Exclusive Forum. Our amended and restated certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, our amended and restated certificate of incorporation or our amended and restated bylaws, or (iv) any action asserting a claim against us governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of and to have consented to the foregoing provisions. Although we have included this provision in our amended and restated certificate of incorporation, the enforceability of similar exclusive forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could rule that this provision is invalid or unenforceable.

Exchange Listing

We intend to apply to list our Class A common stock on NASDAQ under the symbol “APPF.”

Transfer Agent and Registrar

Upon the completion of this offering, the transfer agent and registrar for our Class A common stock and Class B common stock will be                    . The transfer agent and registrar’s address is                     .

Limitations of Liability and Indemnification

See the section entitled “Certain Relationships and Related Party Transactions—Limitation of Liability and Indemnification of Directors and Officers” for additional information.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for any class or series of our capital stock, and a liquid trading market for our Class A common stock may not develop or be sustained after this offering. Future sales of a substantial number of shares of our Class A common stock, including shares of our Class A common stock issued upon the exercise of outstanding options, in the public market after this offering, or the perception that such sales could occur, could adversely affect the market price of our Class A common stock prevailing from time to time after this offering and could impair our ability to raise equity capital in the future.

Upon the completion of this offering, a total of             shares of our Class A common stock and 104,196,556 shares of our Class B common stock will be outstanding, after giving effect to the conversion and reclassification of all outstanding shares of our existing common stock and convertible preferred stock into shares of our Class B common stock immediately prior to the completion of this offering, based on the number of shares of our common stock outstanding as of December 31, 2014.

Of the shares to be outstanding upon the completion of this offering, the             shares of our Class A common stock to be sold in this offering, plus any shares sold upon the exercise by the underwriters of their option to purchase additional shares of our Class A common stock, will be freely tradable in the public market without restriction under the Securities Act, unless these shares are purchased by our “affiliates,” as that term is defined in Rule 144.

The 104,196,556 shares of our Class B common stock will be “restricted securities” under Rule 144. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701, each of which are summarized below. Subject to the lock-up agreements described below and the provisions of Rules 144 and 701, as well as our insider trading policy, these restricted securities will be available for sale in the public market at various times beginning 181 days after the date of this prospectus.

Rule 144

In general, under Rule 144, once we have been subject to public company reporting requirements for at least 90 days, a person (i) who is not deemed to have been one of our affiliates at any time during the immediately preceding 90 days, and (ii) who has beneficially owned the shares of our common stock proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell an unlimited number of shares of our common stock, subject to the current public information requirements of Rule 144. In addition, if such a person has beneficially owned the shares of our common stock proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then such person is entitled to sell an unlimited number of shares of our common stock without complying with any of the requirements of Rule 144.

In general, under Rule 144, once we have been subject to the public company reporting requirements for at least 90 days, an affiliate of ours who owns shares that were acquired from us or an affiliate of ours at least six months prior to the proposed sale is entitled to sell, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	1% of the number of shares of our Class A common stock then outstanding, which will equal approximately shares immediately after this offering; and

•	the average weekly trading volume of our Class A common stock during the four calendar weeks preceding the date of the filing of a Form 144 with respect to the sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements, and to the current public information requirements of

Rule 144. Rule 144 also provides that affiliates relying on Rule 144 to sell shares of our Class A common stock that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares, other than the holding period requirement, unless such shares are covered by an effective registration statement.

Rule 701

Rule 701 generally allows a stockholder (i) who purchased shares of our capital stock pursuant to a written compensatory plan or contract in compliance with Rule 701, and (ii) who is not deemed to have been one of our affiliates at any time during the immediately preceding 90 days, to sell these shares in reliance upon Rule 144, but without being required to comply with the current public information requirement, holding period requirement, volume limitations or notice provisions of Rule 144. Rule 701 permits our affiliates who purchase shares of our capital stock pursuant to a written compensatory plan or contract in compliance with Rule 701 to sell these shares in reliance upon Rule 144 without complying with the holding period requirement of Rule 144. However, all holders of shares subject to Rule 701 are required to wait until 90 days after the date of this prospectus before selling such shares pursuant to Rule 701.

Lock-up Agreements

We, all of our directors and officers, and the holders of substantially all of our outstanding securities, have agreed that, without the prior written consent of Morgan Stanley & Co. LLC and Credit Suisse Securities (USA) LLC on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus, or the restricted period:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our Class A common stock or Class B common stock or any securities convertible into or exercisable or exchangeable for shares of our Class A common stock or Class B common stock;

•	file any registration statement with the SEC relating to the offering of any shares of our Class A common stock or Class B common stock or any securities convertible into or exercisable or exchangeable for our Class A common stock or Class B common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our Class A common stock or Class B common stock;

whether any such transaction described above is to be settled by delivery of our Class A common stock or Class B common stock or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of Morgan Stanley & Co. LLC and Credit Suisse Securities (USA) LLC on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any shares of our Class A common stock or Class B common stock or any security convertible into or exercisable or exchangeable for our Class A common stock or Class B common stock. In addition, holders of all of our capital stock and securities convertible into or exchangeable for shares of our capital stock are subject to market stand-off agreements with us. See the section entitled “Underwriters” for additional information.

Registration Rights

Following the completion of this offering, stockholders holding approximately 68,026,659 shares of our Class B common stock will have certain rights with respect to the registration under the Securities Act of the shares of our Class A common stock into which these shares are convertible. Pursuant to the lock-up agreements described above, we, all of our officers and directors, and the holders of substantially all of our outstanding securities, have agreed not to exercise those rights during the restricted period without the prior written consent of Morgan Stanley & Co. LLC and Credit Suisse Securities (USA) LLC on behalf of the underwriters. See the section entitled “Description of Capital Stock—Registration Rights” for additional information.

Registration Statements

We intend to file a registration statement on Form S-8 under the Securities Act to register all of the shares of our common stock subject to options outstanding or reserved for issuance under our 2007 Plan, 2015 Plan and ESPP. We expect to file this registration statement as soon as practicable after the completion of this offering. Shares registered under this registration statement will be freely tradable in the public market, subject to any vesting restrictions and lock-up agreements applicable to these shares.

MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS APPLICABLE TO

NON-U.S. HOLDERS OF OUR CLASS A COMMON STOCK

The following is a summary of material U.S. federal income and estate tax considerations related to the ownership and disposition of our Class A common stock that are applicable to non-U.S. holders (defined below), but does not purport to be a complete analysis of all the potential tax considerations relating thereto.

This summary:

•	is based on the Code, U.S. federal tax regulations promulgated under it, or Treasury Regulations, judicial authority and published rulings and administrative pronouncements of the U.S. Internal Revenue Service, or IRS, each as of the date of this prospectus and each of which are subject to change at any time, possibly with retroactive effect;

•	is applicable only to holders who hold their shares as “capital assets” within the meaning of section 1221 of the Code;

•	does not discuss the applicability of any U.S. state or local taxes, non-U.S. taxes or any other U.S. federal tax except for U.S. federal income and, to the limited extent discussed below, estate taxes; and

•	does not address all aspects of U.S. federal income taxation that may be relevant to holders in light of their particular circumstances or who are subject to special treatment under U.S. federal income tax laws, including, but not limited to:

•	certain former citizens and long-term residents of the United States;

•	banks, financial institutions or “financial services entities”;

•	insurance companies;

•	tax-exempt organizations;

•	tax-qualified retirement and pension plans;

•	brokers, dealers or traders in securities, commodities or currencies;

•	persons that own, have owned or are deemed to own more than 5% of our Class A common stock;

•	persons who hold or receive our Class A common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

•	investors holding our Class A common stock as part of a “straddle,” “hedge,” “conversion transaction,” or other risk-reduction transaction;

•	investors who are integral parts or controlled entities of a foreign sovereign;

•	partnerships or other pass-through entities classified as partnerships for U.S. federal income tax purposes (and partners or investors therein);

•	persons deemed to sell our Class A common stock under the constructive sale provisions of the Code;

•	real estate investment trusts and regulated investment companies; and

•	“controlled foreign corporations” “passive foreign investment companies” and corporations that accumulate earnings to avoid U.S. federal income tax.

This summary constitutes neither tax nor legal advice. Prospective investors are urged to consult their own tax advisors to determine the specific tax consequences and risks to them of purchasing, holding and disposing of our Class A common stock, including the application to their particular situations of any U.S. federal, state, local and non-U.S. tax laws and of any applicable income tax treaty.

Non-U.S. Holder Defined

For purposes of this discussion, a non-U.S. holder is a beneficial owner of our Class A common stock (other than a partnership or other entity classified as such for U.S. federal income tax purposes) that is not a “U.S. person” for U.S. federal income tax purposes. A “U.S. person” is any of the following:

•	An individual citizen or resident of the United States for U.S. federal income tax purposes;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, that was created or organized in or under the laws of the United States or any state thereof or the District of Columbia or otherwise treated as such for U.S. federal income tax purposes;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust if (i) a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (ii) the trust has a valid election in effect to be treated as a U.S. person.

If a partnership (or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) owns our Class A common stock, then the U.S. federal income tax treatment of a partner in that partnership generally will depend on the status of the partner and the partnership’s activities. Partners and partnerships should consult their own tax advisors with regard to the U.S. federal income tax treatment of an investment in our Class A common stock.

Distributions

As described in the section titled “Dividend Policy,” we have never declared or paid any cash dividends on our existing common stock and do not anticipate paying any cash dividends or other distributions on our Class A common stock in the foreseeable future. Distributions of cash or property, if any, paid to a non-U.S. holder of our Class A common stock will constitute “dividends” for U.S. federal income tax purposes to the extent paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. If the amount of a distribution exceeds both our current and accumulated earnings and profits, such excess will first constitute a nontaxable return of capital, which will reduce the holder’s tax basis in our Class A common stock, but not below zero, and then will be treated as gain from the sale of our Class A common stock and will be treated as described below under the section entitled “—Sale or Taxable Disposition of Class A Common Stock.”

Subject to the following paragraphs, dividends on our Class A common stock generally will be subject to U.S. federal withholding tax at a 30% gross rate, subject to any exemption or lower rate as may be specified by an applicable income tax treaty. We may withhold up to 30% of either (i) the gross amount of the entire distribution, even if the amount of the distribution is greater than the amount constituting a dividend, as described above, or (ii) the amount of the distribution we project will be a dividend, based upon a reasonable estimate of both our current and our accumulated earnings and profits for the taxable year in which the distribution is made. If tax is withheld on the amount of a distribution in excess of the amount constituting a dividend, then you may obtain a refund of that excess amount by timely filing a claim for refund with the IRS. Any such distributions will also be subject to the discussion below under the sections entitled “—Information Reporting and Backup Withholding” and “—Foreign Account Tax Compliance Act Considerations.”

To claim the benefit of a reduced rate of or an exemption from U.S. federal withholding tax under an applicable income tax treaty, a non-U.S. holder will be required (i) to satisfy certain certification requirements, which may be done by providing us or our agent with a properly executed and completed IRS Form W-8BEN (for individuals) or W-8BEN-E (for entities) or other appropriate version of IRS Form W-8 certifying, under penalty of perjury, that the holder qualifies for treaty benefits and is not a U.S. person or (ii) if our Class A common stock is held through certain non-U.S. intermediaries, to satisfy the relevant certification requirements of the applicable Treasury Regulations. Special certification and other requirements apply to certain non-U.S.

holders that are pass-through entities. Non-U.S. holders that do not timely provide us or our agent with the required certification, but that qualify for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment, or a fixed base in the case of an individual non-U.S. holder, that is maintained by the non-U.S. holder in the United States), which we refer to as “effectively connected dividends,” are not subject to U.S. federal withholding tax, provided that the non-U.S. holder certifies, under penalty of perjury, that the dividends paid to such holder are effectively connected dividends on a properly executed and completed IRS Form W-8ECI (or other applicable form). Instead, any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis in a manner similar to that which would apply if the non-U.S. holder were a U.S. person.

Corporate non-U.S. holders who receive effectively connected dividends may also be subject to an additional “branch profits tax” at a gross rate of 30% on their earnings and profits for the taxable year that are effectively connected with the holder’s conduct of a trade or business within the United States, subject to any exemption or reduction provided by an applicable income tax treaty.

Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under an applicable income tax treaty.

Sale or Taxable Disposition of Class A Common Stock

Any gain realized on the sale, exchange or other taxable disposition of our Class A common stock generally will not be subject to U.S. federal income tax unless:

•	the gain is effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment, or fixed base in the case of an individual non-U.S. holder, that is maintained by the non-U.S. holder in the United States);

•	the non-U.S. holder is a non-resident alien individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•	we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of such disposition and the non-U.S. holder’s holding period in our Class A common stock.

A non-U.S. holder described in the first bullet point above generally will be subject to U.S. federal income tax on the net gain derived from the sale or disposition under regular graduated U.S. federal income tax rates as if the holder were a U.S. person. If the non-U.S. holder is a corporation, then the gain may also, under certain circumstances, be subject to the “branch profits tax” discussed above.

A non-U.S. holder described in the second bullet point above generally will be subject to U.S. federal income tax at a flat 30% rate (or such lower rate specified by an applicable income tax treaty) on the net gain derived from the sale or disposition, which gain may be offset by U.S.-source capital losses for the year (provided that such holder has timely filed U.S. federal income tax returns with respect to such losses).

With respect to the third bullet point above, although there can be no assurance, we believe we are not, have not been and will not become a “United States real property holding corporation” for U.S. federal income tax purposes. However, because the determination of whether we are a United States real property holding corporation depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a United States real property holding corporation in the future. In the event that we are or become a United States real property holding corporation at any time during the applicable period described in the third bullet point above, any gain recognized on a sale or other taxable disposition of our Class A common stock may be subject to U.S. federal income tax, including any applicable withholding tax, if (i) the non-U.S. holder beneficially owns, or has owned, more than 5% of our Class A common stock at any time during the applicable period, or (ii) our Class A common stock ceases to be regularly traded on an “established securities market” within the meaning of the Code. Non-U.S. holders who intend to acquire more than 5% of our Class A common stock are encouraged to consult their tax advisors with respect to the U.S. tax consequences of a disposition of our Class A common stock.

Any proceeds from the disposition of our Class A common stock will also be subject to the discussion below under the sections entitled “—Information Reporting and Backup Withholding” and “—Foreign Account Tax Compliance Act Considerations.”

Federal Estate Tax

Class A common stock owned or treated as owned by an individual who is a non-U.S. holder at the time of his or her death generally will be included in the individual’s gross estate for U.S. federal estate tax purposes and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

Information returns generally will be filed with the IRS in connection with payments of dividends on our Class A common stock and the proceeds from a sale or other disposition of our Class A common stock. Copies of information returns may be made available to the tax authorities of the country in which a non-U.S. holder resides or is incorporated under the provisions of a specific treaty or agreement.

You may be subject to additional information reporting and backup withholding at a current rate of 28% with respect to dividends paid on our Class A common stock or with respect to proceeds received from a disposition of the shares of our Class A common stock, unless you establish an exemption, for example, by properly certifying your non-U.S. status on an IRS Form W-8BEN, W-8BEN-E or other appropriate version of IRS Form W-8. Notwithstanding the foregoing, backup withholding may apply if either we or our agent has actual knowledge, or reason to know, that you are a U.S. person. Backup withholding is not an additional tax, but rather is a method of tax collection. You generally will be entitled to credit any amounts withheld under the backup withholding rules against your U.S. federal income tax liability, provided that the required information is furnished to the IRS in a timely manner.

Foreign Account Tax Compliance Act Considerations

The Foreign Account Tax Compliance Act, or FATCA, generally imposes a U.S. federal withholding tax at a rate of 30% on payments of dividends on, and gross proceeds from the sale or other disposition of, our Class A common stock if paid to a foreign entity unless (i) if the foreign entity is a “foreign financial institution” (as specifically defined under these rules), the foreign entity undertakes certain due diligence, reporting, withholding, and certain certification obligations with respect to certain U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners), (ii) if the foreign entity is a “non-financial foreign entity” (as specifically defined under these rules), the foreign entity identifies certain of its substantial direct and indirect U.S. investors, if any, or certifies it has none, and complies with certain other requirements, or (iii) the foreign entity is otherwise exempt under FATCA.

Under applicable Treasury Regulations, withholding under FATCA generally applies to payments of dividends on our Class A common stock and, under current transitional rules, is expected to apply to payments of gross proceeds from a sale or other disposition of our Class A common stock made after December 31, 2016. Under certain circumstances, a non-U.S. holder may be eligible for refunds or credits of the tax. An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this section. Non-U.S. holders should consult their own tax advisors regarding the possible implications of FATCA on their investment in our Class A common stock and the entities through which they hold our Class A common stock, including, without limitation, the process and deadlines for meeting the applicable requirements to prevent the imposition of the 30% withholding tax under FATCA.

UNDERWRITERS

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC and Credit Suisse Securities (USA) LLC are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares of our Class A common stock indicated below:

Underwriters	Number of Shares
Morgan Stanley & Co. LLC
Credit Suisse Securities (USA) LLC
Pacific Crest Securities, a division of KeyBanc Capital Markets Inc.
William Blair & Company, L.L.C.

Total

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of our Class A common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of our Class A common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of our Class A common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ option to purchase additional shares of our Class A common stock described below.

The underwriters initially propose to offer part of the shares of our Class A common stock directly to the public at the public offering price listed on the cover page of this prospectus and part to certain dealers. After the initial offering of the shares of our Class A common stock, the offering price and other selling terms may from time to time be varied by the representatives.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to and additional             shares of our Class A common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of our Class A common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of our Class A common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of our Class A common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional             shares of our Class A common stock.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by us	$	$	$
Proceeds, before expenses, to us	$	$	$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $        . We have agreed to reimburse the underwriters for expenses relating to clearance of this offering with the Financial Industry Regulatory Authority up to $        .

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of our Class A common stock offered by them.

We intend to apply to list our Class A common stock on NASDAQ under the symbol “APPF.”

We, all of our directors and officers and the holders of substantially all of our outstanding securities have agreed that, without the prior written consent of Morgan Stanley & Co. LLC and Credit Suisse Securities (USA) LLC on behalf of the underwriters, we and they will not, during the restricted period ending 180 days after the date of this prospectus:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our Class A common stock or Class B common stock or any securities convertible into or exercisable or exchangeable for shares of our Class A common stock or Class B common stock;

•	file any registration statement with the SEC relating to the offering of any shares of our Class A common stock or Class B common stock or any securities convertible into or exercisable or exchangeable for our Class A common stock or Class B common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our Class A common stock or Class B common stock;

whether any such transaction described above is to be settled by delivery of our Class A common stock or Class B common stock or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of Morgan Stanley & Co. LLC and Credit Suisse Securities (USA) LLC on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any shares of our Class A common stock or Class B common stock or any security convertible into or exercisable or exchangeable for our Class A common stock or Class B common stock.

The restrictions described in the immediately preceding paragraph do not apply to:

(i)	the sale of shares of our Class A common stock to the underwriters in this offering;

(ii)	the issuance by us of shares of our Class A common stock or Class B common stock upon the exercise of an option outstanding on the date of this prospectus of which the underwriters have been advised in writing;

(iii)	transactions by any person other than us relating to shares of our Class A common stock or other securities acquired in open market transactions after the completion of the offering of the shares, provided that no filing under Section 16(a) of the Exchange Act is required or voluntarily made in connection with subsequent sales of our Class A common stock or other securities acquired in such open market transactions; or

(iv)	the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of our Class A common stock, provided that (i) such plan does not provide for the transfer of such shares of our Class A common stock during the restricted period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required or voluntarily made regarding the establishment of such plan, such announcement or filing will include a statement to the effect that no transfer of shares of our Class A common stock may be made under such plan during the restricted period.

Morgan Stanley & Co. LLC and Credit Suisse Securities (USA) LLC may release our Class A common stock or Class B common stock and other securities subject to the lock-up agreements described above, or waive the provisions of the lock-up agreements, in whole or in part at any time, provided that, at least two business days before the effective date of a release or waiver that is granted to our directors or officers, we have agreed with the underwriters that we will announce the impending release or waiver by press release through a major news service if Morgan Stanley & Co. LLC and Credit Suisse Securities (USA) LLC notify us of the impending release or waiver at least three business days before the effective date of such release or waiver, except where the release or waiver is effected solely to permit a transfer of securities that is not for consideration and where the transferee has agreed in writing to be bound by the same lock-up agreement terms in place for the director or officer.

In order to facilitate the offering of our Class A common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our Class A common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our Class A common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of our Class A common stock in the open market to stabilize the price of our Class A common stock. These activities may raise or maintain the market price of our Class A common stock above independent market levels or prevent or retard a decline in the market price of our Class A common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of our Class A common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Pricing of the Offering

Prior to the completion of this offering, there has been no public market for our Class A common stock. The initial public offering price was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each of which we refer to as a Relevant Member State), an offer to the public of any shares of our Class A common stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares of our Class A common stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(i)	to any legal entity that is a qualified investor as defined in the Prospectus Directive;

(ii)	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

(iii)	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares of our Class A common stock will result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public,” in relation to any shares of our Class A common stock in any Relevant Member State, means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our Class A common stock to be offered so as to enable an investor to decide to purchase any shares of our Class A common stock, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

Each underwriter has represented and agreed that:

(i)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, or FSMA), received by it in connection with the issue or sale of the shares of our Class A common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(ii)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our Class A common stock in, from or otherwise involving the United Kingdom.

Hong Kong

Shares of our Class A common stock may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to shares of our Class A common stock may be issued or may be in the possession of any person for the purpose of issue (in each case, whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares of our Class A common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Japan

Shares of our Class A common stock have not been and will not be registered under the Financial Instruments and Exchange Law of Japan, or the Financial Instruments and Exchange Law, and each underwriter has agreed that it will not offer or sell any shares of our Class A common stock, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of shares of our Class A common stock may not be circulated or distributed, nor may the shares of our Class A common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, the SFA, (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where shares of our Class A common stock are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust will not be transferable for six months after that corporation or that trust has acquired shares of our Class A common stock under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

LEGAL MATTERS

Certain legal matters relating to this offering will be passed upon for us by Stradling Yocca Carlson & Rauth, P.C., Newport Beach, California. The underwriters have been represented by Wilson Sonsini Goodrich  & Rosati, P.C., Palo Alto, California.

EXPERTS

The financial statements as of December 31, 2013 and 2014 and for the years then ended included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our Class A common stock offered pursuant to this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits filed therewith, as permitted by the rules and regulations of the SEC. For additional information about us and the shares of our Class A common stock offered hereby, reference is made to the registration statement and the exhibits filed therewith. Statements contained in this prospectus regarding the contents of any other document that is filed as an exhibit to the registration statement are not necessarily complete, and, in each instance, we refer you to the copy of such other document filed as an exhibit to the registration statement.

A copy of the registration statement and the exhibits filed therewith may be inspected without charge at the public reference room maintained by the SEC, located at 100 F Street, N.E., Washington, D.C. 20549-1004, and copies of all or any part of the registration statement may be obtained from that office at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains a website that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC. The address of the website is www.sec.gov.

We currently do not file reports or other information with the SEC. Upon the completion of this offering, we will be required to file periodic reports, current reports, proxy statements and other information with the SEC pursuant to the Exchange Act, which will be available for inspection and copying at the SEC’s public reference room and website referred to above. We also intend to make these filings and this information available free of charge on our website once the offering is completed. The address of our website is www.appfolioinc.com. The information contained on or accessed through our website does not constitute part of this prospectus, and you should not consider information contained on or accessed through our website in deciding whether to invest in our Class A common stock. References to our website address in this prospectus are inactive textual references only.

APPFOLIO, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors and Stockholders of AppFolio, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, convertible preferred stock and stockholders’ deficit and cash flows present fairly, in all material respects, the financial position of AppFolio, Inc. and its subsidiaries (the “Company”) at December 31, 2013 and 2014 and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Los Angeles, California

April 17, 2015

APPFOLIO, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except par values)

	December 31,		Pro Forma
	2013	2014	December 31, 2014
			(unaudited)
Assets
Current assets
Cash and cash equivalents	$11,269	$5,412	$5,412
Accounts receivable, net	790	1,191	1,191
Prepaid expenses and other current assets	655	1,204	1,204

Total current assets	12,714	7,807	7,807

Property and equipment, net	1,744	2,623	2,623
Capitalized software, net	2,873	5,509	5,509
Goodwill	4,998	4,998	4,998
Intangible assets, net	4,473	3,615	3,615
Other assets	905	882	882

Total assets	$27,707	$25,434	$25,434

Liabilities, Convertible Preferred Stock and Stockholders’ (Deficit) Equity
Current liabilities
Accounts payable	$217	$2,088	$2,088
Accrued employee expenses	2,062	3,150	3,150
Accrued expenses	710	1,721	1,721
Deferred revenue	2,819	3,772	3,772
Other current liabilities	15	2,797	2,797

Total current liabilities	5,823	13,528	13,528
Deferred revenue	124	8	8
Other liabilities	2,553	199	199

Total liabilities	8,500	13,735	13,735

Commitments and contingencies (Note 6)

Convertible preferred stock, Series A, B, B-1, B-2 and B-3, $0.0001 par value, 68,027 shares authorized, issued and outstanding as of December 31, 2013 and 2014. Liquidation preference of $62,020 as of December 31, 2014. No shares issued and outstanding, pro forma (unaudited)	63,166	63,166	—
Stockholders’ (deficit) equity:
Common stock, $0.0001 par value, 120,000 and 123,000 shares authorized as of December 31, 2013 and 2014, respectively; 35,487 and 36,170 shares issued and outstanding as of December 31, 2013 and 2014, respectively; 104,197 shares issued and outstanding pro forma (unaudited)	3	3	10
Additional paid-in capital	431	1,544	64,703
Accumulated deficit	(44,393)	(53,014)	(53,014)

Total stockholders’ (deficit) equity	(43,959)	(51,467)	11,699

Total liabilities, convertible preferred stock and stockholders’ (deficit) equity	$27,707	$25,434	$25,434

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

APPFOLIO, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share amounts)

	Year Ended December 31,
	2013	2014
Revenue	$26,542	$47,671

Costs and operating expenses:
Cost of revenue (exclusive of depreciation and amortization)	13,616	22,555
Sales and marketing	10,337	16,876
Research and product development	5,057	6,505
General and administrative	2,286	6,489
Depreciation and amortization	2,850	3,805

Total costs and operating expenses	34,146	56,230

Operating loss	(7,604)	(8,559)
Other income (expense), net	287	(121)
Interest income, net	12	59

Net loss	$(7,305)	$(8,621)

Net loss per share, basic and diluted	$(0.22)	$(0.25)

Weighted average common shares outstanding, basic and diluted	33,749	35,027

Pro forma net loss per share, basic and diluted (unaudited)		$(0.08)

Pro forma weighted average common shares outstanding, basic and diluted (unaudited)		103,054

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

APPFOLIO, INC.

CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

(in thousands)

	Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance December 31, 2012	61,950	$51,288	34,159	$3	$101	$(37,088)	$(36,984)
Issuance of restricted stock	—	—	897	—	—	—	—
Exercise of stock options	—	—	481	—	83	—	83
Forfeiture of restricted stock	—	—	(50)	—	—	—	—
Issuance of preferred stock, net of issuance costs	6,077	11,878	—	—	—	—	—
Stock-based compensation	—	—	—	—	247	—	247
Net loss	—	—	—	—	—	(7,305)	(7,305)

Balance December 31, 2013	68,027	63,166	35,487	3	431	(44,393)	(43,959)
Exercise of stock options	—	—	683	—	168	—	168
Stock-based compensation	—	—	—	—	945	—	945
Net loss	—	—	—	—	—	(8,621)	(8,621)

Balance December 31, 2014	68,027	$63,166	36,170	$3	$1,544	$(53,014)	$(51,467)

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

APPFOLIO, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31,
	2013	2014
Cash from operating activities
Net loss	$(7,305)	$(8,621)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and amortization	2,850	3,805
Loss on disposal of property and equipment	47	109
Write-off of intangible assets	—	7
Stock-based compensation	247	892
Gain on sale to SecureDocs	(271)	—
Change in fair value of contingent consideration	(1,337)	26
Loss on equity-method investment	—	19
Changes in operating assets and liabilities:
Accounts receivable	(490)	(401)
Prepaid expenses and other current assets	(423)	(549)
Other assets	60	(5)
Accounts payable	(146)	1,831
Accrued employee expenses	1,168	1,088
Accrued expenses	308	1,011
Deferred revenue	766	837
Other liabilities	156	426

Net cash (used in) provided by operating activities	(4,370)	475

Cash from investing activities
Purchases of property and equipment	(1,260)	(1,878)
Additions to capitalized software	(2,370)	(4,567)
Purchases of intangibles	(58)	(31)
Maturities of investments	3,423	—

Net cash used in investing activities	(265)	(6,476)

Cash from financing activities
Proceeds from stock option exercises	83	168
Principal payments under capital lease obligations	—	(24)
Proceeds from issuance of convertible preferred stock, net of issuance costs	11,878	—

Net cash provided by financing activities	11,961	144

Net cash increase (decrease) in cash and cash equivalents	7,326	(5,857)

Cash and cash equivalents
Beginning of year	3,943	11,269

End of year	$11,269	$5,412

Noncash investing activities
Purchases of property and equipment included in accounts payable	$6	$46
Assets acquired under capital lease	82	—
Notes and equity method investment received in exchange for property and intangible assets	360	—
Stock-based compensation capitalized for software development	—	53

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

APPFOLIO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Nature of Business

AppFolio, Inc. (“we” or “AppFolio”) provides industry-specific, cloud-based software solutions for small and medium-sized businesses (“SMBs”) in the property management and legal industries. Our platform is designed to be the system of record to automate essential business processes and the system of engagement to enhance business interactions between our customers and their clients and vendors. Our mobile-optimized software solutions have a user-friendly interface across multiple devices, enabling our customers to work at any time and from anywhere. Our property management software provides small and medium-sized property managers with an end-to-end solution to their business needs, enabling them to manage properties quickly and easily in a single, integrated environment. Our legal software provides solo practitioners and small law firms with a streamlined practice and case management solution, allowing them to manage their practices and case load within a flexible system. We also offer optional, but often mission-critical, Value+ services, such as our professionally designed websites and electronic payment services, which are seamlessly built into our core solutions.

Capital Resources

From inception to date, we have financed our operations primarily through private placements of equity securities in the form of convertible preferred stock. As of December 31, 2014, we had cash and cash equivalents of $5.4 million and stockholders’ deficit of $51.5 million. In March 2015, we entered into a $12.5 million five-year term loan and revolving line of credit (collectively the “credit facility”) (see Note 13). We believe that our existing cash and cash equivalents balance, together with borrowings available under our credit facility, will be sufficient to meet our working capital and capital expenditure requirements for at least the next 12 months.

Our future capital requirements will depend on many factors, including the change in the number of our customers, the adoption and utilization of our Value+ services by new and existing customers, the timing and extent of the introduction of new core functionality and Value+ services in our existing markets and verticals, the timing and extent of our expansion into adjacent markets or new verticals, the timing and extent of our investments across our organization, and the continued market acceptance of our software solutions. In addition, we may in the future enter into arrangements to acquire or invest in complementary businesses, services, technologies or intellectual property rights. We may be required to seek additional equity or debt financing in order to meet these future capital requirements. If we are unable to raise additional capital when desired, or on terms that are acceptable to us, our business, operating results and financial condition could be adversely affected.

2. Summary of Significant Accounting Policies

Basis of Presentation

Our accounting and financial reporting policies conform to accounting principles generally accepted in the United States of America (“GAAP”).

Principles of Consolidation

The accompanying consolidated financial statements include the operations of AppFolio, Inc. and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Our investment in SecureDocs, Inc. (“SecureDocs”) is accounted for under the equity method of accounting as we have the ability to exert significant influence, but do not control and are not the primary beneficiary of the entity. Our proportional share of earnings or losses of SecureDocs is included in other income (expense), net in the consolidated statements of operations. Our investment in SecureDocs and our share of its losses are not material individually or in the aggregate to our financial position, results of operations or cash flows for any period presented.

Reclassifications

Certain amounts in the 2013 consolidated balance sheet have been reclassified to conform to the 2014 presentation.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates. On an ongoing basis, management evaluates its estimates based on historical data and experience, as well as various other factors that management believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources.

Revision to Previously Issued Financial Statements

In September 2012, we raised proceeds of $10.0 million from the issuance of Series B-2 convertible preferred stock. In connection with the issuance of the Series B-2 convertible preferred stock, we had the right to require the Series B-2 investors to purchase up to an additional 3.6 million shares at a price of $1.40 per share (“the Series B-2 put right”). The Series B-2 put right was incorrectly accounted for and valued resulting in a reduction in the carrying value of the convertible preferred stock and an increase in additional paid-in capital in 2012, rather than an increase in the carrying value of convertible preferred stock and a decrease in additional paid-in capital. Upon its termination in 2013 the Series B-2 put right was incorrectly reversed. We concluded that the errors were not material to the previously issued financial statements taken as a whole. We have revised the convertible preferred stock and additional paid-in capital balances as of December 31, 2012 included in the consolidated statements of convertible preferred stock and stockholders’ deficit by $2.1 million, and the convertible preferred stock and additional paid-in capital balances as of December 31, 2013 included in the consolidated statements of convertible preferred stock and stockholders’ deficit and consolidated balance sheets by $1.5 million. The errors had no impact on our consolidated statements of operations or cash flows.

In addition, we have revised our 2013 financial statements to correct for errors primarily related to the classification of certain balance sheet items. These errors reduced current assets by $0.3 million, increased non-current assets by $0.4 million, increased current liabilities and decreased non-current liabilities each by $0.2 million, and increased interest income by $0.1 million. We concluded that these errors, individually and in aggregate, were not material to our previously issued 2013 financial statements. These errors had no net impact on our cash flows from operating, investing or financing activities.

Segment Information

Our chief operating decision maker (“CODM”) reviews financial information presented on an aggregated and consolidated basis, together with revenue information by type of service, principally to make decisions about how to allocate resources and to measure our performance. Management has determined that it has one operating segment.

Unaudited Pro Forma Information

The unaudited pro forma balance sheet as of December 31, 2014 reflects the conversion of all of the outstanding shares of our convertible preferred stock into an aggregate of 68,026,659 shares of our common stock. Each share of convertible preferred stock will automatically convert into shares of our common stock at its then effective conversion rate immediately prior to the completion of a public offering of our common stock for which aggregate gross proceeds to us are at least $40 million and at a price per share of at least $4.207, or upon a majority vote of all preferred stockholders voting.

Pro forma basic and diluted net loss per share for the year ended December 31, 2014 reflect the conversion of our convertible preferred stock into our common stock, using the if-converted method, as of January 1, 2014.

Concentrations of Credit Risk

Financial instruments that potentially subject us to credit risk consist principally of cash, cash equivalents, accounts receivable and notes receivable.

At times, we maintain cash balances at financial institutions in excess of amounts insured by United States government agencies or payable by the United States government directly. We place our cash and cash equivalents with high credit quality financial institutions.

Concentrations of credit risk with respect to accounts receivable and revenue are limited due to a large, diverse customer base. No individual customer represented more than 10% of accounts receivable or revenue as of and for the years ended December 31, 2013 and 2014, respectively.

Fair Value Measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Accounting Standard Codification (“ASC”) 820, Fair Value Measurements and Disclosures (“ASC 820”), describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value, which are the following:

•	Level 1—Quoted prices in active markets for identical assets or liabilities or funds.

•	Level 2—Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•	Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The following table summarizes our financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2013 and 2014 by level within the fair value hierarchy. Financial assets and financial liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement (in thousands):

	December 31,
	2013				2014
	Level 1	Level 2	Level 3	Total Fair Value	Level 1	Level 2	Level 3	Total Fair Value
Cash equivalents	$10,613	$—	$—	$10,613	$3,696	$—	$—	$3,696

Total Assets	$10,613	$—	$—	$10,613	$3,696	$—	$—	$3,696

Contingent consideration	$—	$—	$2,403	$2,403	$—	$—	$2,429	$2,429

Total Liabilities	$—	$—	$2,403	$2,403	$—	$—	$2,429	$2,429

As of December 31, 2013 and 2014, cash equivalents consisted of cash invested in money market funds.

Upon the business acquisition of MyCase, Inc. (“MyCase”) in October 2012, we recorded a liability for the estimated fair value of the contingent consideration for earn-out payments based upon meeting certain revenue targets during the period from the acquisition date through March 2015. The maximum contingent consideration that could be earned under the acquisition agreement is $6.6 million. The contingent consideration is measured at fair value each period and is based on significant inputs not observable in the market, which represents a Level 3 measurement within the fair value hierarchy. The valuation of contingent consideration uses assumptions we believe would be made by a market participant. We assess these estimates on an on-going basis as additional data impacting the assumptions becomes available. Changes in the fair value of contingent consideration related to updated assumptions and estimates are recognized within general and administrative expenses in the consolidated statements of operations. We determined the fair value of the contingent consideration using the probability weighted discounted cash flow method. The significant inputs used in the fair value measurement of contingent consideration are the probability of achieving revenue thresholds and determining discount rates. The change in the fair value of the contingent consideration liability during the year ended December 31, 2013 primarily related to a change in estimates of the performance of MyCase as MyCase was subsumed within our operations.

The following table summarizes the changes in contingent consideration liability (in thousands):

Contingent Consideration
Fair value as of December 31, 2012	$3,740
Change in fair value	(1,337)

Fair value as of December 31, 2013	2,403
Change in fair value	26

Fair value as of December 31, 2014	$2,429

The contingent consideration liability is recorded in other liabilities and other current liabilities on the accompanying consolidated balance sheets as of December 31, 2013 and 2014, respectively. We expect to make the final earn-out payment in May 2015.

The carrying amounts of cash equivalents, restricted cash, accounts receivable, accounts payable and accrued liabilities approximate fair value because of the short maturity of these items. The carrying value of our SecureDocs’ note receivable approximates its fair value based on a discounted cash flow analysis.

Certain assets, including goodwill and intangible assets, are also subject to measurement at fair value on a non-recurring basis if they are deemed to be impaired a result of an impairment review. For the years ended December 2013 and 2014, no impairments were identified on those assets required to be measured at fair value on a non-recurring basis.

Cash and Cash Equivalents and Restricted Cash

We consider all highly liquid investments, readily convertible to cash, and which have a remaining maturity date of three months or less at the date of purchase, to be cash equivalents. Cash and cash equivalents are recorded at fair value and consist primarily of bank deposits and money market funds.

Restricted cash of $0.4 million as of December 31, 2013 and 2014, comprised certificates of deposits relating to collateral requirements for customer automated clearing house (“ACH”) and credit card chargebacks and minimum collateral requirements for our insurance services, which are recorded in other long term assets.

Accounts Receivable

Accounts receivable are recorded at the invoiced amount, net of allowance for doubtful accounts. The allowance for doubtful accounts is based on historical loss experience, the number of days that receivables are past due, and an evaluation of the potential risk of loss associated with delinquent accounts. Accounts receivable considered uncollectable are charged against the allowance for doubtful accounts when identified. We do not have any off-balance sheet credit exposure related to our customers. As of December 31, 2013 and 2014, our allowance for doubtful accounts was not material.

Property and Equipment

Property and equipment is stated at cost, less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of assets. The estimated useful lives of our property and equipment are as follows:

Data center and computer equipment	3 years
Furniture and fixtures	7 years
Office equipment	2 to 5 years
Leasehold improvements	Shorter of remaining life of lease or asset life

Repair and maintenance costs are expensed as incurred. Renewals and improvements are capitalized. Assets disposed of or retired are removed from the cost and accumulated depreciation accounts and any resulting gain or loss is reflected in our results of operations.

Internal-Use Software

We account for the costs of computer software obtained or developed for internal use in accordance with ASC 350, Intangibles—Goodwill and Other (“ASC 350”). These include costs incurred in connection with the development of our internal-use software solutions when (i) the preliminary project stage is completed, (ii) management has authorized further funding for the completion of the project and (iii) it is probable that the project will be completed and performed as intended. These capitalized costs include personnel and related expenses for employees who are directly associated with and who devote time to internal-use software projects and, when material, interest costs incurred during the development. Capitalization of these costs ceases once the project is substantially complete and the software is ready for its intended purpose. Costs incurred for significant upgrades and enhancements to our software solutions are also capitalized. Costs incurred for post-configuration training, maintenance and minor modifications or enhancements are expensed as incurred. Capitalized software development costs are amortized using the straight-line method over an estimated useful life of three years. We do not transfer ownership of our software, or lease our software, to third parties.

Intangible Assets

Intangible assets primarily consist of customer relationships, acquired technology, trademarks, domain names and patents, which are recorded at cost, less accumulated amortization. We determine the appropriate useful life of our intangible assets by performing an analysis of expected cash flows of the acquired assets. Intangible assets are amortized over their estimated useful lives using the straight-line method, which approximates the pattern in which the economic benefits are consumed.

The estimated useful lives of our intangible assets are as follows:

Customer relationships	5 years
Technology	6 years
Trademarks	10 years
Domain names	5 years
Patents	5 years

Impairment of Long-Lived Assets

We assess the recoverability of our long-lived assets when events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Such events or changes in circumstances may include a significant adverse change in the extent or manner in which a long-lived asset is being used, a significant adverse change in legal factors or in the business climate that could affect the value of a long-lived asset, an accumulation of costs significantly in excess of the amount originally expected for the acquisition or development of a long-lived asset, current or future operating or cash flow losses that demonstrate continuing losses associated with the use of a long-lived asset, or a current expectation that, more likely than not, a long-lived asset will be sold or otherwise disposed of significantly before the end of its previously estimated useful life. Impairment testing is performed at an asset level that represents the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. We assess recoverability of long-lived assets by determining whether the carrying value of an asset can be recovered through projected undiscounted cash flows over its remaining life. If the carrying value of an asset exceeds the forecasted undiscounted cash flows, an impairment loss is recognized, measured as the amount by which the carrying value exceeds estimated fair value. An impairment loss is charged to operations in the period in which management determines such impairment. There were no impairment charges related to the identified long-lived assets for the years ended December 31, 2013 and 2014.

Business Combinations

The results of a business acquired in a business combination are included in our consolidated financial statements from the date of acquisition. We allocate the purchase price, including the fair value of contingent consideration, to the identifiable assets and liabilities of the acquired business at their acquisition date fair values. The excess of the purchase price over the amount allocated to the identifiable assets and liabilities, if any, is recorded as goodwill.

Determining the fair value of assets acquired and liabilities assumed requires management to make significant judgments and estimates, including the selection of valuation methodologies, estimates of future revenue and cash flows, discount rates and selection of comparable companies.

When we issue awards to an acquired company’s stockholders, we evaluate whether the awards are contingent consideration or compensation for post-acquisition services. The evaluation includes, among other things, whether the vesting of the awards is contingent on the continued employment of the selling stockholder beyond the acquisition date. If continued employment is required for vesting, the awards are treated as compensation for post-acquisition services and recognized as an expense over the requisite service period.

Acquisition-related transaction costs are not included as a component of consideration transferred, but are accounted for as an expense in the period in which the costs are incurred.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of net assets acquired in a business combination. We test goodwill for impairment in accordance with the provisions of ASC 350. Goodwill is tested for impairment at least annually at the reporting unit level or whenever events or changes in circumstances indicate that goodwill might be impaired. Events or changes in circumstances which could trigger an impairment review include a significant adverse change in legal factors or in the business climate, unanticipated competition, loss of key personnel, significant changes in the use of the acquired assets or our strategy, significant negative industry or economic trends, or significant underperformance relative to expected historical or projected future results of operations.

ASC 350 provides that an entity has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, an entity determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then additional impairment testing is not required. However, if an entity concludes otherwise, then it is required to perform the first of a two-step impairment test.

The first step involves comparing the estimated fair value of a reporting unit with its book value, including goodwill. If the estimated fair value exceeds book value, goodwill is considered not to be impaired and no additional steps are necessary. If, however, the fair value of the reporting unit is less than book value, then the carrying amount of the goodwill is compared with its implied fair value. The estimate of implied fair value of goodwill may require valuations of certain internally generated and unrecognized intangible assets. If the carrying amount of goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to the excess.

We have one reporting unit and we test for goodwill impairment annually during the fourth quarter of the calendar year. Our qualitative goodwill assessment during the fourth quarter of 2014 concluded there were no indications of impairment based on a number of factors considered including the improvement in key operating metrics over the prior year, the increase in the fair value of our common stock, and continued execution against our strategic objectives.

Revenue Recognition

We charge our customers on a subscription basis for our core solutions and many of our Value+ services. Our subscription fees are designed to scale to the size of our customers’ businesses. Our core solutions refer to the base subscriptions for our cloud-based property management and legal software solutions. Value+ services recognized on a subscription basis include website hosting, insurance and contact center services. Subscription fees for our core solutions are charged on a per-unit per-month basis for our property management software solution and on a per-user per-month basis for our legal software solution. Website hosting fees are charged based on the number of websites hosted per month. Insurance and contact center fees are charged on a per-unit per-month basis. We recognize subscription revenue ratably over the terms of the subscription agreements, which range from one month to one year. We offer customers a free-trial period to try our software. Revenue is not recognized until the free-trial period is complete and the customer has entered into a subscription agreement with us. We generally invoice our customers for subscription services in monthly, quarterly or annual installments, typically in advance of the subscription period. As a result, we do not have significant deferred revenue because our invoicing is generally for periods less than one year.

We also charge our customers usage-based fees for using certain Value+ services, although fees for electronic payment processing are generally paid by the clients of our customers. Usage-based services include background and credit checks and electronic payment services. Usage-based fees are charged on a flat fee per transaction basis with no minimum usage commitments. We recognize revenue for usage-based services in the period the service is rendered. We generally invoice our customers for usage-based services on a monthly basis for services rendered in the preceding month.

We also offer our customers assistance with on-boarding and optimizing their use of our core solutions, as well as website design services. These services are generally purchased as part of a subscription agreement, and are typically performed within the first several months of the arrangement. We recognize revenue for these one-time services upon completion of the related service. We generally invoice our customers for one-time services in advance of the services being completed.

We recognize revenue when (i) there is persuasive evidence of an arrangement, (ii) our software solutions have been made available or delivered, or services have been performed, (iii) the amount of fees is fixed or determinable, and (iv) collectability is reasonably assured. Evidence of an arrangement generally consists of either a signed customer contract or an online click-through agreement. We consider that delivery of a solution or website has commenced once we provide the customer with access to use the solution or website. Fees are fixed based on rates specified in the subscription agreements, which do not provide for any refunds or adjustments. If collectability is not considered reasonably assured, revenue is deferred until the fees are collected. Some of our subscription agreements contain minimum cancellation fees in the event that the customer cancels the subscription early.

As customers do not have the right to the underlying software code for our software solutions, our revenue arrangements are outside the scope of software revenue recognition guidance.

Multiple-Deliverable Arrangements

The majority of customer arrangements include multiple deliverables. We therefore recognize revenue in accordance with Accounting Standards Update (“ASU”) 2009-13, Revenue Recognition (Topic 605)—Multiple—Deliverable Revenue Arrangements—a Consensus of the Emerging Issues Task Force (“ASU 2009-13”).

For multiple-deliverable arrangements, we first assess whether each deliverable has value to the customer on a standalone basis. We have determined that the subscription services related to our core solutions have value on a standalone basis because, once access is provided, they are fully functional and do not require additional development, modification or customization. Subscription services related to website hosting, insurance services and contact center services have value on a standalone basis as the services are sold separately by other vendors and are not essential to the functionality of the other deliverables. Usage-based services have value to the customer on a standalone basis as they are sold separately by other vendors and are not essential to the functionality of the other deliverables. The usage-based services are typically entered into subsequent to the initial customer arrangement. In multiple-deliverable arrangements that contain usage-based services, the customer has the option to purchase the services on an ad hoc basis, and payments are made when the services are rendered. The one-time services to assist our customers with on-boarding and optimizing our core solutions, as well as website design services, have value on a standalone basis as these services do not require highly specialized or skilled individuals to perform them, are not essential to the functionality of our software solutions and may be performed by the customer or another vendor.

Based on the standalone value of the deliverables, and since our customers do not have a general right of return, we allocate revenue among the separate non-contingent deliverables in a multiple-deliverable arrangement under the relative selling price method using the selling price hierarchy established in ASU 2009-13. Usage-based services are not included in the relative revenue allocation at the inception of the arrangement as they are contingent on the customer’s use of the applicable Value+ service. Usage-based services do not contain any significant incremental discounts. The ASU 2009-13 selling price hierarchy requires the selling price of each deliverable in a multiple-deliverable arrangement to be based on, in descending order, (i) vendor-specific objective evidence of fair value (“VSOE”), (ii) third-party evidence of fair value (“TPE”), or (iii) management’s best estimate of the selling price (“BESP”).

For our core solutions, we have established VSOE based on our consistent historical pricing and discounting practices for customer renewals where the customer only subscribes to our core solutions. In establishing VSOE, the substantial majority of the selling prices for our core solutions fall within a reasonably narrow pricing range.

For our Value+ services and services relating to on-boarding and optimizing our core solutions, as well as website design services, we were not able to determine VSOE because they are not sold by us separately from other deliverables. In addition, we considered whether TPE existed for these services and determined TPE existed for our website hosting based on prices charged by other companies selling similar services separately. For our remaining services, the selling prices of other deliverables are based on BESP. The determination of BESP requires us to make significant judgments and estimates. We consider numerous factors, including the nature of the deliverables themselves, the market conditions and competitive landscape for the sale, internal costs, and our published pricing and discounting practices. We maintain pricing transparency and adhere to our published price lists in selling these services to our customers. We update our estimates of BESP on an ongoing basis as events and circumstances may require.

After the contract value is allocated to each non-contingent deliverable in a multiple-deliverable arrangement based on the relative selling price, revenue is recognized for each deliverable based on the pattern in which the revenue is earned. For subscription services, revenue is recognized on a straight-line basis over the subscription period. For usage-based services, revenue is recognized as the services are rendered. For one-time services, revenue is recognized upon completion of the related services.

We record amounts collected from our customers in advance of recognizing revenue as deferred revenue. Deferred revenue that will be recognized as revenue within one year from the respective balance sheet date is recorded as current deferred revenue and the remaining portion, if any, is recorded as noncurrent.

Cost of Revenue

Cost of revenue consists of personnel-related costs (including salaries, incentive-based compensation, benefits, and stock-based compensation) for our employees focused on customer service and the support of our operations, platform infrastructure costs (such as data center operations and hosting-related costs), fees paid to third-party service providers, payment processing fees, and allocated shared costs. We typically allocate shared costs across our organization based on headcount within the applicable part of our organization. Cost of revenue excludes depreciation of property and equipment, and amortization of capitalized software development costs and intangible assets.

Sales and Marketing

Sales and marketing expense consists of personnel-related costs (including salaries, sales commissions, incentive-based compensation, benefits, and stock-based compensation) for our employees focused on sales and marketing, costs associated with sales and marketing activities, and allocated shared costs. Marketing activities include advertising, online lead generation, lead nurturing, customer and industry events, industry-related content creation and collateral creation. Sales commissions and other incremental costs to acquire customers and grow adoption and utilization of our Value+ services by new and existing customers are expensed as incurred. We focus our sales and marketing efforts on generating awareness of our software solutions, creating sales leads, establishing and promoting our brands, and cultivating an educated community of successful and vocal customers. Advertising expenses were $1.3 million and $2.1 million for the years ended December 31, 2013 and 2014, respectively, and are expensed as incurred.

Research and Product Development

Research and product development expense consists of personnel-related costs (including salaries, incentive-based compensation, benefits, and stock-based compensation) for our employees focused on research and product development, fees for third-party development resources, and allocated shared costs. Our research and product development efforts are focused on enhancing the ease of use and functionality of our existing software solutions by adding new core functionality, Value+ services and other improvements, as well as developing new products. We capitalize the portion of our software development costs that meets the criteria for capitalization. Amortization of software development costs is included in depreciation and amortization expense.

General and Administrative

General and administrative expense consists of personnel-related costs (including salaries, incentive-based compensation, benefits, and stock-based compensation) for employees in our executive, finance, information technology, or IT, human resources and administrative organizations. In addition, general and administrative expense includes fees for third-party professional services (including consulting, legal and audit services), other corporate expenses, and allocated shared costs.

Depreciation and Amortization

Depreciation and amortization expense includes depreciation of property and equipment, amortization of capitalized software development costs and amortization of intangible assets. We depreciate or amortize property and equipment, software development costs and intangible assets over their expected useful lives on a straight-line basis, which approximates the pattern in which the economic benefits of the assets are consumed.

Stock-Based Compensation

We account for stock-based compensation awards granted to employees and directors by recording compensation expense based on the awards’ grant-date estimated fair value, in accordance with ASC 718, Compensation—Stock Compensation (“ASC 718”). We estimate the fair value of restricted stock awards based on the fair value of our common stock. We estimate the fair value of stock options using the Black-Scholes option-pricing model. Determining the fair value of stock-based compensation awards under this model requires highly subjective assumptions, including the fair value of the underlying common stock, the risk-free interest rate, the expected term of the award, the expected volatility of the price of our common stock, and the expected dividend yield of our common stock. These estimates involve inherent uncertainties and the application of management’s judgment. If we had made different assumptions, our stock-based compensation expense and our net loss could have been materially different.

These assumptions and estimates are as follows:

•	Fair Value of Common Stock. Because there is no public market for our common stock, our board of directors has determined the fair value of our common stock at the time of the grant of stock options and restricted stock awards by considering a number of objective and subjective factors. The fair value of the underlying common stock will be determined by our board of directors until such time as our common stock is listed on an established stock exchange or national market system. The fair value has been determined in accordance with applicable elements of the practice aid issued by the American Institute of Certified Public Accountants titled Valuation of Privately Held Company Equity Securities Issued as Compensation. Our board of directors grants stock options with exercise prices equal to the fair value of our common stock on the date of grant.

•	Risk-Free Interest Rate. The risk free interest rate assumption is based upon observed interest rates on United States government securities appropriate for the expected term of the stock option.

•	Expected Term. Given we do not have sufficient exercise history to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior, we determine the expected term using the simplified method, which is calculated as the midpoint of the stock option vesting term and the expiration date of the stock option.

•	Expected Volatility. We determine the expected volatility based on the historical average volatilities of publicly traded industry peers. We intend to continue to consistently apply this methodology using the same or similar public companies until a sufficient amount of historical information regarding the volatility of our own common stock price becomes available, unless circumstances change such that the identified companies are no longer similar to us, in which case, more suitable companies whose stock prices are publicly available would be utilized in the calculation.

•	Expected Dividend Yield. We have not paid and do not anticipate paying any cash dividends in the foreseeable future and, therefore, we use an expected dividend yield of zero.

The following table summarizes information relating to our stock options granted in the years ended December 31, 2013 and 2014:

	Year Ended December 31,
	2013	2014
Stock options granted (in thousands)	502	2,803
Weighted average exercise price per share	$0.45	$1.15
Weighted average Black-Scholes model assumptions:
Risk-free interest rate	1.24%	1.86%
Expected term (in years)	6.0	6.2
Expected volatility	51%	48%
Expected dividend yield	—	—

In addition to the assumptions used in the Black-Scholes option-pricing model, we also estimate a forfeiture rate to calculate our stock-based compensation expense for our awards. The forfeiture rate is based on an analysis of actual forfeitures. We will continue to evaluate the appropriateness of the forfeiture rate based on actual forfeiture experience, analysis of employee turnover, and other factors. Changes in the estimated forfeiture rate can have a significant impact on our stock-based compensation expense as the cumulative effect of adjusting the rate is recognized in the period the estimated forfeiture rate is changed. If a revised forfeiture rate is higher than the previously estimated forfeiture rate, an adjustment is made that will result in a decrease to our stock-based compensation expense recognized in our consolidated financial statements. If a revised forfeiture rate is lower than the previously estimated forfeiture rate, an adjustment is made that will result in an increase to our stock-based compensation expense recognized in our consolidated financial statements.

Income Taxes

We account for income taxes in accordance with ASC 740, Income Taxes (“ASC 740”). ASC 740 requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in the consolidated statements of operations in the period that includes the enactment date. A valuation allowance is recorded when it is more likely than not that some of the deferred tax assets will not be realized.

We recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in our consolidated financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized. We recognize interest and penalties accrued with respect to uncertain tax positions, if any, in our provision for income taxes in the consolidated statements of operations.

Net Loss per Share

In periods in which we have net income, we apply the two-class method for calculating earnings per share. Under the two-class method, our net income is attributed to our common stockholders and participating securities based on their participation rights. Participating securities include convertible preferred stock and restricted stock. In periods in which we have net losses, we do not attribute losses to participating securities as they are not contractually obligated to share our losses.

Basic loss per share is calculated by dividing net loss attributable to common stockholders by the weighted average number of shares of common stock outstanding, net of the weighted average unvested restricted stock subject to repurchase, if any, during the period.

Diluted loss per share is calculated by dividing the net loss attributable to common stockholders by the weighted average number of shares of common stock outstanding, adjusted for the effects of potentially dilutive common stock, which are comprised of stock options, using the treasury-stock method, and convertible preferred stock, using the if-converted method.

The following table presents a reconciliation of our weighted average number of shares used to compute net loss per share (in thousands):

	Year Ended December 31,
	2013	2014
Weighted average shares outstanding	35,228	35,993
Weighted average unvested restricted shares subject to repurchase	(1,479)	(966)

Weighted average number of shares used to compute basic and diluted net loss per share	33,749	35,027

Because we reported net losses for all periods presented, all potentially dilutive common stock are antidilutive for those periods.

The following table presents the number of anti-dilutive shares excluded from the calculation of diluted net loss per share as of December 31, 2013 and 2014 (in thousands):

	Year Ended December 31,
	2013	2014
Options to purchase common stock	2,900	4,867
Conversion of convertible preferred stock	68,027	68,027
Unvested restricted stock awards	1,341	693

Total shares excluded from net loss per share attributable to common stockholders	72,268	73,587

Unaudited Pro Forma Net Loss per Share

The following table sets forth the computation of our pro forma basic and diluted net loss per share for the year ended December 31, 2014 (in thousands, except per share data):

Net loss	$(8,621)

Weighted average number of shares used to compute net loss per share	35,027
Pro forma adjustment to reflect assumed conversion of convertible preferred stock to common stock	68,027

Weighted average number of shares used to compute pro forma basic and diluted net loss per share	103,054

Pro forma net loss per share attributable to common stockholders, basic and diluted	$(0.08)

Comprehensive Loss

ASC 220, Comprehensive Income, establishes standards for the reporting and display of comprehensive loss and its components in the financial statements. As of December 31, 2013 and 2014, we had no other comprehensive income (loss) items; therefore, comprehensive loss equals net loss. Accordingly, we have not included a separate statement of comprehensive loss in the financial statements.

Recent Accounting Pronouncements

Under the Jumpstart our Business Startups Act (the “JOBS Act”), we meet the definition of an emerging growth company. We have irrevocably elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the JOBS Act.

In May 2014, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2014-09, Revenue from Contracts with Customers (“ASU 2014-09”), which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. ASU 2014-09 will replace most existing revenue recognition guidance in GAAP when it becomes effective. ASU 2014-09 is currently effective on January 1, 2017, although the FASB has proposed rules to defer its effectiveness until 2018. Early application is not permitted. The standard permits the use of either a retrospective or cumulative effect transition method. We have not determined which transition method we will adopt, nor have we determined the effect of this guidance on our financial condition, results of operations, cash flows or disclosures.

3. Property and Equipment

Property and equipment consists of the following as of December 31, 2013 and 2014 (in thousands):

	December 31,
	2013	2014
Data center and computer equipment	$1,935	$2,871
Furniture and fixtures	705	1,158
Office equipment	179	215
Leasehold improvements	129	333

Gross property and equipment	2,948	4,577
Less: Accumulated depreciation	(1,204)	(1,954)

Total property and equipment, net	$1,744	$2,623

Depreciation expense on property and equipment totaled $0.5 million and $0.9 million for the years ended December 31, 2013 and 2014, respectively.

As of December 31, 2013 and 2014, property and equipment included property and equipment under capital leases with a cost basis of $82,000. Accumulated depreciation on property and equipment under capital leases as of December 31, 2013 and 2014 was $0 and $21,000, respectively.

4. Internal-Use Software Development Costs

Internal-use software development costs were as follows (in thousands):

	December 31,
	2013	2014
Internal use software development costs, gross	$9,415	$13,931
Less: Accumulated amortization	(6,542)	(8,422)

Internal use software development costs, net	$2,873	$5,509

For the years ended December 31, 2013 and 2014, $2.4 million and $4.6 million of software development costs were capitalized and $1.5 million and $2.0 million were amortized, respectively.

Future amortization expense with respect to capitalized software development costs as of December 31, 2014 is estimated as follows (in thousands):

Years Ending December 31,
2015	$2,497
2016	2,040
2017	950
2018	22

Total amortization expense	$5,509

5. Intangible Assets

Intangible assets consisted of the following as of December 31, 2013 and 2014 (in thousands, except years):

	December 31, 2013
	Gross Carrying Value	Accumulated Amortization	Net Carrying Value	Weighted Average Useful Life in Years
Customer relationships	$230	$(58)	$172	5.0
Technology	4,000	(833)	3,167	6.0
Trademarks	800	(100)	700	10.0
Domain names	313	(123)	190	5.0
Patents	293	(49)	244	5.0

	$5,636	$(1,163)	$4,473	6.4

	December 31, 2014
	Gross Carrying Value	Accumulated Amortization	Net Carrying Value	Weighted Average Useful Life in Years
Customer relationships	$230	$(104)	$126	5.0
Technology	4,000	(1,500)	2,500	6.0
Trademarks	800	(180)	620	10.0
Domain names	287	(161)	126	5.0
Patents	324	(81)	243	5.0

	$5,641	$(2,026)	$3,615	6.4

Amortization expense for the years ended December 31, 2013 and 2014 was $0.9 million and $0.9 million, respectively. Amortization expense for each of the five fiscal years through December 31, 2019 and thereafter is estimated as follows (in thousands):

Years Ending December 31,
2015	$886
2016	899
2017	862
2018	619
2019	113
Thereafter	236

Total amortization expense	$3,615

6. Commitments and Contingencies

Lease Obligations

As of December 31, 2014, we had various non-cancellable operating leases related to our office facilities.

As of December 31, 2014, future minimum payments for obligations under non-cancellable operating leases were as follows (in thousands):

Years Ending December 31,
2015	$1,043
2016	1,004
2017	818
2018	137
2019	—
Thereafter	—

Total minimum lease payments	$3,002

We recorded rent expense of $0.8 million and $1.0 million for the years ended December 31, 2013 and 2014, respectively.

As of December 31, 2014, our future minimum payments for capital lease obligations relating to office equipment were $37,000 for 2015 and $34,000 for 2016.

Contingent Consideration Liability

In October 2012, we acquired all of the outstanding shares of MyCase, a company that developed a practice and case management software solution for the legal market. The purchase price included cash paid at closing and contingent consideration comprised of potential earn-out payments based upon the operations meeting certain revenue targets during the 30 months following the acquisition date. The fair value of the contingent consideration liability was $2.4 million as of December 31, 2013 and 2014. The contingent consideration liability is included in long term other liabilities and other current liabilities in the consolidated balance sheets as of December 31, 2013 and 2014, respectively.

Insurance

We have a wholly owned subsidiary, Terra Mar Insurance Company, Inc. (“Terra Mar”), which was established to provide our customers with the option to purchase tenant liability insurance. If our customers choose to use our insurance services, they are issued an insurance policy underwritten by our third-party service provider. The policy has a limit of $100,000 per incident for each insured residence. We have entered into a reinsurance agreement with our third party service provider and, as a result, we assume a 100% quota share of the tenant liability insurance provided to our customers through our third party service provider. We accrue in cost of revenue losses reported and an estimate of losses incurred but not reported by our property manager customers, as we bear the risk related to claims. Our liability for reported and incurred but not reported claims as of December 31, 2013 and 2014 was $0 and $0.3 million, respectively, and is included in other current liabilities in the consolidated balance sheets.

Included in other current assets as of December 31, 2013 and 2014 are $0.2 million and $0.6 million, respectively, of deposits held with a third party related to requirements to maintain collateral for our insurance services.

Litigation

From time to time, we may become subject to legal proceedings, claims and litigation arising in the ordinary course of business. We are not currently a party to any legal proceedings, nor are we aware of any pending or threatened litigation, that would have a material adverse effect on our business, operating results, cash flows or financial condition should such litigation be resolved unfavorably.

Indemnifications

In the ordinary course of business, we may provide indemnification of varying scope and terms to customers, investors, directors and officers with respect to certain matters, including, but not limited to, losses arising out of our breach of such agreements, services to be provided by us, or from intellectual property infringement claims made by third parties. These indemnification provisions may survive termination of the underlying agreement and the maximum potential amount of future payments we could be required to make under these indemnification provisions may not be subject to maximum loss clauses. The maximum potential amount of future payments we could be required to make under these indemnification provisions is indeterminable. We have never paid a material claim, nor have we been sued in connection with these indemnification arrangements. As of December 31, 2013 and 2014, we had not accrued a liability for these indemnification arrangements because the likelihood of incurring a payment obligation, if any, in connection with these indemnification arrangements is not probable or reasonably estimable.

7. Convertible Preferred Stock and Stockholders’ Deficit

As of December 31, 2013 and 2014, we were authorized to issue two classes of shares designated common stock and preferred stock. The total number of shares that we have authority to issue is 191,026,659, of which 123,000,000 shares are designated as common stock with a par value of $0.0001 per share, and 68,026,659 shares are designated as preferred stock with a par value of $0.0001 per share.

Convertible Preferred Stock

Our authorized preferred stock consists of Series A convertible preferred stock (“Series A”), Series B convertible preferred stock (“Series B”), Series B-1 convertible preferred stock (“Series B-1”), Series B-2 convertible preferred stock (“Series B-2”) and Series B-3 convertible preferred stock (“Series B-3”) (collectively the “preferred stock”).

In November 2013, we raised proceeds of $11.8 million net of issuance costs through the issuance of 6,077,119 shares of Series B-3 convertible preferred stock.

As of December 31, 2013 and 2014, information for each class of convertible preferred stock is as follows (in thousands, except liquidation preference per share):

	Authorized Shares	Issued and Outstanding	Aggregate Liquidation Preference	Liquidation Preference Per Share
Convertible preferred stock
Series A	16,130	16,130	$5,000	$0.3100
Series B	30,269	30,269	25,020	0.8266
Series B-1	8,423	8,423	10,000	1.1872
Series B-2	7,128	7,128	10,000	1.4030
Series B-3	6,077	6,077	12,000	1.9746

	68,027	68,027	$62,020

The following describes the various rights and preferences for the preferred stockholders.

Voting

The holders of the preferred stock are entitled to vote, together with the holders of common stock, on all matters submitted to stockholders for a vote. Each preferred stockholder is entitled to the number of votes equal to the number of shares of common stock into which each preferred share is convertible at the time of such vote.

Dividends

The Series A, Series B, Series B-1, Series B-2 and Series B-3 holders are entitled to receive noncumulative dividends when and if declared by our board of directors at an annual rate of $0.0248, $0.0661, $0.0950, $0.1122 and $0.1580 per share, respectively. If our board of directors declares a dividend on any share or class of capital stock, the preferred stock participates in any dividend declared. No dividends have been declared by our board of directors through December 31, 2014.

Liquidation

In the event of our liquidation, deemed liquidation event (including a change in control), dissolution or winding up, prior to any distribution to common stockholders, the Series A, Series B, Series B-1, Series B-2 and Series B-3 preferred stockholders are entitled to the greater of (i) the original issuance price plus any declared but unpaid dividends or (ii) such amount per share as would have been payable had all shares of preferred stock been converted into common stock immediately prior to such liquidation, dissolution or winding up.

If there are not sufficient assets to distribute the full liquidation amounts to the Series A, Series B, Series B-1, Series B-2 and Series B-3 preferred stockholders, then the available assets are distributed pro rata among the Series A, Series B, Series B-1, Series B-2 and Series B-3 preferred stockholder based on the number of shares owned.

After the payment of all preferential amounts required to be paid to the holders of preferred stock, the remaining assets available for distribution will be distributed among the holders of common stock ratably based on the number of shares of common stock owned by each stockholder.

The original issuance price per share of the Series A, Series B, Series B-1, Series B-2 and Series B-3 was $0.31, $0.8266, $1.1872, $1.403 and $1.9746, respectively.

The liquidation preference provisions of the convertible preferred stock are considered contingent redemption provisions because there are certain elements that were not solely within our control, such as a change in control. Accordingly, we presented the convertible preferred stock within the mezzanine portion of the consolidated balance sheets.

Conversion

Each share of Series A, Series B, Series B-1, Series B-2 and Series B-3 is convertible, at the option of the holder, into shares of common stock at a conversion rate determined by dividing the original issuance price per share by the conversion price per share. The conversion price per share of the Series A, Series B, Series B-1, Series B-2 and Series B-3 is $0.31, $0.8266, $1.1872, $1.403 and $1.9746, respectively, subject to proportional adjustments for certain dilutive issuances, splits, combinations, and other recapitalizations and reorganizations. The preferred stock automatically converts to common stock immediately prior to the completion of a public offering of our common stock for which aggregate gross proceeds to us are at least $40 million and at a price per share of at least $4.207, or upon a majority vote of all preferred stockholders voting as a single class on an as-converted basis at the then effective conversion price. As of December 31, 2014, each share of preferred stock converts to one share of common stock.

Unissued Shares of Common Stock

We are required to reserve and keep available out of our authorized but unissued shares of common stock such number of shares sufficient to effect the conversion of all outstanding shares of preferred stock, plus shares granted and available for grant under our stock option plan.

The number of shares of our common stock reserved for these purposes as of December 31, 2014 was as follows (in thousands):

December 31, 2014
Convertible preferred stock issued	68,027
Outstanding stock options	4,867
Additional shares available for grant	983

Reserve required for unissued common shares	73,877
Common shares outstanding	36,170

Total reserve required	110,047

8. Stock-Based Compensation

Stock Options

On February 14, 2007, our board of directors adopted the 2007 Stock Incentive Plan (the “Plan”) as an amendment and restatement to an original 2006 Equity Incentive Plan. Under the Plan, the number of shares of our common stock to be granted or subject to options or rights may not exceed 17 million. The Plan is administered by our board of directors, which determines the terms and conditions of each grant. Employees, officers, directors and consultants are eligible to receive stock options and stock awards under the Plan. The aggregate number of shares available under the Plan and the number of shares subject to outstanding options automatically adjusts for any changes in the outstanding common stock by reason of any recapitalization, spin-off, reorganization, reclassification, stock dividend, stock split, reverse stock split, or similar transaction. The exercise price of incentive stock options may not be less than the fair value of our common stock at the date of grant. The exercise price of incentive stock options granted to individuals that own greater than 10% of our voting stock may not be less than 110% of the fair value of our common stock at the date of grant. The term of each stock option cannot exceed ten years. Our board of directors will determine the vesting terms of all stock options. Generally, our board of directors has granted options with vesting terms of four years and contractual terms of ten years.

A summary of our stock option activity under the Plan for the year ended December 31, 2014 is as follows (number of shares in thousands):

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life in Years
Options outstanding as of December 31, 2013	2,900	$0.29	6.8
Options granted	2,803	1.15
Options exercised	(683)	0.25
Options cancelled/forfeited	(153)	0.59

Options outstanding as of December 31, 2014	4,867	$0.78	8.2

As of December 31, 2014
Options vested or expected to vest	4,505	$0.76	8.1
Options exercisable	1,789	0.29	5.8

As of December 31, 2014, total remaining stock-based compensation expense for unvested stock options was $1.3 million, which is expected to be recognized over a weighted average period of 4.0 years.

The weighted-average grant-date fair value per share of options granted for the years ended December 31, 2013 and 2014 was $0.22 and $0.55, respectively. We recorded stock-based compensation expense for stock option awards of $0.1 million for the years ended December 31, 2013 and 2014, respectively.

The total intrinsic value of options exercised in 2013 and 2014 was $0.2 million and $0.4 million, respectively. This intrinsic value represents the difference between the fair market value of our common stock on the date of exercise and the exercise price of each option. Based on the fair value of our common stock as of December 31, 2014, the total intrinsic value of all outstanding options was $2.2 million. The total intrinsic value of exercisable options as of December 31, 2014 was $1.7 million. The total intrinsic value of options vested and expected to vest as of December 31, 2014 was $2.1 million.

There were no excess tax benefits realized for the tax deductions from stock options exercised during the years ended December 31, 2013 and 2014.

The table below sets forth information regarding stock options granted from January 1, 2014 to December 31, 2014 (number of shares in thousands):

Grant Date	Number of Shares	Exercise Price at Grant Date	Estimated per Share Fair Value of Common Stock at Grant Date	Intrinsic Value per Share at Grant Date
January 30, 2014	308	$0.82	$0.82	$—
April 30, 2014	167	$0.82	$0.82	$—
July 23, 2014	190	$1.04	$1.04	$—
December 3, 2014	2,138	$1.23	$1.23	$—

Restricted Stock

Activity in connection with our restricted stock was as follows for the year ended December 31, 2014 (number of shares in thousands):

	Number of Shares	Weighted- Average Grant Date Fair Value
Unvested as of December 31, 2013	1,341	$0.40
Granted	—	—
Vested	(648)	0.38
Forfeited	—	—

Unvested as of December 31, 2014	693	$0.41

The restricted stock awards vest over a four-year period. For the years ended December 31, 2013 and 2014, we recognized stock-based compensation expense for restricted stock awards of $0.2 million and $0.8 million, respectively.

The weighted average grant-date fair value per share of restricted stock granted during the year ended December 31, 2013 was $0.45. As of December 31, 2014, total remaining stock-based compensation expense for unvested restricted stock is $0.3 million, which is expected to be recognized over a weighted average period of 1.86 years.

Certain key employees, including officers, purchased shares of restricted stock in exchange for promissory notes in our favor, bearing interest at rates ranging from 0.87% to 5.09% per annum. The principal amounts of certain notes were automatically forgiven under the terms of the notes over the vesting period of the restricted stock, provided the employee continued providing services to us through the forgiveness dates. For accounting purposes, these notes were considered non-substantive and the notes were not reflected in our consolidated financial statements. Other notes were considered nonrecourse notes, as the notes were in substance collateralized only by the shares of our common stock underlying the restricted stock awards. The notes were considered stock options for accounting purposes, and were not recorded in the consolidated balance sheets. Total notes receivable as of December 31, 2013 were $1.1 million. In 2014, the nonrecourse notes were in substance forgiven as we paid a bonus plus applicable tax withholdings to the employees and the employees used the bonus to repay the notes in full. The forgiveness of the nonrecourse notes during the year ended December 31, 2014 was considered a modification to the underlying terms of the stock options, which resulted in additional stock-based compensation expense of $0.7 million, which was recorded in the year ended December 31, 2014, and $0.1 million, which will be recorded over the remaining vesting period of the restricted stock awards. As of December 31, 2014, no employee notes were outstanding.

9. Business Disposition

In December 2013, we sold and licensed certain assets of our secure data room product to SecureDocs, a newly formed C-corporation led by our former employees. As consideration, we received a (i) 20% nondilutive common stock interest in SecureDocs, (ii) $2 million promissory note payable upon the earlier of (a) a sale of SecureDocs, (b) the ninth anniversary of the transaction, or (iii) bankruptcy, insolvency or other liquidation or dissolution of SecureDocs, and (c) the right of first refusal to purchase SecureDocs in the event that an offer to purchase SecureDocs is made by a third party.

The disposition of this business was accounted for as a change in interest due to our loss of control over SecureDocs. We derecognized the carrying value of the SecureDocs’ net assets and liabilities of $0.1 million and recognized the fair value of the consideration received of approximately $0.4 million resulting in a gain of $0.3 million, which is included in other income (expense), net in the consolidated statements of operations. The fair value of the consideration received was estimated using a discounted cash flow analysis.

Following the disposition, we account for the investment in SecureDocs under the equity method of accounting so that, at the end of each reporting period, the investment is adjusted for our proportionate share of the net loss or income of SecureDocs. As of December 31, 2013, the investment in SecureDocs of $28,000 and the related-party note receivable of $0.3 million (net of allowance) were reflected in other assets on the consolidated balance sheets. During the year ended December 31, 2014, we recorded our share of the losses of SecureDocs, reducing the carrying value of the equity-method investment in SecureDocs to $0.

10. Income Taxes

We had no provision for income taxes for the years ended December 31, 2013 and 2014 because we have incurred losses and maintain a full valuation allowance against our net deferred tax assets.

Set forth below is a reconciliation of the components that caused our provision for income taxes to differ from amounts computed by applying the U.S. Federal statutory rate of 34% for the years ended December 31, 2013 and 2014:

	Year Ended December 31,
	2013	2014
Income tax benefit at the statutory rate	34%	34%
Change in contingent consideration	6	0
Permanent differences	(2)	(1)
Change in valuation allowance	(43)	(37)
Research and development credits	5	4

Provision for income taxes	0%	0%

The components of deferred tax assets (liabilities) were as follows (in thousands):

	December 31,
	2013	2014
Deferred income tax assets:
Net operating loss carryforwards	$19,274	$22,579
Research and development tax credits	1,331	2,014
Other	462	708

Gross deferred tax assets	21,067	25,301
Valuation allowance	(16,358)	(19,900)

Deferred tax assets, net of valuation allowance	4,709	5,401

Deferred tax liabilities:
Property, equipment and software	(1,463)	(2,351)
Intangible assets	(1,851)	(1,282)
State taxes	(1,249)	(1,450)
Other	(146)	(318)

Total deferred tax liabilities	(4,709)	(5,401)

Total net deferred tax assets	$—	$—

As of December 31, 2014, we had federal net operating losses of $56.3 million, which will begin to expire in 2027. As of December 31, 2014, we had state net operating losses of $40.2 million, which will begin to expire in 2017. As of December 31, 2014, we also had federal and state research and development credit carryforwards of $2.0 million and $2.1 million, respectively. The federal credit carryforwards will begin to expire in 2027, while the state credits carry forward indefinitely.

The Internal Revenue Code of 1986, as amended (“IRC”), imposes substantial restrictions on the utilization of net operating losses and other tax attributes in the event of an “ownership change” of a corporation. Accordingly, a company’s ability to use pre-change net operating loss and research tax credits may be limited as prescribed under IRC Section 382. Events which may cause limitation in the amount of the net operating losses and credits that we utilize in any one year include, but are not limited to, a cumulative ownership change of more than 50% over a three-year period. Due to the effects of historical equity issuances, utilization of our net operating losses may be limited pursuant to IRC Section 382. The IRC Section 382 limitation is not expected to have a material effect on our financial statements.

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. A significant piece of objective negative evidence evaluated was the cumulative loss incurred through December 31, 2014. Such objective evidence limits the ability to consider other subjective positive evidence such as its future income projections. On the basis of this evaluation, as of December 31, 2014, a valuation allowance of $19.9 million has been recorded since it is more likely than not that the deferred tax assets will not be realized.

The change in the valuation allowance for the years ended December 31, 2013 and 2014 was as follows (in thousands):

	Year Ended December 31,
	2013	2014
Valuation allowance, at beginning of year	$12,809	$16,358
Increase in valuation allowance	3,549	3,542

Valuation allowance, at end of year	$16,358	$19,900

The following is a reconciliation of the total amounts of unrecognized tax benefits (in thousands):

	Year Ended December 31,
	2013	2014
Unrecognized tax benefit beginning of year	$936	$1,600
Decreases—tax positions in prior year	—	(278)
Increases—tax positions in current year	664	692

Unrecognized tax benefit end of year	$1,600	$2,014

The unrecognized tax benefits are recorded as a reduction to the deferred tax assets. Since there is a full valuation allowance recorded against the deferred tax assets, the recognition of previously unrecognized tax benefits on uncertain positions would result in no impact to the effective tax rate.

As of December 31, 2014, we had no accrued interest and penalties related to uncertain income tax positions. We do not anticipate that the amount of unrecognized tax benefits will significantly increase or decrease within the next 12 months.

We are subject to taxation in the United States and various states. Due to the presence of net operating loss carryforwards, the years ended December 31, 2011 through 2014 remain open to examination by the Internal Revenue Service (“IRS”) and the years ended December 31, 2010 through 2014 remain open to examination by state taxing authorities. We are not currently under audit by any taxing authorities.

11. Revenue and Other Information

The CODM reviews separate revenue information for our core solutions, Value+ and other service offerings as a measure of growth in the number of our customers and growth in the adoption and utilization of our core solutions and Value+ services by new and existing customers. The following table presents our revenue categories for the years ended December 31, 2013 and 2014 (in thousands):

	Year Ended December 31,
	2013	2014
Core solutions	$14,413	$22,406
Value+ services	10,134	22,525
Other	1,995	2,740

Total revenues	$26,542	$47,671

Value+ services presented in the table above include subscriptions to website hosting services and contact center services. Other services included above are for one-time services related to on-boarding and optimizing the use of our core solutions as well as website design services.

Our revenue is generated primarily from U.S. customers. All of our property and equipment is located in the United States.

12. Retirement Plans

We have a 401(k) retirement and savings plan made available to all employees. The 401(k) plan allows each participant to contribute up to an amount not to exceed an annual statutory maximum. We may, at our discretion, make matching contributions to the 401(k) plan. We are responsible for the administrative costs of the 401(k) plan. We have not made any contributions to the 401(k) plan since inception.

13. Subsequent Events

We evaluated subsequent events through April 17, 2015, the date of issuance of our consolidated financial statements.

Subsequent to December 31, 2014, we granted to employees options to purchase 682,700 shares of our common stock at a weighted average exercise price of $1.41 per share. In addition, we issued 100,000 shares of restricted stock with a purchase price of $1.41 per share.

Subsequent to December 31, 2014, we entered into a new operating lease to expand our office space, which increased our minimum non-cancellable lease obligations by $1.7 million through November 30, 2020.

On March 16, 2015, we entered into a new $12.5 million credit facility consisting of a $10.0 million term loan and a $2.5 million revolving line of credit with Wells Fargo Bank, N.A., with a maturity date of March 16, 2020. The credit facility allows for borrowings at LIBOR Rate plus the LIBOR Rate Margin, and otherwise, at per annum rate equal to the Base Rate plus the Base Rate Margin (as those terms are defined in the credit agreement). On March 16, 2015, we borrowed $10.0 million under this credit facility.

On April 1, 2015, we completed the acquisition of all of the membership interests of RentLinx, LLC, a San Diego, California-based company focused on a software platform that allows customers to advertise rental houses and apartments online. We paid the sellers $4.0 million, of which $0.5 million was placed into escrow to cover potential indemnification claims relating to breaches of representations, warranties and covenants. Given the timing of the completion of the acquisition, we are in the process of determining the fair value of the assets acquired and liabilities assumed necessary to allocate the purchase price. Therefore, the disclosure of the purchase price allocation is not practicable. We also agreed to pay an additional amount of approximately $1.0 million to certain individuals subject to their continued employment with us, which we will record as an expense over the service period.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth an itemization of the various costs and expenses, other than the underwriting discounts and commissions, payable by us in connection with the offer, sale, issuance and distribution of the shares of our Class A common stock being registered hereunder. All of the amounts shown are estimated except the SEC registration fee, the FINRA filing fee and the NASDAQ listing fee.

Amount to be Paid
SEC registration fee	$	*
FINRA filing fee		*
NASDAQ listing fee		*
Accounting fees and expenses		*
Legal fees and expenses		*
Blue sky fees and expenses		*
Printing and engraving expenses		*
Transfer agent and registrar fees		*
Miscellaneous expenses		*

Total	$	*

*	To be furnished by amendment.

Item 14. Indemnification of Directors and Officers.

We are incorporated under the laws of the State of Delaware. Section 145 of the DGCL provides that a Delaware corporation may indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as an officer, director, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. Section 145 of the DGCL further authorizes a corporation to purchase and maintain insurance on behalf of any indemnified person against any liability asserted against and incurred by such person in any indemnified capacity, or arising out of such person’s status as such, regardless of whether the corporation would otherwise have the power to indemnify such person under the DGCL.

Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director, except for liability for any:

•	breach of a director’s duty of loyalty to the corporation or its stockholders;

•	act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or redemption of shares; or

•	transaction from which the director derives an improper personal benefit.

Our amended and restated certificate of incorporation to be in effect immediately prior to the completion of this offering will authorize us to, and our amended and restated bylaws to be in effect immediately prior to the completion of this offering will provide that we must, indemnify our directors and officers to the fullest extent authorized by the DGCL and also pay expenses incurred in defending any such proceeding in advance of its final disposition upon delivery of an undertaking, by or on behalf of an indemnified person, to repay all amounts so advanced if it should be determined ultimately that such person is not entitled to be indemnified under the DGCL or otherwise.

As permitted by the DGCL, we have entered into indemnification agreements with each of our directors and executive officers. These agreements require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.

We have an insurance policy covering our directors and executive officers with respect to certain liabilities, including liabilities arising under the Securities Act and otherwise.

The underwriting agreement to be filed as Exhibit 1.1 to this registration statement provides for indemnification by the underwriters of the registrant and its officers and directors for certain liabilities arising under the Securities Act and otherwise.

Item 15. Recent Sales of Unregistered Securities.

Since April 1, 2012, we have sold the following securities that were not registered under the Securities Act:

•	On September 11, 2012, we issued an aggregate of 7,127,533 shares of our Series B-2 convertible preferred stock to eight accredited investors at a price per share of $1.40301 for an aggregate purchase price of $10 million.

•	On November 26, 2013, we issued an aggregate of 6,077,119 shares of our Series B-3 convertible preferred stock to five accredited investors at a price per share of $1.97462 for an aggregate purchase price of $12 million.

•	We granted to our directors, officers, employees, consultants and other service providers, under the 2007 Plan, options to purchase an aggregate of 4,272,575 shares of our common stock at an exercise price per share ranging from $0.34 to $1.41.

•	We issued to our directors, officers, employees, consultants and other service providers, under the 2007 Plan, an aggregate of 1,197,000 shares of our common stock at a purchase price per share ranging from $0.34 to $1.41.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering. These issuances were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) or Section 3(b) of the Securities Act, as transactions by an issuer not involving a public offering or transactions pursuant to compensatory benefit plans and contracts relating to compensation as provided under Rule 701. The purchasers of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to offer or sell, in connection with any distribution of the securities, and appropriate legends were affixed to the share certificates and instruments issued in such transactions. All recipients had adequate access, through their relationships with us, to information about us. The sales of these securities were made without any general solicitation or advertising.

Item 16. Exhibits and Financial Statement Schedules.

(a)        Exhibits

See the Exhibit Index on the page immediately preceding the exhibits for a list of exhibits filed as part of this registration statement, which Exhibit Index is incorporated herein by reference.

(b)        Financial Statement Schedules

No financial statement schedules are provided because the information called for is not required or is shown either in the registrant’s consolidated financial statements or the related notes thereto.

Item 17. Undertakings.

The registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)        For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)        For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in Santa Barbara, California on                     , 2015.

APPFOLIO, INC.

By:
Brian Donahoo
President, Chief Executive Officer and Director

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS that each individual whose signature appears below hereby constitutes and appoints Brian Donahoo and Ida Kane, and each of them, as his or her true and lawful attorney-in-fact and agent with full power of substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, to this registration statement, and to sign any registration statement for the same offering covered by this registration statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933 increasing the number of shares for which registration is sought, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, making such changes in this registration statement as such attorney-in-fact and agent so acting deem appropriate, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done with respect to the offering of securities contemplated by this registration statement, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agent or any of them, or his, her or their substitute or substitutes, may lawfully do or cause to be done or by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

Brian Donahoo	President, Chief Executive Officer and Director (Principal Executive Officer)	, 2015

Ida Kane	Chief Financial Officer (Principal Financial and Accounting Officer)	, 2015

Andreas von Blottnitz	Chairman of the Board	, 2015

Timothy Bliss	Director	, 2015

Klaus Schauser	Chief Strategist and Director	, 2015

INDEX OF EXHIBITS

Exhibit Number	Description of Document

**1.1	Form of Underwriting Agreement.

3.1	Amended and Restated Certificate of Incorporation of the registrant, as currently in effect.

3.2	Certificate of Amendment to Amended and Restated Certificate of Incorporation of the registrant.

3.3	Bylaws of the registrant, as currently in effect.

**3.4	Form of Amended and Restated Certificate of Incorporation of the registrant (to be effective immediately prior to the completion of this offering).

**3.5	Form of Amended and Restated Bylaws of the registrant (to be effective immediately prior to the completion of this offering).

**4.1	Specimen Certificate for Class A Common Stock.

4.2	Amended and Restated Investor Rights Agreement, by and among the registrant and the investors name therein, dated November 26, 2013.

**5.1	Opinion of Stradling Yocca Carlson & Rauth, P.C.

10.1	Multi-Tenant Industrial Lease, by and between the registrant and Nassau Land Company, L.P., dated April 1, 2011, as amended.

10.2	Multi-Tenant Industrial Lease, by and between the registrant and Nassau Land Company, L.P., dated February 17, 2015.

10.3#	2007 Stock Incentive Plan, as amended, and related form agreements.

**10.4#	2015 Stock Incentive Plan and related form agreements.

**10.5#	2015 Employee Stock Purchase Plan and related form agreements.

10.6	Form of Indemnification Agreement by and between the registrant and each of its executive officers and directors.

10.7	Credit Agreement, by and among the registrant, Wells Fargo Bank, N.A., as administrative agent, and the lenders that are parties thereto, dated as of March 16, 2015.

21.1	Subsidiaries of the registrant.

**23.1	Consent of independent registered public accounting firm.

**23.2	Consent of Stradling Yocca Carlson & Rauth, P.C. (included in Exhibit 5.1).

**24.1	Power of Attorney (included in signature page).

**	To be submitted by amendment.
#	Management contract or compensatory plan or arrangement.